As filed with the Securities and Exchange Commission on November 3, 1997

                                                          File No.  333-19605
                                                           File No.  811-4372
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   [ ]
    Pre-Effective Amendment No. __2__                                     [X]
    Post-Effective Amendment No. ____                                     [ ]


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940           [ ]
    Amendment No. __23__                                                  [X]

                 HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT TWO
                              (Exact Name of Registrant)

                           HARTFORD LIFE INSURANCE COMPANY
                                 (Name of Depositor)

                                 200 Hopmeadow Street
                             Simsbury, Connecticut  06089
                      (Address of Depositor's Principal Offices)

                                    (860) 843-6731
                 (Depositor's Telephone Number, Including Area Code)


                               Leslie T. Soler, Esquire
                                 200 Hopmeadow Street
                             Simsbury, Connecticut  06089
                       (Name and Address of Agent for Service)

                                       Copy to:

                             David S. Goldstein, Esquire
                             Sutherland, Asbill & Brennan
                            1275 Pennsylvania Avenue, N.W.
                             Washington, D.C.  20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the registrant hereby elects to register an indefinite amount of securities being offered.

The registrant hereby amends this registrant statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                CROSS REFERENCE SHEET
                               PURSUANT TO RULE 495(A)


         N-4 ITEM NO.                        PROSPECTUS HEADING
         ------------                        ------------------
    1.   Cover Page                          Hartford Life Insurance Company,
                                             Separate Account Two

    2.   Definitions                         Definitions

    3.   Condensed Financial Information     None

    4.   Synopsis or Highlights              Summary

    5.   General Description of              Hartford, the Separate Account
         Registrant                          and the Funds

    6.   Deductions                          Contract Fees and Charges

    7.   General Description of Annuity      Description of the Contracts, Contract
         Contracts Information               Fees and Charges and Additional
                                             Contract Information

    8.   Annuity Period                      Selecting an Annuity Payment Option

    9.   Death Benefit                       Description of the Contracts

    10.  Purchases and Contract Value        Description of the Contracts

    11.  Redemptions                         Surrenders

    12.  Taxes                               Federal Tax Considerations

    13.  Legal Proceedings                   Legal Proceedings

    14.  Table of Contents of the Statement  Table of Contents to Statement
         Additional Information              of Additional Information

    15.  Cover Page                          Part B; Statement of Additional
                                             Information

    16.  Table of Contents                   Table of Contents

    17.  General Information and History     Description of Hartford Life
                                             Insurance Company



    18.  Services                            None

    19.  Purchase of Securities              Distribution of the Contracts
         being Offered

    20.  Underwriters                        Distribution of the Contracts

    21.  Calculation of Performance Data     Calculation of Yield and Return

    22.  Annuity Payments                    Payments Under the Contract,
                                             Selecting an Annuity Payment Option

    23.  Financial Statements                Financial Statements

    24.  Financial Statements and Exhibits   Financial Statements and Exhibits

    25.  Directors and Officers of the       Directors and Officers of the
         Depositor                           Depositor

    26.  Persons Controlled by or Under      Persons Controlled by or Under
         Common Control with the             Common Control with the Depositor
         Depositor or Registrant             or Registrant

    27.  Number of Contract Owners           Number of Contract Owners

    28.  Indemnification                     Indemnification

    29.  Principal Underwriters              Principal Underwriters

    30.  Location of Accounts and            Location of Accounts and
         Records                             Records

    31.  Management Services                 Management Services

    32.  Undertakings                        Undertakings


                       INDIVIDUAL SINGLE PREMIUM PAYMENT
                      IMMEDIATE VARIABLE ANNUITY CONTRACT

                        HARTFORD LIFE INSURANCE COMPANY
                             200 HOPMEADOW STREET
                          SIMSBURY, CONNECTICUT 06070
                       1-800-862-6668 (CONTRACT OWNERS)
[LOGO]            1-800-862-7155 (INVESTMENT REPRESENTATIVES)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This prospectus ("Prospectus") describes the individual variable immediate annuity contract (the "Contract") offered by Hartford Life Insurance Company ("Hartford"). The Contract may be sold to or issued in connection with retirement plans, including plans that qualify for special federal income tax treatment under the Internal Revenue Code.

Contract Owner(s) may allocate the Premium Payment and transfer Contract Value to one or more Sub-Accounts of Hartford Life Insurance Company Separate Account Two (the "Separate Account"). The assets of each Sub-Account are invested solely in a corresponding mutual fund (the "Funds"). The Funds are:


Hartford Advisers Fund, Inc.                 Hartford Bond Fund, Inc.
                                             Hartford Dividend and Growth Fund,
Hartford Capital Appreciation Fund, Inc.     Inc.
                                             Hartford International Advisers Fund,
Hartford Index Fund, Inc.                    Inc.
Hartford International Opportunities Fund,
Inc.                                         Hartford MidCap Fund, Inc.
                                             Hartford Mortgage Securities Fund,
HVA Money Market Fund, Inc.                  Inc.
Hartford Small Company Fund, Inc.            Hartford Stock Fund, Inc.


Under the Contract, Hartford makes periodic Annuity Payments to the Contract Owner(s) (or other designated Payee). The dollar amount of each Annuity Payment varies according to the investment performance of the Funds in which the selected Sub-Accounts are invested. The Contract Owner(s) bear the investment risk of amounts invested in the Separate Account.


This Prospectus sets forth the basic information regarding the Contract and the Separate Account that a prospective investor should know before purchasing a Contract. The prospectus for the Funds, which provides information regarding investment objectives and policies of each Fund, should be read in conjunction with this Prospectus. A Statement of Additional Information providing additional information about the Contract and the Separate Account has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The table of contents for the Statement of Additional Information ("Statement") is on page 41 of this Prospectus. Call 1-800-862-6668, or write Hartford at its Home Office to obtain a free copy of the Statement.


--------------------------------------------------------------------------------

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUS FOR EACH OF THE FUNDS.
--------------------------------------------------------------------------------

AN INVESTMENT IN A CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A CONTRACT INVOLVES CERTAIN RISKS, INCLUDING THE RISK OF LOSS OF THE PREMIUM PAYMENT (PRINCIPAL).
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

PROSPECTUS DATED: NOVEMBER 10, 1997


STATEMENT OF ADDITIONAL INFORMATION DATED: NOVEMBER 10, 1997

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
 DEFINITIONS...........................................................    3
 FEE AND EXPENSE TABLES................................................    5
 SUMMARY...............................................................    7
 HARTFORD, THE SEPARATE ACCOUNT AND THE FUNDS..........................    8
   Hartford Life Insurance Company.....................................    8
   Separate Account....................................................    8
   The Funds...........................................................    9
 PERFORMANCE RELATED INFORMATION.......................................   10
 DESCRIPTION OF THE CONTRACTS..........................................   10
   Purchasing a Contract...............................................   10
   Right to Examine the Contract.......................................   11
   Crediting and Allocating the Premium Payment........................   11
   Contract Value -- Before Income Start Date..........................   11
   The Net Investment Factor...........................................   11
   Sub-Account Value Transfers Before and After Income Start Date......   12
   Surrenders..........................................................   12
   Death Before Income Start Date......................................   13
   Death On or After the Income Start Date.............................   13
   Determination of the Death Benefit..................................   13
   Distribution Requirements: Prior to the Income Start Date...........   13
   Payments Under the Contract.........................................   14
 SELECTING AN ANNUITY PAYMENT OPTION...................................   14
   Annuity Payment Options.............................................   14
   Annuity Calculation Date and Income Start Date......................   15
   Income Payment Dates................................................   15
   Variable Annuity Payments...........................................   15
 CONTRACT FEES AND CHARGES.............................................   16
   Contingent Deferred Sales Charge....................................   16
   Premium Tax Charge..................................................   17
   Mortality and Expense Risk Charge...................................   17
   Fund Expenses.......................................................   17
 ADDITIONAL CONTRACT INFORMATION.......................................   17
   Contract Ownership..................................................   17
   Changing the Contract Owner or Beneficiary..........................   17
   Misstatement of Age or Sex..........................................   18
   Change of Contract Terms............................................   18
   Reports to Contract Owners..........................................   18
   Miscellaneous.......................................................   18
   Voting Privileges...................................................   18
 FEDERAL TAX CONSIDERATIONS............................................   19
   General.............................................................   19
   Taxation of Hartford and the Separate Account.......................   19
   Taxation of Purchasers of Non-Qualified Contracts...................   19
   Taxation of Purchasers of Qualified Contracts.......................   20
   Federal Income Tax Withholding......................................   23
   Contract Owners That Are Nonresident Aliens or Foreign
    Corporations.......................................................   23
   Other Tax Consequences..............................................   23
 OTHER INFORMATION.....................................................   23
   Distribution of the Contracts.......................................   23
   Legal Proceedings...................................................   24
 FINANCIAL STATEMENTS..................................................   24
 ILLUSTRATIONS OF ANNUITY PAYMENTS ASSUMING HYPOTHETICAL RATES OF
   RETURN..............................................................   25
 ILLUSTRATIONS OF ANNUITY PAYMENTS USING HISTORIC RATES OF RETURN......   28
 TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION.............   41

HARTFORD LIFE INSURANCE COMPANY                                                3
--------------------------------------------------------------------------------

                                  DEFINITIONS

ACCUMULATION UNIT: An accounting unit of measure used to calculate Sub-Account Value prior to the Annuity Calculation Date.

ANNIVERSARY VALUE: The Commuted Value calculated as of a Contract Anniversary.

ANNUITANT: The person (or persons) whose life (or lives) determines the Annuity Payments payable under the Contract and whose death determines the Death Benefit after the Income Start Date. With regard to joint and last survivor Annuity Payment Options, the maximum number of joint Annuitants is two and provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant. Provisions relating to an action by the Annuitant mean, in case of joint Annuitants, both Annuitants acting jointly. Unless otherwise specified, the Contract Owner is the Annuitant.

ANNUITY CALCULATION DATE: The date as of which the first Annuity Payment will be calculated. It will be no more than five days prior to the Income Start Date. Values calculated prior to the Income Start Date but after the Annuity Calculation Date will equal values as of the Annuity Calculation Date.

ANNUITY PAYMENT: One of several periodic payments made by Hartford to the Payee under an Annuity Payment Option.

ANNUITY PAYMENT OPTION: The form of Annuity Payments selected by the Contract Owner. The Annuity Payment Option is shown on the Contract specifications page as the "Annuity Benefit."

ANNUITY UNIT: An accounting unit of measure used to calculate the amount of Variable Annuity Payments.

ANNUITY UNIT FACTOR: The factor applied in computing Annuity Unit values to neutralize the effect of the Assumed Investment Return.

ASSUMED INVESTMENT RETURN (AIR): The annual rate of return shown on the specification page of the Contract. This rate is used to determine the degree of fluctuation in the amount of Variable Annuity Payments in response to fluctuations in the net investment return of selected Sub-Accounts by assuming (among other things) that the assets in the Sub-Accounts supporting the Contract will have a net annual return over the anticipated Annuity Payment period equal to that rate of return. If the actual performance of the selected Sub-Accounts is equal to the AIR, the payment will be constant. If the actual performance is greater than the AIR, the payment will increase. If the actual performance is less than the AIR, the Variable Annuity Payment amount will be lower.

BENEFICIARY: The person(s) entitled to receive the Contract Value upon the death of the Contract Owner or Annuitant prior to the Income Start Date or, the Death Benefit upon the death of the Annuitant after the Income Start Date available under some Annuity Payment Options.

CANCELLATION PERIOD: The "Right to Examine" period described on the cover page of the Contract during which the Contract Owner may return the Contract.

CODE: The Internal Revenue Code of 1986, as amended.

COMMISSION: U.S. Securities and Exchange Commission.

COMMUTED VALUE: The present value of the remaining guaranteed Annuity Payments under an Annuity Payment Option having Annuity Payments guaranteed for a specified number of years, computed using the Assumed Investment Return for the Contract and the Annuity Unit Value(s) calculated as of the date that Hartford receives a fully completed request for surrender, or Due Proof of Death of the Annuitant.

CONTRACT ANNIVERSARY: The same date in each Contract Year as the Contract Issue Date.

CONTRACT ISSUE DATE: The date on which Hartford issues the Contract and on which the Contract becomes effective. The Contract Issue Date is shown on the specifications page of the Contract and is used to determine Contract Years and Contract Anniversaries.


CONTRACT OWNER(S): The person (or persons) who owns (or own) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract. The maximum number of joint Contract Owners is two. Provisions relating to action by the Contract Owner mean, in the case of joint Contract Owners, both Contract Owners acting jointly.


CONTRACT VALUE: The sum of the Sub-Account Values under the Contract prior to the Annuity Calculation Date.

CONTRACT YEAR: A 12-month period beginning on the Contract Issue Date or on a Contract Anniversary.

DEATH BENEFIT: The amount payable by Hartford based upon the death of the Contract Owner or Annuitant prior to the Income Start Date, or upon the death of Annuitant on or after the Income Start Date. The Death Benefit is calculated as of the date that Due Proof of Death is received at Hartford.

DUE PROOF OF DEATH: A certified copy of a death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased or any other proof acceptable to Hartford.

FUND: Any open-end management investment company (or investment portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests.

HARTFORD: Hartford Life Insurance Company.

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

HOME OFFICE: Hartford's offices at 200 Hopmeadow Street, Simsbury, CT 06070 (mailing address: P.O. Box 5085, Hartford, CT 06102-5085, Attn: Individual Annuity Services).

INCOME PAYMENT DATE: The date each month, quarter, semi-annual period, or year as of which Hartford computes the Annuity Payments.

INCOME START DATE: The date as of which the Annuity Payments are to begin. It is the first Income Payment Date and is shown on the specifications page of the Contract.


IRA: An "individual retirement annuity" as described in Section 408 of the Code.


JOINT ANNUITANT: A person, other than the primary Annuitant, whose life determines the Annuity Payments payable. The Contract will have a Joint Annuitant only if a joint life Annuity Payment Option is elected.


MAXIMUM ANNIVERSARY VALUE: The greatest Anniversary Value under the Contract while the Annuitant is alive prior to his or her 81st birthday reduced by the dollar amount of Annuity Payments made since that anniversary.


NET ASSET VALUE PER SHARE: The value per share of any Fund on any Valuation Day. The method of computing the Net Asset Value Per Share is described in the prospectus for each Fund.

NET INVESTMENT FACTOR: The Net Investment Factor for each of the Sub-Accounts, equal to the Net Asset Value Per Share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividends or capital gains distributed by that Fund if the ex-dividend date occurs in the Valuation Period then ended) divided by the Net Asset Value Per Share of the corresponding Fund at the beginning of the Valuation Period.

NON-QUALIFIED CONTRACT: A Contract that is not a Qualified Contract.

PAYEE: The person or party designated by the Contract Owner to receive Annuity Payments. Unless otherwise specified the Annuitant is the Payee.

PAYMENT FACTOR: The factor used on the Annuity Calculation Date to calculate the first Annuity Payment.

PREMIUM PAYMENT: The payment made to Hartford pursuant to the terms of the Contract.

PREMIUM TAX: The amount of tax charged by a state or municipality on the Premium Payment or Contract Value.


QUALIFIED CONTRACT: A Contract that is issued in connection with a retirement plan that qualifies for special federal income tax treatment under Section 408 or Section 457 of the Code.


SEPARATE ACCOUNT: Hartford Life Insurance Company Separate Account Two.

SUB-ACCOUNT: A subdivision of the Separate Account, the assets of which are invested in a corresponding Fund.

SUB-ACCOUNT VALUE: On or before the Annuity Calculation Date, the amount is determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for that Sub-Account.


SURRENDER VALUE: The Contract Value less any applicable Premium Tax prior to the Annuity Calculation Date, or the Commuted Value less applicable contingent deferred sales charges on or after the Annuity Calculation Date.


VALUATION DAY: Every day that the New York Stock Exchange is open for trading.

VALUATION PERIOD: The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

VARIABLE ANNUITY PAYMENT: An Annuity Payment that may vary in amount from one Income Payment Date to the next as a function of the investment performance of one or more Sub-Accounts selected by the Contract Owner to support Annuity Payments.

WRITTEN NOTICE: A notice or request submitted in writing in a form satisfactory to Hartford that is manually signed by the Contract Owner(s) and received at the Home Office.

HARTFORD LIFE INSURANCE COMPANY                                                5
--------------------------------------------------------------------------------

                             FEE AND EXPENSE TABLES

                        Contract Owner Transaction Expenses

 Sales Charge imposed on Premium Payment...........................       None
 Contingent Deferred Sales Charge (as a percentage of Commuted
    Value)*
     First Year....................................................       6%
     Second Year...................................................       6%
     Third Year....................................................       5%
     Fourth Year...................................................       5%
     Fifth Year....................................................       4%
     Sixth Year....................................................       3%
     Seventh Year..................................................       2%
     Eighth Year...................................................       0%
 Exchange Fee......................................................       None

------------

* Only applies to PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option, after the Income Start Date.

                        Annual Separate Account Expenses
                 (as a percentage of average annual net assets)

 Mortality and Expense Risk Charge.................................    1.25%
 Other Charges.....................................................       None
 Total Separate Account Expenses...................................    1.25%

              Annual Fund Operating Expenses After Reimbursements
                        (as a percentage of net assets)


                                                                        TOTAL FUND
                                                  MANAGEMENT   OTHER    OPERATING
                                                     FEES     EXPENSES   EXPENSES
                                                  ----------  --------  ----------
 Hartford Advisers Fund..........................   0.615%     0.017%     0.632%
 Hartford Bond Fund..............................   0.490%     0.030%     0.520%
 Hartford Capital Appreciation Fund..............   0.629%     0.017%     0.646%
 Hartford Dividend & Growth Fund.................   0.709%     0.017%     0.726%
 Hartford Index Fund.............................   0.374%     0.019%     0.393%
 Hartford International Advisers Fund............   0.746%     0.214%     0.960%
 Hartford International Opportunities Fund.......   0.691%     0.095%     0.786%
 Hartford MidCap Fund (1)........................   0.520%     0.150%     0.670%
 HVA Money Market Fund...........................   0.423%     0.021%     0.444%
 Hartford Mortgage Securities Fund...............   0.424%     0.029%     0.453%
 Hartford Small Company Fund.....................   0.750%     0.040%     0.790%
 Hartford Stock Fund.............................   0.441%     0.016%     0.457%


------------


(1) Hartford MidCap Fund is a new Fund: Operating expenses are based on annualized estimates of such expenses to be incurred in the current fiscal year. HL Investment Advisors, Inc. has agreed to waive its fees for the Hartford MidCap Fund until the assets of the Fund (excluding assets contributed by companies affiliated with HL Investment Advisors, Inc.) first reach $20 million. Absent this waiver, the investment advisory fee would be 0.575% annually and the total fund operating expense ratio would be 0.900% (annualized).


    Premium Taxes, currently ranging from 0% to 4 % may be applicable, depending upon the laws of various jurisdictions.


    The above tables are intended to assist the Contract Owner in understanding the costs and expenses that he or she will bear directly or indirectly. The table reflects the current management fees, other expenses and total expenses for each Fund. For a more complete description of the various costs and expenses, see "Charges and Deductions" and the prospectus for the Funds which accompanies this Prospectus.

6                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

EXAMPLES

     A Contract Owner will pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and an Annuitant age 65 with a 5% Assumed Investment Return:

1.  If the LIFE Annuity Payment Option is selected and you do not surrender your
    Contract:


 SUB-ACCOUNT                   1 YEAR 3 YEARS
                               ------ -------
 Hartford Advisers Fund.......  $ 19   $  60
 Hartford Bond Fund...........    18      56
 Hartford Capital Appreciation
   Fund.......................    19      60
 Hartford Dividend and Growth
   Fund.......................    20      63
 Hartford Index Fund..........    17      52
 Hartford International
   Advisers Fund..............    23      70
 Hartford International
   Opportunities Fund.........    21      64
 Hartford MidCap Fund.........    19      61
 HVA Money Market Fund........    17      54
 Hartford Mortgage Securities
   Fund.......................    17      54
 Hartford Small Company
   Fund.......................    21      64
 Hartford Stock Fund..........    17      54


2. If the PAYMENTS GUARANTEED FOR 20 YEARS Annuity Payment Option is selected and you do not surrender your Contract:


 SUB-ACCOUNT                   1 YEAR 3 YEARS
                               ------ -------
 Hartford Advisers Fund.......  $ 19   $  60
 Hartford Bond Fund...........    18      56
 Hartford Capital Appreciation
   Fund.......................    19      60
 Hartford Dividend and Growth
   Fund.......................    20      63
 Hartford Index Fund..........    17      52
 Hartford International
   Advisers Fund..............    23      70
 Hartford International
   Opportunities Fund.........    21      64
 Hartford MidCap Fund.........    19      61
 HVA Money Market Fund........    17      54
 Hartford Mortgage Securities
   Fund.......................    17      54
 Hartford Small Company
   Fund.......................    21      64
 Hartford Stock Fund..........    17      54


3. If the GUARANTEED PAYMENTS FOR 20 YEARS Annuity Payment Option is selected and you surrender your Contract:


 SUB-ACCOUNT                   1 YEAR 3 YEARS
                               ------ -------
 Hartford Advisers Fund.......  $ 79   $ 110
 Hartford Bond Fund...........    78     106
 Hartford Capital Appreciation
   Fund.......................    79     110
 Hartford Dividend and Growth
   Fund.......................    80     113
 Hartford Index Fund..........    77     102
 Hartford International
   Advisers Fund..............    83     120
 Hartford International
   Opportunities Fund.........    81     114
 Hartford MidCap Fund.........    79     111
 HVA Money Market Fund........    77     104
 Hartford Mortgage Securities
   Fund.......................    77     104
 Hartford Small Company
   Fund.......................    81     114
 Hartford Stock Fund..........    77     104


    These examples should not be considered representations of past or future performance or expenses. The actual expenses paid or performance achieved may be greater or less than those shown.

HARTFORD LIFE INSURANCE COMPANY                                                7
--------------------------------------------------------------------------------

                                    SUMMARY
                              GENERAL DESCRIPTION

    This Prospectus is designed to provide prospective Contract Owners with information necessary to decide whether or not to purchase a Contract. This summary provides a concise description of the more significant aspects of the Contract. Further detail is provided in this Prospectus, the related Statement of Additional Information, the Contract, and the prospectus for the Funds. For further information, contact Hartford at its Home Office or your registered representative.

                             PURCHASING A CONTRACT

    A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request along with a single Premium Payment to Hartford at its Home Office. The minimum Premium Payment for a Contract is $25,000 and the maximum Premium Payment generally is $1,000,000 (See "Purchasing a Contract"), unless approved by Hartford.


    Subject to certain minimum allocation requirements that may be in effect from time to time, the Premium Payment is allocated to each Sub-Account as specified on the application or order request. All percentage allocations must be in whole numbers. (See "Crediting an Allocating Premium Payments.")

                         RIGHT TO EXAMINE THE CONTRACT

    Contract Owners may cancel the Contract during the Cancellation Period and receive a refund equal to the Contract Value. The Cancellation Period is a ten-day period of time beginning when the Contract is received by a Contract Owner. Some states require a longer Cancellation Period and return of the Premium Payment. (See "Right to Examine the Contract.")

                                   TRANSFERS

    Prior to the Annuity Calculation Date, a Contract Owner may transfer all or part of any Sub-Account Value to another available Sub-Account(s), subject to certain restrictions. (See "Sub-Account Value Transfers.") Similar transfers may be made after the Income Start Date, subject to certain restrictions. (See "Variable Annuity Payments.")

                            ANNUITY PAYMENT OPTIONS

    The following Annuity Payment Options are available under the Contract: Life Annuity; Life Annuity with Cash Refund; Life Annuity with Payments Guaranteed For a Specified Number of Years; Joint and Last Survivor; Joint and Last Survivor Life Annuity With Payments Guaranteed For a Specified Number of Years; and Payments Guaranteed For a Specified Number of Years.

                                 DEATH BENEFITS

    The Contract provides for a Death Benefit, under certain Annuity Payment Options, in the event the Annuitant or Contract Owner(s) die(s) prior to the Income Start Date and if the Annuitant dies after the Income Start Date. (See "Payment Upon the Death of Any Contract Owner or the Annuitant.") Certain Annuity Payment Options do not provide a Death Benefit.

                                   SURRENDERS

    Upon Written Notice prior to the Annuity Calculation Date, a Contract Owner may surrender the Contract and receive the Contract Value. On or after the Income Start Date under a PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option, a Contract Owner also may surrender the Contract for the Surrender Value. (See "Surrenders.") Surrenders may have adverse federal income tax consequences including the possibility of being subject to a penalty tax. (See "Federal Tax Considerations.")

                                CHARGES AND FEES

    The following charges and fees are assessed under the Contracts:

    CONTINGENT DEFERRED SALES CHARGE. Hartford deducts a contingent deferred sales charge if the Contract is surrendered after the Income Start Date under PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS Annuity Payment Option. The contingent deferred sales charge is 6% of the Commuted Value (less any applicable Premium Tax charge) if surrendered during the first two Contract Years; 5% of the Commuted Value (less any applicable Premium Tax charge) if surrendered during the third or fourth contract years; and decreases 1% each Contract Year up to and including the seventh Contract Year. The contingent deferred sales charge is 0% if the Contract is surrendered after the seventh Contract Year. No contingent deferred sales charge is assessed upon the death of the Annuitant after the Income Start Date.

    MORTALITY AND EXPENSE RISK CHARGE. Hartford makes a daily charge of
0.003446% (approximately equivalent to an effective annual rate of 1.25%) of the Separate Account's net assets to compensate it for assuming certain mortality and expense risks. (See "Mortality and Expense Risk Charge.")
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8                                                HARTFORD LIFE INSURANCE COMPANY
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    PREMIUM TAX CHARGE. Generally, taxes on Premium Payments, if any, are incurred as of the Annuity Calculation Date, and a Premium Tax Charge is Deducted from the Contract Value as of that date. These taxes currently range from 0% to 4.0% of Premium Payments. (See "Premium Tax Charge.")


    EXPENSES OF THE FUNDS. The investment experience of each Sub-Account reflects that of the Fund whose shares it holds. The investment experience of each Fund, in turn, reflects its fees and other operating expenses. Please read the prospectus for each of the Funds for details.

                  HARTFORD, THE SEPARATE ACCOUNT AND THE FUNDS
                        HARTFORD LIFE INSURANCE COMPANY


    Hartford Life Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing health and life insurance, both individual and group, in all states of the United States and the District of Columbia. Hartford was originally incorporated under the laws of Massachusetts on June 5, 1902, and was subsequently redomiciled to Connecticut. Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., a Delaware corporation.


    Hartford is rated A+ (superior) by A.M. Best and Company, Inc. on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Account. The ratings apply to Hartford's ability to meet its insurance obligations, including those described in this Prospectus.


                                SEPARATE ACCOUNT


    The Separate Account is a separate investment account of Hartford established under Connecticut law on June 2, 1986. Hartford owns the assets of the Separate Account. These assets are held separate from Hartford's general account and its other separate accounts. That portion of the Separate Account's assets that is equal to the reserves and other Contract liabilities of the Separate Account is not chargeable with liabilities arising out of any other business Hartford may conduct.

    The Separate Account is registered with the Commission under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust and meets the definition of a "separate account" under the federal securities laws. Such registration does not involve any supervision by the Commission of the management of the Separate Account or of Hartford. The Separate Account is also governed by the laws of Connecticut, Hartford's state of domicile, and may also be governed by laws of other states in which Hartford does business.


    The investment in the Separate Account is allocated to one or more Sub-Accounts as per the Contract Owner's specifications. Each Sub-Account is invested exclusively in the assets of one underlying Fund. The Separate Account has 12 Sub-Accounts, each of which invests in shares of a corresponding Fund. Income, gains and losses, realized or unrealized, from assets allocated to a Sub-Account are credited to or charged against that Sub-Account without regard to other income, gains or losses of Hartford.


    CHANGES TO THE SEPARATE ACCOUNT. Where permitted by applicable law, Hartford may make the following changes to the Separate Account:

    1. Any changes required by the 1940 Act or other applicable law or regulation;

    2. combine separate accounts, including the Separate Account;

    3. add new Sub-Accounts to or remove existing Sub-Accounts from the Separate Account or combine Sub-Accounts;

    4. make Sub-Accounts (including new Sub-Accounts) available to such classes of Contracts as Hartford may determine;

    5. add new Funds or remove existing Funds;

    6. substitute new Funds for any existing Fund if shares of the Fund are no longer available for investment or if Hartford determines that investment in a Fund is no longer appropriate in light of the purposes of the Separate Account;


    7. de-register the Separate Account under the 1940 Act if such registration is no longer required; and


    8. operate the Separate Account as a management investment company under the 1940 Act or as any other form permitted by law.

    No such changes will be made without any necessary approval of the
Commission and applicable state insurance departments. Contract Owners will be notified of any changes.
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HARTFORD LIFE INSURANCE COMPANY                                                9
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                                   THE FUNDS


    Each Sub-Account invests in a corresponding Fund. Each of the Funds is an open-end diversified management investment company managed by HL Investment Advisors, Inc. ("HL Advisors"), a registered investment adviser. HL Advisors has retained Wellington Management Company to act as investment sub-adviser to the Funds indicated by an asterisk. In addition, HL Advisors has entered into an investment services agreement with Hartford Investment Management Company ("HIMCO"), for the provision of investment services to the remaining Funds. The Funds, as well as a brief description of their investment objectives, are provided below:


 HARTFORD ADVISERS FUND, INC.

    Seeks to achieve maximum long-term total rate of return consistent with prudent investment risk by investing in common stock and other equity securities, bonds and other debt securities, and money market instruments.

 HARTFORD BOND FUND, INC.

    Seeks to achieve maximum current income consistent with preservation of capital by investing primarily in fixed-income securities.

 HARTFORD CAPITAL APPRECIATION FUND, INC.

    Seeks to achieve growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration.

 HARTFORD DIVIDEND AND GROWTH FUND, INC.

    Seeks a high level of current income consistent with growth of capital and reasonable investment risk. The Fund invests primarily in equity securities and securities convertible into equity securities.

 HARTFORD INDEX FUND, INC.


    Seeks to provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.*


 HARTFORD INTERNATIONAL ADVISERS FUND, INC.

    Seeks to provide maximum long-term total return consistent with prudent investment risk. The Fund assets will be diversified among at least five countries and will be allocated among equity and debt securities and money market instruments.

 HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.

    Seeks to achieve long-term total rate of return consistent with prudent investment risk through investment primarily in equity securities issued by non-U.S. companies.


 HARTFORD MIDCAP FUND, INC.



    Seeks to achieve long-term capital growth through capital appreciation by investing primarily in equity securities.


 HARTFORD MORTGAGE SECURITIES FUND, INC.

    Seeks to achieve maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association.

 HARTFORD SMALL COMPANY FUND, INC.

    Seeks to achieve growth of capital by investing primarily in equity securities selected on the basis of potential for capital appreciation.

 HARTFORD STOCK FUND, INC.

    Seeks to achieve long-term capital growth primarily through capital appreciation, with income as a secondary consideration, by investing primarily in equity securities.

 HVA MONEY MARKET FUND, INC.

    Seeks to achieve maximum current income consistent with liquidity and preservation of capital. The Fund invests in short-term money market securities.

    NO ONE CAN ASSURE THAT ANY FUND WILL ACHIEVE ITS STATED OBJECTIVES AND POLICIES. SINCE EACH UNDERLYING FUND HAS DIFFERENT INVESTMENT OBJECTIVES, EACH IS SUBJECT TO DIFFERENT RISKS. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectus for each Fund which accompanies this Prospectus and the current statement of additional information for the Funds. THE FUNDS' PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION CAN ALSO BE OBTAINED BY CALLING 1-800-862-6668. The Funds' prospectus should be read carefully before any decision is made concerning the allocation of the Premium Payment or transfers of Contract Value among the Sub-Accounts.

    Hartford cannot guarantee that each Fund will always be available under the Contracts, but in the unlikely event that a Fund is not available, Hartford will take reasonable steps to secure the availability of a comparable fund. Shares of each Fund are purchased and redeemed at net asset value, without a sales charge.

    Shares of the Funds are sold to separate accounts of Hartford and its insurance company affiliates other than the Separate Account to serve as the underlying investment for both variable annuity contracts and variable life insurance


* "STANDARD & POOR'S-REGISTERED TRADEMARK-", "S&P-REGISTERED TRADEMARK-", "S&P 500-REGISTERED TRADEMARK-", "STANDARD & POOR'S 500", AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY HARTFORD LIFE INSURANCE COMPANY. THE INDEX FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S ("S&P") AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE INDEX FUND.

10                                               HARTFORD LIFE INSURANCE COMPANY
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contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, Hartford will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed funding, as disclosed in the Funds' prospectus.


                        PERFORMANCE RELATED INFORMATION



    The Separate Account may advertise certain performance related information concerning its Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.



    The Hartford Advisers Fund, Hartford Bond Fund, Hartford Capital Appreciation Fund, Inc., Hartford Dividend and Growth Fund, Hartford Index Fund, Hartford International Advisers Fund, Hartford International Opportunities Fund, Hartford MidCap Fund, Hartford Mortgage Securities Fund, Hartford Small Company Fund, Hartford Stock Fund, and HVA Money Market Fund Sub-Accounts may include total return in advertisements or other sales material.



    When a Sub-Account advertises its standardized total return, it will usually be calculated for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period (assuming the deduction of any contingent deferred sales charge which would be payable if the investment were redeemed at the end of the period).



    In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the contingent deferred sales charge and the Annual Maintenance Fee are not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.



    The Hartford Bond Fund and Hartford Mortgage Securities Fund Sub-Accounts may advertise yield in addition to total return. The yield will be computed in the following manner: The net investment income per unit earned during a recent one month period, divided by the unit value on the last day of the period. This figure reflects the recurring charges at the Separate Account level including the annual maintenance fee.



    The HVA Money Market Fund Sub-Account may advertise yield and effective yield. The yield of a Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized, i.e. the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges at the Separate Account level including the annual maintenance fee.



    The Separate Account may also disclose yield, standard total return, and non-standard total return for periods prior to the date the Separate Account commenced operations. For periods prior to the date the Separate Account commenced operations, performance information for the Sub-Accounts will be calculated based on the performance of the underlying Funds and the assumption that the Sub-Accounts were in existence for the same periods as those of the underlying Funds, with a level of charges equal to those currently assessed against the Sub-Accounts.



    Hartford may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.


                          DESCRIPTION OF THE CONTRACTS
                             PURCHASING A CONTRACT

    A prospective Contract Owner may purchase a Contract by completing and submitting an application or an order request. The maximum age for Annuitants on the Contract Issue Date is 90. A single Premium Payment must be delivered to the Home Office along with the Contract Owner's application or an order request. The minimum Premium Payment is $25,000 unless Hartford specifically consents to a lower Premium Payment. No additional Premium Payments may be made under the Contracts. Unless Hartford gives its prior approval, it will not accept a

HARTFORD LIFE INSURANCE COMPANY                                               11
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Premium Payment in excess of $1,000,000. Hartford will send Contract Owners a confirmation notice upon receipt and acceptance of the Contract Owner's Premium Payment.

                         RIGHT TO EXAMINE THE CONTRACT

    Contract Owners may cancel the Contract during the Cancellation Period, which is the 10-day period beginning on the day the Contract Owner receives the Contract. Some states may require a longer Cancellation Period. To cancel the Contract, the Contract Owner must mail or deliver within 10 days, a written request for cancellation accompanied by the Contract to the Home Office of Hartford.

    Hartford will refund the Contract Value as of the date of receipt of the request for cancellation. The Contract Owner bears the investment risk during the period prior to Hartford's receipt of the request for cancellation. Hartford will refund the Premium Payment where required by law.

                            CREDITING AND ALLOCATING
                              THE PREMIUM PAYMENT

    If the application or an order request for a Contract is properly completed and is accompanied by any additional information necessary to process it, the Premium Payment will be allocated, as designated by the Contract Owner, to one or more of the Sub-Accounts within two business days of receipt. If the application, order request, or other required information is incomplete when received, Hartford reserves the right to retain the Premium Payment for up to five business days while it attempts to complete the information. If the information cannot be made complete within five business days, the applicant will be informed of the reasons for the delay and the Premium Payment will be returned unless the applicant specifically consents to Hartford retaining the Premium Payment until the information is made complete. The Premium Payment will then be allocated within two business days after receipt of the complete information.

    Contract Owners may allocate the Premium Payment among any or all available Sub-Accounts subject to minimum amounts then in effect. Currently, amounts allocated to any one Sub-Account must equal at least 1% of the net Premium Payment. All percentage allocations must be in whole numbers.

                   CONTRACT VALUE -- BEFORE INCOME START DATE

    SUB-ACCOUNT VALUE. The Contract Value is the sum of all Sub-Account Values and therefore reflects the investment performance of the Sub-Accounts to which it is allocated. The Sub-Account Value for any Sub-Account as of the Contract Issue Date is equal to the amount of the Premium Payment allocated to that Sub-Account. The Sub-Account Value for a Contract is determined on any given day by the multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for that Sub-Account. Therefore, on any Valuation Day the Contract Owner's Sub-Account Value reflects any variation of the interest income, dividends, net capital gains or losses, realized or unrealized, and any amounts transferred into or out of that Sub-Account.

    ACCUMULATION UNITS. The portions of the Premium Payment allocated to a Sub-Account or amounts of Contract Value transferred to a Sub-Account are converted into Accumulation Units. For any Contract, the number of Accumulation Units credited to a Sub-Account is determined by dividing the dollar amount directed to the Sub-Account by the value of the Accumulation Unit for that Sub-Account for the Valuation Day as of which the portion of the Premium Payment or transferred Contract Value is invested in the Sub-Account. Transferred Contract Value is invested in a Sub-Account as of the end of the Valuation Period during which the transfer request was received. Therefore, a Premium Payment or portion thereof allocated to or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract.

    Surrenders, transfers out of a Sub-Account, the death of any Contract Owner or the Annuitant before the Income Start Date, and the application of Contract Value less Premium Tax to an Annuity Payment Option on the Annuity Calculation Date all result in a decrease in the number of Accumulation Units of one or more Sub-Accounts. Accumulation Units are valued as of the end of the Valuation Period.

    The Accumulation Unit value for each Sub-Account was arbitrarily set initially at $1 when the Sub-Account began operations. Thereafter, the Accumulation Unit value at the end of every Valuation Day equals the Accumulation Unit value at the end of the preceding Valuation Day multiplied by the Net Investment Factor (described below).

                     THE NET INVESTMENT FACTOR (BEFORE AND
                            AFTER INCOME START DATE)

    The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the Net Investment Factor reflects the investment performance of the Fund in which that Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. The Net Investment Factor is calculated by dividing (1) by (2) and subtracting (3) from the result, where:

    (1) is the result of:
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12                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

       a. the Net Asset Value Per Share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

       b. the per share amount of any dividend or capital gain distributions made by the Fund held in the Sub-Account.

    (2) is the Net Asset Value Per Share of the Fund held in the Sub-Account, determined at the beginning of the Valuation Period.

    (3) is a daily factor representing the mortality and expense risk charge deducted from the Sub-Account, adjusted for the number of days in the Valuation Period.

                     SUB-ACCOUNT VALUE TRANSFERS BEFORE AND
                            AFTER INCOME START DATE

    The Contract Owner may transfer the values of the Sub-Accounts allocations from one or more Sub-Accounts to another free of charges. However, Hartford reserves the right to limit the number of transfers to twelve (12) per Contract Year, with no two (2) transfers occurring on consecutive Valuation Days. Transfers by telephone may be made by a Contract Owner or by the attorney-in-fact pursuant to a power of attorney by calling (800) 862-6668 or by the agent of record by calling (800) 862-7155. Telephone transfers may not be permitted by some states for their residents who purchase variable annuities.

    The policy of Hartford and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. Hartford will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, Hartford may be liable for any losses due to unauthorized or fraudulent instructions. The procedures Hartford follows for transactions initiated by telephone include requirements that the callers provide certain information for identification purposes. All transfer instructions by telephone are tape recorded.


    Transfers between Sub-Accounts may be made both before and after the Income Start Date provided that the minimum allocation to any Sub-Account may not be less than the minimum then in effect. All percentage (%) allocations must be in whole numbers (e.g., 1%).


    It is the responsibility of the Contract Owner to verify the accuracy of all confirmations of transfers and to promptly advise Hartford of any inaccuracies within one business day of receipt of the confirmation. Hartford will send the Contract Owner a confirmation of the transfer within five days from the date of any instructions.

    Subject to exceptions set forth in the following paragraph, the right to reallocate Contract Values is subject to modification if Hartford determines, in its sole opinion, that the exercise of that right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but would not be limited to, the requirements of a minimum time period between each transfer, not accepting transfer requests of an agent acting under power of attorney on behalf of more than one Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by a Contract Owner at any one time. Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Hartford to be to the disadvantage of other Contract Owners. Some states may have certain limitations.

    Currently, and with respect to Contracts issued in all states, the only restriction in effect is that Hartford will not accept instructions from agents acting under a power of attorney of multiple Contract Owners whose accounts aggregate more than $2 million, unless the agent has entered into a third party transfer services agreement with Hartford.

                                   SURRENDERS

    ON OR BEFORE THE INCOME START DATE. A Contract Owner may surrender the Contract for its Surrender Value at any time on or before the Income Start Date. A Contract's Surrender Value fluctuates daily as a function of the investment performance of the Sub-Accounts in which a Contract Owner is invested. Hartford does not guarantee any minimum Surrender Value. The Surrender Value will be determined as of the date Hartford receives the Written Notice for surrender at the Home Office.

    AFTER THE INCOME START DATE. A Contract Owner may surrender the Contract on or after the Income Start Date only if the Payments Guaranteed for a Specified Number of Years Annuity Payment Option is in effect. Upon such a surrender Hartford pays the Contract Owner the Commuted Value less any applicable contingent deferred sales charges. This surrender charge is computed as of the date Hartford receives the Written Notice for surrender at the Home Office.

    CONTRACT OWNERS SHOULD CONSULT THEIR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF A SURRENDER. A surrender made before age 59 1/2 may result in adverse tax consequences, including the imposition of a penalty tax of 10% of the taxable portion of the Surrender Value. See "Federal Tax Considerations" for more details.
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HARTFORD LIFE INSURANCE COMPANY                                               13
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                         DEATH BEFORE INCOME START DATE

    If the Contract Owner or the Annuitant dies before the Income Start Date, Hartford will pay the Death Benefit.
    The Death Benefit is an amount equal to the Contract Value. The Contract Value may be taken in one sum or under any of the settlement options then being offered by Hartford.

    IF THE CONTRACT OWNER DIES before the Income Start Date, any surviving joint Contract Owner becomes the Beneficiary. If there is no surviving joint Contract Owner, the designated Beneficiary will be the Beneficiary. If the Contract Owner's spouse is the sole Beneficiary and the Annuitant is living, the spouse may elect, in lieu of receiving the Contract Value, to be treated as the Contract Owner. If no Beneficiary designation is in effect or if the Beneficiary has predeceased the Contract Owner, the Contract Owner's estate will be the Beneficiary.

    IF THE ANNUITANT DIES prior to the Income Start Date and the Contract Owner is living, the Contract Owner shall be the Beneficiary. In that case, the rights of any designated Beneficiary shall be voided.


                    DEATH ON OR AFTER THE INCOME START DATE



    If the Annuitant dies on or after the Income Start Date, Hartford will pay the Death Benefit under the Annuity Payment Option in effect as of the Annuitant's death. Under some Annuity Payment Options, there is no Death Benefit.


    The Death Benefit on or after the Income Start Date, under the Payments Guaranteed for a Specified Number of Years Annuity Payment Option, is the greatest of:

    a)  the Commuted Value;

    b) 100% of the Premium Payment reduced by the aggregate dollar amount of all Annuity Payments made since the Income Start Date; and


    c) the Maximum Anniversary Value (the greatest Anniversary Value under the Contract while the Annuitant is alive prior to his or her 81st birthday reduced by the dollar amount of Annuity Payments made since that anniversary).


    IF THE ANNUITANT DIES on or after the Income Start Date, the Beneficiary will have the option of having payments continue to the Beneficiary for the remainder of the period or taking the Death Benefit in one sum.

    IF A CONTRACT OWNER WHO IS NOT THE ANNUITANT, DIES on or after the Income Start Date, any surviving joint Contract Owner becomes the sole Contract Owner. If there is no surviving Contract Owner, the Payee becomes the new Contract Owner. If any Contract Owner dies, the remaining Annuity Payments will be distributed at least as rapidly as under the method of distribution being used as of the date of such death.

                       DETERMINATION OF THE DEATH BENEFIT

    The Death Benefit will be calculated as of the date Hartford receives Written Notice of Due Proof of Death. Any Annuity Payments made on or after the date of death, but before receipt of Written Notice of Due Proof of Death will be recovered by Hartford from the Payee.

    PRIOR TO THE INCOME START DATE, in the absence of complete instructions to either pay the Death Benefit in one sum or under one of the settlement options being offered, the Contract Value will be moved to the Money Market Fund.

    ON OR AFTER THE INCOME START DATE, in the absence of complete instructions to either pay the Death Benefit in one sum or continue payments, the present value of the guaranteed remaining payments will be moved to the Money Market Fund.

    Upon receipt of complete instructions, Hartford will proceed as follows: If the instructions are to resume payments, Hartford will make any payments that went unpaid since the date Hartford received Written Notice of Due Proof of Death. Hartford will then reallocate the remaining balance in the Money Market Fund according to the instructions and resume payments. If the instructions are to pay the Death Benefit in one sum, Hartford will pay the Death Benefit.

                      DISTRIBUTION REQUIREMENTS: PRIOR TO
                             THE INCOME START DATE

    The Contract Value will be distributed based on the Contract Owner's or Annuitant's date of death and the Beneficiary's election:

    1) in a single lump sum within five years;

    2) under an Annuity Payment Option provided that :

       a) Annuity Payments begin within one year of the date of death, and

       b) Annuity Payments are made in substantially equal installments over the life of the Beneficiary, or

       c) Annuity Payments are made in substantially equal installments over a period not greater than the life expectancy of the Beneficiary;

    3) if the sole Beneficiary is the spouse of the deceased Contract Owner, he or she may by Written Notice
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14                                               HARTFORD LIFE INSURANCE COMPANY
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      within one year of the Contract Owner's death, elect to continue the
       Contract as the new Contract Owner. If the spouse so elects, all of his or her rights as Beneficiary cease and if the deceased Contract Owner was also the sole Annuitant and appointed no contingent Annuitant, he or she will become the Annuitant; or

    4) if the Contract Owner is not an individual, then the "primary Annuitant" shall be treated as the Contract Owner under 1) and 2) above. For this purpose, the "primary Annuitant" means the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

                          PAYMENTS UNDER THE CONTRACT

    Hartford generally makes payments of surrenders, Death Benefits, or any Annuity Payments within seven days of receipt of all applicable Written Notices and/or Due Proofs of Death. However, Hartford may postpone such payments for any of the following reasons:


    1. when the New York Stock Exchange ("NYSE") is closed for trading other than customary holiday or weekend closing, or trading on the NYSE is restricted, as determined by the Commission; or


    2. when the Commission by order permits a postponement for the protection of Contract Owners; or

    3. when the Commission determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

    If a recent check or draft has been submitted, Hartford has the right to defer payment of surrenders, payments upon the death of the Contract Owner or Annuitant before the Income Start Date, Death Benefits, or Annuity Payments until the check or draft has been honored.

                              SELECTING AN ANNUITY
                                 PAYMENT OPTION

    The Annuity Payment Option specifies the type of annuity to be paid and determines how long the annuity will be paid, the frequency of payment, and the amount of each Annuity Payment. The Contract Owner must select the Annuity Payment Option when applying for the Contract. This election is irrevocable once the Contract is issued. The Contract Owner must select the Sub-Accounts to which Contract Value less applicable Premium Tax will be applied. Unless otherwise directed, Sub-Account values, as they exist on the Annuity Calculation Date, are used to calculate the first Annuity Payment.

                            ANNUITY PAYMENT OPTIONS

    LIFE ANNUITY. Hartford makes Annuity Payments to the Payee for as long as the Annuitant lives. UNDER THIS OPTION, A PAYEE WOULD RECEIVE ONLY ONE ANNUITY PAYMENT IF THE ANNUITANT DIES AFTER THE FIRST ANNUITY PAYMENT, TWO ANNUITY PAYMENTS IF THE ANNUITANT DIES AFTER THE SECOND ANNUITY PAYMENT, ETC.

    LIFE ANNUITY WITH CASH REFUND. Hartford makes Annuity Payments to the Payee as long as the Annuitant lives. If the Annuitant dies and the sum of all Annuity Payments made are less than the Contract Value less Premium Tax used to purchase Annuity Units on the Annuity Calculation Date, the Beneficiary is entitled to a Death Benefit. The Death Benefit equals the Contract Value less Premium Tax used to purchase Annuity Units on the Annuity Calculation Date minus the sum of all Annuity Payments made. This Option is only available using the 5% A.I.R


    LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF
YEARS. Hartford makes Annuity Payments to the Payee for as long as the Annuitant lives. At the time this Option is selected, the Contract Owner must select a specific number of years (a minimum of five years and maximum of: a) 100 minus the Annuitant's age or b) 40 years, whichever is less). If the Annuitant dies before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the Commuted Value in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed.


    JOINT AND LAST SURVIVOR LIFE ANNUITY. Hartford makes Annuity Payments to the Payee while both Annuitants are living. After the death of either Annuitant, Annuity Payments continue to the Payee for as long as the other Annuitant lives. UNDER THIS OPTION, A PAYEE WOULD RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH ANNUITANTS DIE AFTER THE FIRST ANNUITY PAYMENT, ETC. At the time of purchase the Contract Owner must elect to have Annuity Payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid.

    JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS. Hartford makes Annuity Payments to the Payee while both Annuitants are living. After the death of either Annuitant, Annuity Payments continue to the Payee for as long as the other Annuitant lives. At the time of purchase, the Contract Owner must elect to have Annuity Payments after the death of the first Annuitant made in amounts equal to 100%, 66.67% or 50% of the amount that would otherwise be paid. At the time this Option is selected, the Contract Owner must select a specific number of years (a minimum of five years

HARTFORD LIFE INSURANCE COMPANY                                               15
--------------------------------------------------------------------------------


and maximum of 100 minus the younger Annuitant's age). If the Annuitants die before the specified number of years has passed, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the Commuted Value in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed.


    PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS. Hartford makes Annuity Payments to the Payee for the number of years (a minimum of five years and maximum of 100 minus the Annuitant's age) selected by the Contract Owner. If the Annuitant dies before the specified number of years has passed, payments to the Beneficiary will continue until the specified number of years has elapsed. After the death of the Annuitant, the Beneficiary will have the option of either having the payments continue to the Beneficiary for the remainder of the period or receiving the Commuted Value in one sum. Some restrictions apply to Qualified Contracts with regards to the specified number of years for which payments are guaranteed.

    Prior to the death of the Annuitant, the Contract Owner may elect to receive the Commuted Value. If the Contract Owner makes this election, Hartford will deduct the contingent deferred sales charge from the Commuted Value before paying it to the Contract Owner.

                          ANNUITY CALCULATION DATE AND
                               INCOME START DATE

    The Contract Owner selects the Income Start Date in the application or order request. The Annuity Calculation Date will be no more than five Valuation Days before the Income Start Date. The Contract Value less any applicable Premium Tax is applied to purchase Annuity Units of the Sub-Accounts selected by the Contract Owner as of the Annuity Calculation Date. The first Annuity Payment is computed using the value of such Annuity Units as of the Annuity Calculation Date.

                              INCOME PAYMENT DATES

    All Annuity Payments after the first Annuity Payment are computed and payable as of the Income Payment Dates. These dates are the same day of the month as the Income Start Date based on the Annuity Payment frequency selected by the Contract Owner and shown on the specification page of the Contract. Available Annuity Payment frequency includes monthly, quarterly, semi-annual and annual. The Annuity Payment Frequency may not be changed once selected by the Contract Owner.

    In the event that the Contract Owner does not select a payment frequency, Annuity Payments will be made monthly.

                           VARIABLE ANNUITY PAYMENTS

    THE FIRST VARIABLE ANNUITY PAYMENT. Variable Annuity Payments are periodic payments from Hartford to the designated Payee, the amount of which varies from one Income Payment Date to the next as a function of the net investment performance of the Sub-Accounts selected by the Contract Owner to support such Annuity Payments. The dollar amount of the first Variable Annuity Payment depends on the Annuity Payment Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Contract Value applied to purchase the Annuity Payments, and the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table using projection scale G projected to the year 2000 and an Assumed Investment Return of not less than 3.0%.

    The dollar amount of the first Variable Annuity Payment attributable to each Sub-Account is determined by dividing the dollar amount of the Contract Value less applicable Premium Tax applied to that Sub-Account on the Annuity Calculation Date by $1,000 and multiplying the result by the Payment Factor in the Contract for the selected Annuity Payment Option. The dollar value of the first Variable Annuity Payment is the sum of the first Variable Annuity Payments attributable to each Sub-Account.

    ANNUITY UNITS. The number of Annuity Units attributable to a Sub-Account is derived by dividing the first Variable Annuity Payment attributable to that Sub-Account by the Annuity Unit Value for that Sub-Account for the Valuation Period ending on the Annuity Calculation Date or during which the Annuity Calculation Date falls if the Valuation Period does not end on such date. The number of Annuity Units attributable to each Sub-Account under a Contract remains fixed unless there is a transfer of Annuity Units between Sub-Accounts.

    SUBSEQUENT VARIABLE ANNUITY PAYMENTS. The dollar amount of each subsequent Variable Annuity Payment attributable to each Sub-Account is determined by multiplying the number of Annuity Units of that Sub-Account credited under the Contract by the Annuity Unit Value (described below) for that Sub-Account for the Valuation Period ending on the Income Payment Date, or during which the Annuity Payment Date falls if the Valuation Period does not end on such date. The dollar value of each subsequent Variable Annuity Payment is the sum of the subsequent Variable Annuity Payments attributable to each Sub-Account. Notwithstanding the foregoing, when an Income Payment Date would fall on a day that is not a Valuation Day, the Income Payment is computed as of the Valuation Day immediately preceding what would have been the Income Payment Date.

16                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

    The Annuity Unit Value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

    (a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated;

    (b) is the Annuity Unit Value for the preceding Valuation Period; and

    (c) is a daily Assumed Investment Return factor (for the 3%, 5% or 6% Assumed Investment Return) adjusted for the number of days in the Valuation Period.

    The Annuity Unit Factor is equal to one plus the applicable Assumed Investment Return percentage. Therefore, for 3%, it is 1.03, for 5% it is 1.05 and for 6% it is 1.06. The annual factors can be translated into daily factor of 1.00008098, 1.00013368, and 1.00015965, respectively.

    THE ASSUMED INVESTMENT RETURN. The Annuity Unit value will increase or decrease from one Income Payment Date to the next in direct proportion to the net investment return of the Sub-Account or Sub-Accounts supporting the Variable Annuity Payments, less an adjustment to neutralize the selected Assumed Investment Return. Dividing what would otherwise be the Annuity Unit value by the Assumed Investment Return factor is necessary in order to adjust the change in the Annuity Unit value (resulting from the Net Investment Factor) so that the Annuity Unit value only changes to the extent that the Net Investment Factor represents a rate of return greater than or less than the Assumed Investment Return selected by the Contract Owner. Without this adjustment, the Net Investment Factor would decrease the Annuity Unit value to the extent that such value represented an annualized rate of return of less than 0.0% and increase the Annuity Unit value to the extent that such value represented an annualized rate of return of greater than 0.0%.


    The Contract permits Contract Owners to select one of three Assumed Investment Returns: 3%, 5% or 6%. A higher Assumed Investment Return will result in a higher initial payment, a more slowly rising series of subsequent payments when actual investment performance (minus any deductions and expenses) exceeds the Assumed Investment Return, and a more rapid drop in subsequent payments when actual investment performance (minus any deductions and expenses) is less than the Assumed Investment Return. The following examples may help clarify the impact of selecting one Assumed Investment Return over another:

    1. If a Contract Owner selects a 3% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 3% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Annuity Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a payment period, the Annuity Payment for that period will be greater than the Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Annuity Payment for that period will be less than the Annuity Payment for the prior period.

    2. If a Contract Owner selects a 5% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 5% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Annuity Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a payment period, the Annuity Payment for that period will be greater than the Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Annuity Payment for that period will be less than the Annuity Payment for the prior period.

    3. If a Contract Owner selects a 6% ASSUMED INVESTMENT RETURN and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 6% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Annuity Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 6% for a payment period, the Annuity Payment for that period will be greater than the Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 6%, the Annuity Payment for that period will be less than the Annuity Payment for the prior period.


    EXCHANGE ("TRANSFER") OF ANNUITY UNITS. After the Annuity Calculation Date, the Contract Owner may exchange (i.e., "transfer") the dollar value of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the transfer, the dollar amount of a Variable Annuity Payment generated from the Annuity Units of either Sub-Account would be the same. Transfers are executed as of the day Hartford receives Written Notice requesting transfer. For guidelines refer to "Sub-Account Value Transfers" on page 12.


                           CONTRACT FEES AND CHARGES
                        CONTINGENT DEFERRED SALES CHARGE

    No sales charge is deducted from the Premium Payment at the time that the Payment is made. However, a contingent deferred sales charge is deducted when a Contract Owner elects to receive the Commuted Value under the PAYMENTS GUARANTEED FOR A SPECIFIED NUMBER OF YEARS ANNUITY PAYMENT OPTION.

HARTFORD LIFE INSURANCE COMPANY                                               17
--------------------------------------------------------------------------------

    In the event that surrender charges from the Contracts are not sufficient to cover the expenses of selling the Contracts, Hartford will bear such expenses. Conversely, if the revenue from such charges exceeds such expenses, the excess of revenues from such charges over expenses will be retained by Hartford.

    The surrender charge is equal to a percentage of the Commuted Value (not to exceed the Premium Payment) and is deducted from those values prior to their being paid.

                             SURRENDER CHARGE AS A PERCENTAGE
      CONTRACT YEAR                  OF COMMUTED VALUE
--------------------------  -----------------------------------
            1                                   6%
            2                                   6%
            3                                   5%
            4                                   5%
            5                                   4%
            6                                   3%
            7                                   2%
        8 or more                               0%

                               PREMIUM TAX CHARGE

    Certain states and municipalities impose a tax on Hartford in connection with the receipt of Premium Payments or Contract Value. This tax can range from 0% to 4% of either the Premium Payment or the Contract Value and is generally based on the Contract Owner's state of residence. Taxes are generally incurred by Hartford as of the Annuity Calculation Date. Hartford deducts the charge for taxes from the Contract Value on the Annuity Calculation Date. Some jurisdictions impose a tax on Premium Payments at the time the Premium Payment is received. In those jurisdictions, Hartford's current practice is to pay the tax on Premium Payments and then deduct the charge for these taxes from the Contract Value on a surrender prior to Annuity Calculation Date, or on the Annuity Commencement Date.

                       MORTALITY AND EXPENSE RISK CHARGE

    Hartford deducts a daily charge from the assets of the Separate Account to compensate Hartford for mortality and expense risks that Hartford assumes under the Contracts. The daily charge is at the rate of 0.003446% (approximately equivalent to an effective annual rate of 1.25%) of the net assets of the Separate Account. Approximately .90% of this annual charge is for the assumption of mortality risk and .35% is for the assumption of expense risk.

    The mortality risk that Hartford assumes (for life contingency based Annuity Payment Options) is the risk that Annuitants, as a group, will live for a longer period of time than Hartford estimated when it established the annuity purchase rates in the Contract. Because of these guarantees, each Contract Owner is assured that the Annuitant's longevity will not have an adverse effect on the Annuity Payments that the Payee receives under Annuity Payment Options based on life contingencies. Hartford also assumes a mortality risk because the Contracts guarantee a "death benefit" if the Contract Owner or Annuitant dies before the Income Start Date.

                                 FUND EXPENSES

    The investment performance of each Fund reflects the management fee that the Fund pays to its investment manager as well as other operating expenses that the Fund incurs. Investment management fees are generally daily fees computed as a percent of a Fund's average daily net assets at an annual rate. Please read the prospectus for each Fund for complete details.

                        ADDITIONAL CONTRACT INFORMATION
                               CONTRACT OWNERSHIP

    The Contract belongs to the Contract Owner. A Contract Owner may exercise all of the rights and options described in the Contract. Only the Annuitant may be the owner of an IRA Contract.

    The Contract Owner's rights include the right to: (1) select or change the Contract Owner, (2) select or change any Beneficiary or contingent Beneficiary,
(3) select or change the Payee while the Annuitant is still alive, (4) allocate the Premium Payment among and between the Sub-Accounts, (5) transfer Contract Value among and between the Sub-Accounts, and (6) exchange or transfer Annuity Units between Sub-Accounts on which Variable Annuity Payments are based.

    The rights of owners of Qualified Contracts may be restricted by the terms of a related employee benefit plan. For example, such plans may require an owner of a Qualified Contract to obtain the consent of his or her spouse before exercising certain ownership rights or may restrict withdrawals. See "Federal Tax Considerations" for more details.

    Selection of an Annuitant or Payee who is not the Contract Owner may have adverse tax consequences. See "Federal Tax Considerations" for more details.

                   CHANGING THE CONTRACT OWNER OR BENEFICIARY

    At any time, after the Cancellation Period, an Contract Owner may transfer ownership of the Contract subject to Hartford's policies and procedures at the time of the change.

    At any time prior to the death of the Annuitant, the Contract Owner may name a new Beneficiary by Written

18                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Notice unless an irrevocable Beneficiary has previously been named. When an irrevocable Beneficiary has been designated, the Contract Owner must provide the irrevocable Beneficiary's written consent to Hartford before a new Beneficiary is designated.

    These changes take effect as of the day the Written Notice was signed and dated. Hartford is not liable for any payments made under the Contract prior to the effectiveness of any change. For possible tax consequences of these changes, see "Federal Tax Considerations."

                           MISSTATEMENT OF AGE OR SEX
    If an age or sex of the Annuitant given to Hartford (in the application or otherwise) is misstated, Hartford will adjust the benefits it pays under the Contract to the amount that would have been payable at the correct age or sex. If Hartford made any underpayments because of any such misstatement, it shall pay the amount of such underpayment to the Payee or Beneficiary in one sum. If Hartford makes any overpayments because of a misstatement of age or sex, it shall deduct from current or future payments due under the Contract, the amount of such overpayment.

                            CHANGE OF CONTRACT TERMS

    Upon notice to the Contract Owner, Hartford may modify the Contract to:

    1. conform the Contract or the operations of Hartford or of the Separate Account to the requirements of any law to which the Contract, Hartford or the Separate Account is subject;

    2. assure continued qualification of the Contract as an annuity contract or a Qualified Contract under the Code;


    3. reflect a change (as permitted in the Contract) in the operation of the Separate Account.


    In the event of any such modification, Hartford will make appropriate endorsements to the Contract.


    No modification of this Contract shall be made except over the signature of the President, a Vice President, an Assistant Vice President or a Secretary of Hartford. Any modification or waiver must be in writing. No agent may bind Hartford by making any promise not contained in the Contract.


                           REPORTS TO CONTRACT OWNERS

    Hartford sends each Contract Owner a report at least annually, or more often as required by law, indicating: the number of Accumulation or Annuity Units and the dollar value of such units; the Contract Value prior to the Annuity Calculation Date; the Premium Payment; or surrenders made before the Annuity Calculation Date; Annuity Payments on or after the Income Start Date; and any other information required by law.

    The reports, which are mailed to Contract Owners at their last known address, include any information that may be required by the Commission or the insurance supervisory official of the jurisdiction in which the Contract is issued.

    Hartford also sends any other reports, notices or documents required by law to be furnished to Owners.

                                 MISCELLANEOUS

    NON-PARTICIPATING. The Contract does not participate in the surplus or profits of Hartford and Hartford does not pay dividends on the Contract.

    PROOF OF AGE AND SURVIVAL. Hartford reserves the right to require proof of the Annuitant's age and gender prior to the Annuity Calculation Date. In addition, Hartford reserves the right to require proof that the Annuitant is living before any Income Payment Date.

    CONTRACT APPLICATION OR ORDER REQUEST. Hartford issues the Contract in consideration of the Contract Owner's application or order request and payment of the Premium. The entire Contract is made up of the Contract and any attached endorsements or riders. In the absence of fraud, Hartford considers statements made in the application or order request to be representations and not warranties. Hartford will not use any statement in defense of a claim or to void the Contract unless it is contained in the application or order request. Hartford will not contest the Contract.

                               VOTING PRIVILEGES

    In accordance with current interpretations of applicable law, Hartford votes Fund shares held in the Separate Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts.

    The number of votes that a Contract Owner has the right to instruct are calculated separately for each Sub-Account, and may include fractional votes. Prior to the Annuity Calculation Date, the Contract Owner holds a voting interest in each Sub-Account to which Variable Contract Value is allocated. After the Annuity Calculation Date, the Contract Owner has a voting interest in each Sub-Account from which Variable Annuity Payments are made.

    For each Contract Owner prior to the Annuity Calculation Date, the number of votes attributable to a Sub-Account will be determined by dividing the Contract Owner's Sub-Account Value by the Net Asset Value Per Share of the Fund

HARTFORD LIFE INSURANCE COMPANY                                               19
--------------------------------------------------------------------------------

in which that Sub-Account invests. For each Contract Owner after the Annuity Calculation Date, the number of votes attributable to a Sub-Account is determined by dividing the liability for future Variable Annuity Payments to be paid from that Sub-Account by the Net Asset Value Per Share of the Fund in which that Sub-Account invests. This liability for future payments is calculated on the basis of the mortality assumptions, the selected Assumed Investment Return and the Annuity Unit Value of that Sub-Account. As Variable Annuity Payments are made to the Payee, the liability for future payments decreases as does the number of votes.

    The number of votes available to a Contract Owner are determined as of the date coinciding with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund's shareholders. Voting instructions are solicited by written communication prior to such meeting in accordance with procedures established for the Fund. Each Contract Owner or Payee having a voting interest in a Sub-Account will receive proxy materials and reports relating to any meeting of shareholders of the Funds in which that Sub-Account invests.

    Fund shares as to which no timely instructions are received and shares held by Hartford in a Sub-Account as to which no Owner or Payee has a beneficial interest are voted in proportion to the voting instructions that are received with respect to all Contracts participating in that Sub-Account. Voting instructions to abstain on any item to be voted upon are applied to reduce the total number of votes eligible to be cast on a matter.

                           FEDERAL TAX CONSIDERATIONS
                                    GENERAL

    TAX LAW IS COMPLEX AND TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER AND, IF APPLICABLE, THE TYPE OF RETIREMENT PROGRAM FOR WHICH THE CONTRACT IS PURCHASED. THEREFORE, A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT MAY NEED LEGAL AND TAX ADVICE.

    This Prospectus does not provide a detailed description of the federal income tax consequences of purchasing a Contract. Special tax rules may apply to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a prospective purchaser should always consult a qualified tax adviser. This discussion is based on Hartford's understanding of current federal income tax laws as they are currently interpreted.

                            TAXATION OF HARTFORD AND
                              THE SEPARATE ACCOUNT

    The Separate Account is taxed as part of Hartford which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account is not separately taxed as a "regulated investment company" under subchapter M. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

    No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Contracts.

                           TAXATION OF PURCHASERS OF
                            NON-QUALIFIED CONTRACTS

    CORPORATIONS, TRUSTS AND OTHER NON-NATURAL PERSONS. Section 72 of the Code governs the taxation of annuity contracts and contains provisions relating to non-natural Contract Owners. Non-natural persons include, among others, corporations, trusts, and partnerships. In general, unless the non-natural person holds a Contract as agent for a natural person, the annual net increase in the value of the Contract is includable in the non-natural person's gross income for the tax period in which the net increase occurs. There is, however, an exception to this general rule for certain annuity contracts held by structured settlement companies, certain annuity contracts held by an employer with respect to a terminated qualified retirement plan and certain immediate annuity contracts. For this purpose, an immediate annuity means an annuity that is purchased with a single premium payment, that has an annuity start date commencing no later than one year from the date of purchase, and that provides for a series of substantially equal periodic payments to be made not less frequently than annually during the annuity period. A non-natural person which is a tax-exempt entity for federal income tax purposes is not subject to income tax as a result of Section 72 of the Code.

    NATURAL PERSONS. Section 72 generally provides that a Contract Owner is not taxed on increases in the value of the Contract until an amount distributed from the Contract is received (or deemed received) by the Contract Owner, either in the form of Annuity Payments, as contemplated by the Contract, or in some other form (i.e., surrender or Death Benefit). However, this tax deferral generally applies only if: (1) the investments in the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, (2) Hartford, rather than the Contract Owner, is considered the owner of such assets for

20                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

federal income tax purposes, and (3) certain distribution requirements are met in the event that the Contract Owner dies. These requirements are discussed further under the caption "Tax Status of the Contract" below.

    DISTRIBUTIONS PRIOR TO THE INCOME START DATE. The Contract does not permit partial withdrawals or partial surrenders or loans. If, however, a Contract is surrendered prior to the Income Start Date, amounts received by the Contract Owner are includable in his or her income to the extent that such amounts exceed the "investment in the contract." For this purpose, the investment in the contract at any time equals the Premium Payment (to the extent that such Payment was neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts), less any amounts previously received from the Contract which were not includable in income. Also, the Surrender Value may be subject to a penalty tax, described below. In general, an assignment of the Contract (or other change of ownership) without full and adequate consideration will be treated as a distribution from the Contract and taxed in the same manner as a surrender (except where the Contract is transferred between spouses or incident to a divorce).

    The Contract provides that upon the death of Contract Owner, Annuitant or Joint Annuitant, the Beneficiary will receive the Contract Value. This distribution is includable in the Beneficiary's income as follows: (1) if distributed in a lump sum, it is taxed in the same manner as a surrender, (2) if it is distributed in the form of Annuity Payments, it is taxed in the same manner as Annuity Payments (see below).


    DISTRIBUTIONS AFTER THE INCOME START DATE. The portion of each Annuity Payment taxable as ordinary income is equal to the excess of the Annuity Payment over the "exclusion amount." The "exclusion amount" is the investment in the Contract (described above), adjusted for any guaranteed period, divided by the number of Annuity Payments expected to be made (determined by Treasury Department regulations that take into account the Annuitant's life expectancy and the Annuity Payment Option elected). After the dollar amount of the investment in the Contract, adjusted for any guaranteed period, is deemed to be recovered, the entire amount of each Annuity Payment is fully includable in income. Nonetheless, should the Annuity Payments cease before the adjusted investment in the Contract is fully recovered, a deduction is allowed for the unrecovered amount of the adjusted investment in the Contract. Where a guaranteed period of Annuity Payments is selected and the Annuitant does not live to the end of that period, the Annuity Payments for the remainder of the period are includable in income as follows: (1) if distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time, or (2) if received as Annuity Payments, they are fully excluded from income until the remaining investment in the Contract is deemed to be recovered. All Annuity Payments thereafter are fully includable in income.


    PENALTY TAX ON CERTAIN DISTRIBUTIONS. Distributions received (or deemed received) from a Contract (before or after the Income Start Date) may be subject to a penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

    1.  made on or after a taxpayer reaches age 59 1/2;

    2.  made on or after the death of the Contract Owner;

    3.  attributable to a taxpayer's becoming disabled;

    4. that are part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or the life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

    5. made under certain annuities issued in connection with structured settlement agreements; and

    6. made under an annuity contract that is purchased with a single premium payment when the annuity date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the annuity payment period.


    AGGREGATION OF TWO OR MORE CONTRACTS. All non-qualified deferred annuity contracts that are issued by Hartford (or its affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code. The effects of this rule are not yet clear; however, it could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) of the Code through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury Department may conclude that it would be appropriate to aggregate two or more deferred or immediate annuity contracts purchased by the same owner. Accordingly, a Contract Owner should consult a competent tax adviser before purchasing more than one annuity contract in a calendar year.


    POSSIBLE CHANGES IN TAXATION. In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuity contracts. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity contract. Although as of the date of this Prospectus Congress is not considering any legislation regarding taxation of annuity contracts, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any

HARTFORD LIFE INSURANCE COMPANY                                               21
--------------------------------------------------------------------------------

change could be retroactive (that is, effective prior to the date of the change).


    CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS. Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. If the surrendered contract was issued prior to August 14, 1982, the tax rules formerly provided that the surrender was taxable only to the extent the amount received exceeds the owner's investment in the contract will and continue to apply to amounts allocable to investments in that contract prior to August 14, 1982. In contrast, contracts issued after January 19, 1985 in a Code Section 1035 exchange are treated as new contracts for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to Section 1035 transactions. Prospective Contract Owners wishing to take advantage of Section 1035 should consult their tax adviser.


    TAX STATUS OF THE CONTRACTS. The foregoing discussion assumes that the Contracts qualify as "annuity contracts" for federal income tax purposes under the Code.

    DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury Department regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Separate Account, through each underlying Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Sub-Accounts may be invested. Although Hartford does not have direct control over the Funds in which the Separate Account invests, Hartford believes that each Fund will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

    The Treasury Department has issued diversification regulations which generally require, in effect, among other things, that no more than 55% of the value of the total assets of each Fund is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

    The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Contract Owner has the choice of several Sub-Accounts in which to allocate the Premium Payment and Contract Value, and may be able to transfer Contract Value among Sub-Accounts more frequently than in such rulings. In addition, the Contract provides for more Sub-Accounts than did the variable contracts that were the subject of the such rulings. These differences could result in a Contract Owner being treated as the owner of the assets of the Separate Account. In addition, Hartford does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Hartford therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contact Owner from being considered the owner of the Separate Account's assets.


    REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Contract Owner dies on or after the Income Start Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Contract Owner's death; and (b) if any Contract Owner dies prior to the Income Start Date, the entire interest in the Contract will be distributed within five years after the date of the Contract Owner's death. These requirements will be considered satisfied as to any portion of the Contract Owner's interest that is payable to or for the benefit of a "designated beneficiary," and that is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such

22                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

distributions begin within one year of that Contract Owner's death. The Contract Owner's "designated beneficiary" is the person designated by such Contract Owner as a Beneficiary and must be a natural person. However, if the Contract Owner's sole designated beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner. The requirements further provide that if the Contract Owner is not an individual, the primary Annuitant shall be treated as the Contract Owner for purposes of making distributions that are required to be made upon the death of the Contract Owner. If there is a change in the primary Annuitant, such change shall be treated as the death of the Contract Owner. The Contract does not permit a change of the Annuitants, however.


    Non-Qualified Contracts contain provisions that are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. Hartford will review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.


                 TAXATION OF PURCHASERS OF QUALIFIED CONTRACTS

    The Contracts are designed for use as Individual Retirement Annuities ("IRAs") or in connection with Deferred Compensation Plans established and maintained by state or local governments or tax-exempt organizations. Important differences exist between the tax rules which are applicable to IRAs and Deferred Compensation Plans. These rules are complex and may vary depending on individual circumstances. Adverse tax consequences may result from distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to applicable commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts as IRAs or when owned by eligible employers in connection with Deferred Compensation Plans. Contract Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under a Deferred Compensation Plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contract, but that Hartford is not bound by the terms and conditions of such plans to the extent such terms conflict with the Contract, unless Hartford specifically consents to be bound. A brief description of some of the federal income tax rules which apply to IRAs and Deferred Compensation Plans is set forth below. Hartford may amend the Contract as necessary to conform it to the requirements of applicable law.


    INDIVIDUAL RETIREMENT ANNUITIES. The Contract is designed for use as an IRA purchased through a tax-deferred rollover contribution from another IRA, a retirement plan qualified under Section 401 or Section 403(a) of the Code or tax sheltered annuity contract under Section 403(b) of the Code. Amounts held under a Deferred Compensation Plan under Section 457 of the Code CANNOT be rolled over or transferred to an IRA.


    DISTRIBUTIONS FROM AN IRA. In general, payments from an IRA which are not rolled over must be included in gross income as ordinary taxable income in the year in which they are received. Required minimum distributions must begin by April 1 of the calendar year following the calendar year in which the IRA owner attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the IRA owner.

    TEN PERCENT PENALTY TAX ON EARLY DISTRIBUTIONS. Distributions received (or deemed received) from an IRA may be subject to a penalty tax equal to ten percent (10%) of the amount treated as taxable income. In general, however, there is no such penalty tax on distributions:


    1.  made on or after the date on which the taxpayer reaches age 59 1/2,


    2. made to a beneficiary (or to the estate of the taxpayer) on or after the death of the taxpayer,

    3.  attributable to the taxpayer's becoming disabled, or

    4. which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary.

    In addition, effective for distributions from an IRA made after December 31, 1996, there is no such penalty tax on distributions:

    5. made to the taxpayer to the extent such distributions do not exceed the amount allowable as a deduction for federal income tax purposes allowed to the taxpayer for amounts paid during the taxable year for medical care, or

    6. if certain conditions are met, made to an unemployed taxpayer after separation from employment, for health insurance premiums.


    CODE SECTION 457 DEFERRED COMPENSATION PLANS. The Contract may be purchased by a state or local government or tax-exempt organization that is an employer sponsoring a Deferred Compensation Plan under Section 457 of the Code in order to effect distribution of plan benefits to participants under the plan. In general, distributions from a Deferred Compensation Plan are prohibited unless made after the participant attains the age specified in the plan, separates from service, dies, or suffers an unforeseeable financial emergency. Distributions under plans that meet the requirements of Section 457 of the Code are taxable as

HARTFORD LIFE INSURANCE COMPANY                                               23
--------------------------------------------------------------------------------

ordinary income in the year paid or made available to the participant or beneficiary.


    Generally, required minimum distributions must begin by April 1 of the calendar year following the calendar year in which the participating employee attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the participating employee.



    Amounts held under a Deferred Compensation Plan under Section 457 of the Code CANNOT be rolled over or transferred to an IRA.


                         FEDERAL INCOME TAX WITHHOLDING

    The portion of a distribution from a Contract that is taxable income to the recipient is generally subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Section 3405 of the Code governs withholding and is summarized below:

    NON-PERIODIC DISTRIBUTIONS. The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If an election not to have taxes withheld is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to Hartford, Hartford will automatically withhold 10% of the taxable distribution.

    PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR). The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.

    DEFERRED COMPENSATION PLANS. Distributions from a non-qualified deferred compensation plan meeting the requirements of Section 457 of the Code are generally subject to regular wage withholding rules.

    Certain states also require withholding of state income tax whenever federal income tax is withheld.

                      CONTRACT OWNERS THAT ARE NONRESIDENT
                         ALIENS OR FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to Contract Owners that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to Hartford. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to the purchase of a Contract.

                             OTHER TAX CONSEQUENCES

    As noted above, the foregoing comments about the federal tax consequences under these Contracts are not exhaustive, and special rules may apply to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect Hartford's understanding of current law and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Contract Owner or recipient of the distribution. In particular, gift and/or estate tax consequences may result in situations where the Contract Owner is not also the Annuitant, Payee, and Beneficiary. A competent tax adviser should be consulted for further information.

                               OTHER INFORMATION
                         DISTRIBUTION OF THE CONTRACTS

    Hartford Securities Distribution Company, Inc. ("HSD"), which is located at 200 Hopmeadow Street, Simsbury, CT 06070, is principal underwriter and distributor of the Contracts. HSD is an affiliate of Hartford, is registered with the Commission as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. Hartford pays HSD for acting as principal underwriter under a distribution agreement. The Contracts are offered on a continuous basis and Hartford does not anticipate discontinuing the offer.


    Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell Hartford's insurance contracts and who are also registered representatives of a broker-dealer having a selling agreement with HSD. Such broker-dealers will generally receive commissions based on a percent of Premium Payments made (up to a maximum of 6%). The writing agent will receive a percentage of these commissions from the respective broker-dealer, depending on the practice of that broker-dealer. Contract Owners do not pay these commissions.

24                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                               LEGAL PROCEEDINGS

    There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject.

                              FINANCIAL STATEMENTS


    The audited financial statements and financial statement schedules included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report on the financial statements of Hartford Life Insurance Company, which includes an explanatory paragraph with respect to the change in method of accounting for debt and equity securities as of January 1, 1994, as discussed in
Note 2 of Notes to Consolidated Financial Statements. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

HARTFORD LIFE INSURANCE COMPANY                                               25
--------------------------------------------------------------------------------

                       ILLUSTRATIONS OF ANNUITY PAYMENTS
                     ASSUMING HYPOTHETICAL RATES OF RETURN


    The following graph has been prepared to show how investment performance could affect Variable Annuity Payments over time. The graph illustrates the "performance" of a Non-Qualified Contract under which monthly Variable Annuity Payments are paid under three hypothetical rate of return scenarios. Of course, the illustrations merely represent what Variable Annuity Payments might be paid under a HYPOTHETICAL Non-Qualified Contract.



    WHAT THE GRAPHS ILLUSTRATE. Each curve plotted on the graph illustrates the "performance" of a hypothetical Non-Qualified Contract (described in more detail below) assuming a different hypothetical rate of return for a single Sub-Account supporting the Contract by plotting one point for each contract year. Each such annual point on the graph represents the average of twelve monthly Variable Annuity Payments made in that contract year under the hypothetical Contract (hereinafter, an "Average Monthly Payment"). Each curve on the graph assumes that the initial Variable Annuity Payment under the hypothetical Contract is $1,000 (discussed in more detail below).



    HYPOTHETICAL RATES OF RETURN. The Variable Annuity Payments reflect three different assumptions for a constant investment return before fees and expenses:
0%, 6% and 12%. Net of all expenses, these constant returns are: -1.85%, 4.15% and 10.15%. Average Monthly Payments reflect the assumed investment return net of all expenses of the illustrated Sub-Account (and the Funds) over the periods shown in each graph. Fund management fees and operating expenses are assumed to be at an annual rate of 0.60% of their average daily net assets. This is the weighted average of Fund expenses shown in the fee table on page 5. The mortality and expense risk charge is assumed to be at an annual rate of 1.25% of the illustrated Sub-Account's average daily net assets.



    Nevertheless, THE AVERAGE MONTHLY PAYMENTS DEPICTED IN THE GRAPH ARE BASED ON HYPOTHETICAL CONTRACTS AND HYPOTHETICAL INVESTMENT RESULTS AND ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS. HARTFORD DOES NOT GUARANTEE OR EVER SUGGEST THAT ANY SUB-ACCOUNT OR CONTRACT ISSUED BY IT WOULD GENERATE THESE OR SIMILAR AVERAGE MONTHLY PAYMENTS FOR ANY PERIOD OF TIME. THE GRAPHS ARE FOR ILLUSTRATION PURPOSES ONLY AND DO NOT REPRESENT FUTURE VARIABLE ANNUITY PAYMENTS OR FUTURE INVESTMENT RETURNS. Variable Annuity Payments under a real Contract may be more or less than those forming the basis for the Average Monthly Payments shown in these illustrations if the actual returns of the Sub-Accounts selected by a Contract Owner are different from the hypothetical returns. Because it is very likely that a Sub-Account's investment return will fluctuate over time, one can expect Variable Annuity Payments under a real Contract to fluctuate. Moreover, under a real Contract, the total amount of Variable Annuity Payments ultimately received by a Payee depends upon which Annuity Payment Option the Contract Owner selects and, for life contingent annuity payment options, how long the Annuitant lives. See "Selecting An Annuity Payment Option" on page 14.



    ASSUMPTIONS ON WHICH THE HYPOTHETICAL CONTRACT IS BASED. In order to illustrate a hypothetical Contract, Hartford had to make several assumptions about the Contract. These assumptions are that: (1) the hypothetical Contract is a Non-Qualified Contract, (2) the entire Contract Value of the hypothetical Contract is allocated (on the Annuity Calculation Date) to a Sub-Account having a constant investment return before fees and expenses of 0%, 6%, or 12%, (3) the Contract Owner selected an Assumed Investment Return of 5%, (4) the Contract Owner elects to receive monthly Variable Annuity Payments, and (5) the Contract Value (less any applicable Premium Tax) applied to the purchase of Annuity Units on the Annuity Calculation Date under the Annuity Payment Option selected results in an initial Variable Annuity Payment of $1,000.



    For a discussion of how a Contract Owner may elect to receive monthly, quarterly, semi-annual or annual Variable Annuity Payments, see "Income Payment Dates" on page 15.



    ASSUMED INVESTMENT RETURN. Among the most important factors that determines that amount of Variable Annuity Payments is the Assumed Investment Return selected by the Contract Owner. The hypothetical Contract has an Assumed Investment Return of 5%. A Contract Owner may, however, select a 3%, 5% or 6% Assumed Investment Return under a real Contract. Generally, Variable Annuity Payments will increase in size from one Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return. (The Assumed Investment Return is an important component of the Payment Factor.) For a detailed discussion of Assumed Investment Returns, see "Variable Annuity Payments" on page 15.



    THE $1,000 INITIAL ANNUITY PAYMENT. The hypothetical Contract has an initial Variable Annuity Payment of $1,000. The dollar amount of the first Variable Annuity Payment under a real Contract generally depends upon the Annuity Payment

26                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


Option selected by the Contract Owner, the amount of Contract Value applied to purchase the Variable Annuity Payments, the annuity purchase rates in the Contract at the time it is purchased (I.E., the Payment Factor), the age of the Annuitant, and, in most cases (E.G., Non-Qualified Contracts), the sex of the Annuitant. For each of the illustrations, the entire Contract Value under the hypothetical Contract is allocated to a Sub-Account having a constant investment return before fees and expenses of 0%, 6%, or 12%. However, for a real Contract, Contract Value is often allocated among several Sub-Accounts prior to the Annuity Calculation Date. The dollar amount of the first Variable Annuity Payment attributable to each Sub-Account is determined under a real Contract by dividing the dollar amount of Contract Value (less applicable Premium Tax) applied to that Sub-Account on the Annuity Calculation Date by $1,000, and multiplying the result by the annuity Payment Factor in the Contract for the selected Annuity Payment Option. The dollar value of the first Variable Annuity Payment is the sum of the first Variable Annuity Payments attributable to each Sub-Account. For a detailed discussion of how the first Variable Annuity Payment is determined, see "Variable Annuity Payments" on page 15.

HARTFORD LIFE INSURANCE COMPANY                                               27
--------------------------------------------------------------------------------


                           HYPOTHETICAL ILLUSTRATIONS



    HYPOTHETICAL 0% GROSS RATE             HYPOTHETICAL 6% GROSS RATE            HYPOTHETICAL 12% GROSS RATE
     AVERAGE MONTHLY PAYMENT                AVERAGE MONTHLY PAYMENT                AVERAGE MONTHLY PAYMENT
       FOR EACH YEAR SHOWN                    FOR EACH YEAR SHOWN                    FOR EACH YEAR SHOWN
  $1,000 INITIAL PAYMENT; 5% AIR         $1,000 INITIAL PAYMENT; 5% AIR         $1,000 INITIAL PAYMENT; 5% AIR
----------------------------------     ----------------------------------     ----------------------------------
             AVERAGE      ANNUAL                    AVERAGE      ANNUAL                    AVERAGE      ANNUAL
 CONTRACT    MONTHLY    PERCENTAGE      CONTRACT    MONTHLY    PERCENTAGE      CONTRACT    MONTHLY    PERCENTAGE
   YEAR      PAYMENT      CHANGE          YEAR      PAYMENT      CHANGE          YEAR      PAYMENT      CHANGE
----------  ----------  ----------     ----------  ----------  ----------     ----------  ----------  ----------
       1          970                         1          996                         1        1,022
       2          906      -6.52%             2          988      -0.81%             2        1,072       4.90%
       3          847      -6.52%             3          980      -0.81%             3        1,125       4.90%
       4          792      -6.52%             4          972      -0.81%             4        1,180       4.90%
       5          740      -6.52%             5          964      -0.81%             5        1,238       4.90%
       6          692      -6.52%             6          957      -0.81%             6        1,299       4.90%
       7          647      -6.52%             7          949      -0.81%             7        1,363       4.90%
       8          605      -6.52%             8          941      -0.81%             8        1,429       4.90%
       9          565      -6.52%             9          934      -0.81%             9        1,499       4.90%
      10          528      -6.52%            10          926      -0.81%            10        1,573       4.90%
      11          494      -6.52%            11          919      -0.81%            11        1,650       4.90%
      12          462      -6.52%            12          911      -0.81%            12        1,731       4.90%
      13          432      -6.52%            13          904      -0.81%            13        1,816       4.90%
      14          403      -6.52%            14          896      -0.81%            14        1,905       4.90%
      15          377      -6.52%            15          889      -0.81%            15        1,999       4.90%
      16          353      -6.52%            16          882      -0.81%            16        2,097       4.90%
      17          330      -6.52%            17          875      -0.81%            17        2,199       4.90%
      18          308      -6.52%            18          868      -0.81%            18        2,307       4.90%
      19          288      -6.52%            19          861      -0.81%            19        2,420       4.90%
      20          269      -6.52%            20          854      -0.81%            20        2,539       4.90%



                                    [GRAPH]



[Line graph with number of contract years (one through twenty) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting three lines, each representing average monthly payments for one of the three available Assumed Investment Returns (0% rate, 6% rate and 12% rate).]

28                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                       ILLUSTRATIONS OF ANNUITY PAYMENTS
                         USING HISTORIC RATES OF RETURN


    The following graphs have been prepared to show how investment performance affects Variable Annuity Payments over time. These graphs illustrate the "performance" of a Non-Qualified Contract under which Variable Annuity Payments begin at the end of the month that the Contract was issued which is the same month that each Sub-Account illustrated began operations. Of course, Hartford did not sell Contracts prior to the date of this Prospectus (I.E., during any of the time periods shown) and therefore the illustrations merely represent what Variable Annuity Payments might have been under a HYPOTHETICAL Non-Qualified Contract had one existed during the years shown.



    WHAT THE GRAPHS ILLUSTRATE. Each graph illustrates the "performance" of a particular Sub-Account based on hypothetical Non-Qualified Contract (described in more detail below) by plotting one point for each calendar year since the Sub-Account began operations. Each such annual point on the graph represents the average of twelve monthly Variable Annuity Payments made in that year under the hypothetical Contract. Each graph assumes that the initial Variable Annuity Payment under the hypothetical Contract is $1,000 (discussed in more detail below). All of the graphs end on July 31, 1997 and the point plotted for 1997 represents the average of the seven monthly Variable Annuity Payments made under the hypothetical Contract up to that time in 1997. Likewise, where a Sub-Account began operations in mid-year, the point for the first year represents the average of monthly Variable Annuity Payments made (which is fewer than 12) under the hypothetical Contract during that year. The points therefore represent, in each case, the average monthly Variable Annuity Payment (hereinafter, an "Average Monthly Payment").



    Average Monthly Payments reflect the actual PAST investment return after all expenses of the Sub-Accounts over the periods shown in each graph. Nevertheless, THE AVERAGE MONTHLY PAYMENTS DEPICTED IN THE GRAPHS ARE BASED ON HYPOTHETICAL CONTRACTS AND PAST INVESTMENT RESULTS AND ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS. HARTFORD DOES NOT GUARANTEE OR EVEN SUGGEST THAT ANY CONTRACT ISSUED BY IT WOULD GENERATE THESE OR SIMILAR VARIABLE ANNUITY PAYMENTS FOR ANY PERIOD OF TIME. THE GRAPHS ARE FOR ILLUSTRATION PURPOSES ONLY AND DO NOT REPRESENT FUTURE VARIABLE ANNUITY PAYMENTS OR FUTURE INVESTMENT RETURNS. Variable Annuity Payments under a real Contract may be more or less than those forming the basis for the Average Monthly Payments shown in these illustrations if the actual returns of the Sub-Accounts selected by a Contract Owner are different from the past returns of the Sub-Accounts. Because it is very likely that a Sub-Account's investment return will fluctuate over time, one can expect Variable Annuity Payments under a real Contract to fluctuate. Moreover, under a real Contract, the total amount of Variable Annuity Payments ultimately received by a Payee depends upon which Annuity Payment Option the Contract Owner selects and, for life contingent annuity options, how long the Annuitant lives. See "Selecting An Annuity Payment Option" on page 14.



    ASSUMPTIONS ON WHICH THE HYPOTHETICAL CONTRACT IS BASED. In order to illustrate a hypothetical Contract, Hartford had to make several assumptions about the Contract. These assumptions are that: (1) the hypothetical Contract is a Non-Qualified Contract, (2) the entire Contract Value of the hypothetical Contract is allocated (on the Annuity Calculation Date) to the Sub-Account being illustrated, (3) the Contract Owner selected an Assumed Investment Return of 5%,
(4) the Contract Owner elects to receive monthly Variable Annuity Payments and elects an Income Start Date that is the last day of the month in which the Contract was issued, (5) the Contract Value (less any applicable premium tax) applied to the purchase of Annuity Units on the Annuity Calculation Date under the Annuity Payment Option selected results in an initial Variable Annuity Payment of $1,000, and (6) the Income Start Date is the last day of the month that the Sub-Account illustrated began operations. TO THE EXTENT THAT A REAL CONTRACT IS ISSUED BY HARTFORD ON A BASIS DIFFERENT FROM THE FOREGOING ASSUMPTIONS, THAT REAL CONTRACT WOULD HAVE HAD AVERAGE MONTHLY PAYMENTS DIFFERENT FROM THOSE ILLUSTRATED EVEN DURING THE PERIODS ILLUSTRATED.



    For a discussion of how a Contract Owner may elect to receive monthly, quarterly, semi-annual or annual Variable Annuity Payments, see "Income Payment Dates" on page 15.



    ASSUMED INVESTMENT RETURN. Among the most important factors that determines that amount of Variable Annuity Payments is the Assumed Investment Return selected by the Contract Owner. The hypothetical Contract has an Assumed Investment Return of 5%. A Contract Owner may, however, select a 3%, 5% or 6% Assumed Investment Return under a real Contract. Generally, Variable Annuity Payments will increase in size from one Income Payment Date to the next if the annualized net rate of return during that time is greater than the Assumed Investment Return, and will decrease if the annualized net rate of return over this period is less than the Assumed Investment Return. (The Assumed Investment Return is an important component of the Payment Factor.) For a detailed discussion of Assumed Investment Returns, see "Variable Annuity Payments" on page 15. Standardized and non-standardized average annual total returns as well as the Sub-Account

HARTFORD LIFE INSURANCE COMPANY                                               29
--------------------------------------------------------------------------------


Annual Percentage Change column reflect the performance of the Sub-Account being illustrated without adjustment for an Assumed Investment Return.



    THE $1,000 INITIAL ANNUITY PAYMENT. The hypothetical Contract has an initial Variable Annuity Payment of $1,000. The dollar amount of the first Variable Annuity Payment under a real Contract generally depends upon the Annuity Payment Option selected by the Contract Owner, the amount of Contract Value applied to purchase the Variable Annuity Payments, the annuity purchase rates in the Contract at the time it is purchased (I.E., the Payment Factor), the age of the Annuitant, and, in most cases (E.G., Non-Qualified Contracts), the sex of the Annuitant. For each of the illustrations, the entire Contract Value under the hypothetical Contract is allocated to the Sub-Account shown in the illustrations. However, for a real Contract, Contract Value is often allocated among several Sub-Accounts prior to the Annuity Calculation Date. The dollar amount of the first Variable Annuity Payment attributable to each Sub-Account is determined under a real Contract by dividing the dollar amount of Contract Value (less applicable Premium Tax) applied to that Sub-Account on the Annuity Calculation Date by $1,000, and multiplying the result by the annuity Payment Factor in the Contract for the selected Annuity Payment Option. The dollar value of the first Variable Annuity Payment is the sum of the first Variable Annuity Payments attributable to each Sub-Account. For a detailed discussion of how the first Variable Annuity Payment is determined, see "Variable Annuity Payments" on page 15.



    Historical rates of return illustrations for the Hartford MidCap Fund are unavailable because the Fund's inception date was on July 1997, the month on which the graphs end.

30                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                       HARTFORD ADVISERS FUND SUB-ACCOUNT



 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983 *               990               1.26%
     1984                 948               6.05%
     1985               1,078              25.26%
     1986               1,253              11.27%
     1987               1,337               4.66%
     1988               1,322              12.71%
     1989               1,479              20.24%
     1990               1,459               0.01%
     1991               1,584              18.88%
     1992               1,630               6.96%
     1993               1,731              10.86%
     1994               1,688              -3.94%
     1995               1,821              26.74%
     1996               2,042              15.14%
     1997 **            2,313              22.32%



  NON-STANDARDIZED AVERAGE ANNUAL TOTAL
                 RETURNS
    FOR THE PERIODS ENDED 7/31/1997***
------------------------------------------
       1 Year                       36.09%
       5 Year                       14.77%
      10 Year                       11.45%
  Since Inception                   12.16%



  STANDARDIZED AVERAGE ANNUAL TOTAL
               RETURNS
 FOR THE PERIODS ENDED 7/31/1997***
-------------------------------------
       1 Year                  30.09%
       5 Year                  14.30%
      10 Year                  11.45%
  Since Inception              12.16%



                                    [GRAPH]



[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Advisers Fund Sub-Account.]


* Fund inception was 4/83. Therefore, the Average Monthly Payment represents the average monthly payment from April 1983 to December 1983. The Annual Sub-Account Return is based on the period from April 1983 to December 1983.


** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997.


*** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

HARTFORD LIFE INSURANCE COMPANY                                               31
--------------------------------------------------------------------------------


                 HARTFORD CAPITAL APPRECIATION FUND SUB-ACCOUNT



 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984 *             1,038               9.16%
     1985               1,237              34.37%
     1986               1,485               7.65%
     1987               1,496              -5.55%
     1988               1,451              24.67%
     1989               1,694              22.60%
     1990               1,550             -12.02%
     1991               1,852              52.16%
     1992               2,100              15.55%
     1993               2,492              19.30%
     1994               2,562               1.26%
     1995               2,897              28.63%
     1996               3,328              19.20%
     1997 **            3,688              23.15%



NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          43.05%
       5 Year                          21.75%
      10 Year                          15.45%
  Since Inception                      17.04%



  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          37.05%
       5 Year                          21.38%
      10 Year                          15.45%
  Since Inception                      17.04%



                                    [GRAPHS]



[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Capital Appreciation Fund Sub-Account.]


* Fund inception was 4/84. Therefore, the Average Monthly Payment represents the average monthly payment from April 1984 to December 1984. The Annual Sub-Account Return is based on the period from April 1984 to December 1984.


** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997.


*** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

32                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                        HARTFORD INDEX FUND SUB-ACCOUNT



 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984
     1985
     1986
     1987 *               978             -14.02%
     1988                 890              14.75%
     1989               1,049              28.73%
     1990               1,035              -5.24%
     1991               1,145              27.93%
     1992               1,205               5.49%
     1993               1,256               7.76%
     1994               1,228              -0.31%
     1995               1,401              34.85%
     1996               1,653              20.58%
     1997 **            1,962              28.80%



NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          49.28%
       5 Year                          18.37%
      10 Year                          12.77%
  Since Inception                      13.51%



  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          43.28%
       5 Year                          17.96%
      10 Year                          12.77%
  Since Inception                      13.51%



                                    [GRAPH]



[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Index Fund Sub-Account.]


* Fund inception was 5/87. Therefore, the Average Monthly Payment represents the average monthly payment from May 1987 to December 1987. The Annual Sub-Account Return is based on the period from May 1987 to December 1987.


** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997.


*** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

HARTFORD LIFE INSURANCE COMPANY                                               33
--------------------------------------------------------------------------------


                HARTFORD INTERNATIONAL OPPORTUNITIES SUB-ACCOUNT



 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984
     1985
     1986
     1987
     1988
     1989
     1990 *               900             -12.18%
     1991                 890              11.60%
     1992                 869              -5.62%
     1993                 911              32.07%
     1994                 999              -3.15%
     1995                 967              12.51%
     1996               1,056              11.53%
     1997 **            1,103              12.71%



NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          21.68%
       5 Year                          11.59%
      10 Year                     --
  Since Inception                       7.52%



  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          15.68%
       5 Year                          11.08%
      10 Year                     --
  Since Inception                       7.52%



                                    [GRAPH]



[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford International Opportunities Fund Sub-Account.]


* Fund inception was 7/90. Therefore, the Average Monthly Payment represents the average monthly payment from July 1990 to December 1990. The Annual Sub-Account Return is based on the period from July 1990 to December 1990.


** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997.


*** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

34                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                       HVA MONEY MARKET FUND SUB-ACCOUNT



 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980 *             1,009               5.09%
     1981               1,074              14.29%
     1982               1,162              12.39%
     1983               1,212               8.01%
     1984               1,254               9.35%
     1985               1,296               7.19%
     1986               1,313               5.45%
     1987               1,311               5.17%
     1988               1,319               6.06%
     1989               1,347               7.77%
     1990               1,375               6.76%
     1991               1,386               4.72%
     1992               1,364               2.35%
     1993               1,324               1.66%
     1994               1,286               2.67%
     1995               1,272               4.45%
     1996               1,261               3.86%
     1997 **            1,251               2.29%



NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                           3.96%
       5 Year                           3.14%
      10 Year                           4.48%
  Since Inception                       6.37%



  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          -2.04%
       5 Year                           2.43%
      10 Year                           4.48%
  Since Inception                       6.37%



                                    [GRAPH]



[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the HVA Money Market Sub-Account.]


* Fund inception was 6/80. Therefore, the Average Monthly Payment represents the average monthly payment from June 1980 to December 1980. The Annual Sub-Account Return is based on the period from June 1980 to December 1980.


** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997.


*** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

HARTFORD LIFE INSURANCE COMPANY                                               35
--------------------------------------------------------------------------------


                    HARTFORD SMALL COMPANY FUND SUB-ACCOUNT



 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984
     1985
     1986
     1987
     1988
     1989
     1990
     1991
     1992
     1993
     1994
     1995
     1996 *             1,025               4.26%
     1997 **            1,028              14.36%



NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                     --
       5 Year                     --
      10 Year                     --
  Since Inception                      21.95%****



  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                     --
       5 Year                     --
      10 Year                     --
  Since Inception                      15.95%****



                                    [GRAPH]



[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Small Company Sub-Account.]


* Fund inception was 8/96. Therefore, the Average Monthly Payment represents the average monthly payment from August 1996 to December 1996. The Annual Sub-Account Return is based on the period from August 1996 to December 1996.


** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997.


*** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.


**** Since this fund is less than 1 year old, this figure represents Cumulative Total Net Return.

36                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                         HARTFORD BOND FUND SUB-ACCOUNT



 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977 *               998               1.00%
     1978                 979               1.34%
     1979                 959               1.63%
     1980                 929               4.91%
     1981                 932               9.12%
     1982               1,045              26.16%
     1983               1,132               1.48%
     1984               1,121              11.78%
     1985               1,262              19.11%
     1986               1,396              10.78%
     1987               1,360              -1.26%
     1988               1,364               6.25%
     1989               1,397              10.73%
     1990               1,416               7.06%
     1991               1,506              15.02%
     1992               1,579               4.23%
     1993               1,645               8.86%
     1994               1,541              -5.14%
     1995               1,585              17.01%
     1996               1,596               2.24%
     1997 **            1,615               6.44%



NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          11.40%
       5 Year                           5.75%
      10 Year                           7.28%
  Since Inception                       7.73%



  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                           5.40%
       5 Year                           5.10%
      10 Year                           7.28%
  Since Inception                       7.73%



                                    [GRAPH]



[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Bond Fund Sub-Account.]


* Fund inception was 8/77. Therefore, the Average Monthly Payment represents the average monthly payment from August 1977 to December 1977. The Annual Sub-Account Return is based on the period from August 1977 to December 1977.


** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997.


*** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

HARTFORD LIFE INSURANCE COMPANY                                               37
--------------------------------------------------------------------------------


                 HARTFORD DIVIDEND AND GROWTH FUND SUB-ACCOUNT



 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984
     1985
     1986
     1987
     1988
     1989
     1990
     1991
     1992
     1993
     1994 *             1,024               4.07%
     1995               1,146              34.68%
     1996               1,383              21.39%
     1997 **            1,625              25.74%



NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          43.24%
       5 Year                     --
      10 Year                     --
  Since Inception                      23.81%



  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          37.24%
       5 Year                     --
      10 Year                     --
  Since Inception                      23.08%



                                    [GRAPH]



[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Dividend and Growth Fund Sub-Account.]


* Fund inception was 3/94. Therefore, the Average Monthly Payment represents the average monthly payment from March 1994 to December 1994. The Annual Sub-Account Return is based on the period from March 1994 to December 1994.


** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997.


*** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

38                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                HARTFORD INTERNATIONAL ADVISERS FUND SUB-ACCOUNT



 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984
     1985
     1986
     1987
     1988
     1989
     1990
     1991
     1992
     1993
     1994
     1995 *             1,037              11.45%
     1996               1,099              10.41%
     1997 **            1,144               9.83%



NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          17.79%
       5 Year                     --
      10 Year                     --
  Since Inception                      14.60%



  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          11.79%
       5 Year                     --
      10 Year                     --
  Since Inception                      12.86%



                                    [GRAPH]



[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford International Advisers Fund Sub-Account.]


* Fund inception was 3/95. Therefore, the Average Monthly Payment represents the average monthly payment from March 1995 to December 1995. The Annual Sub-Account Return is based on the period from March 1995 to December 1995.


** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997.


*** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

HARTFORD LIFE INSURANCE COMPANY                                               39
--------------------------------------------------------------------------------


                       HARTFORD MORTGAGE FUND SUB-ACCOUNT



 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977
     1978
     1979
     1980
     1981
     1982
     1983
     1984 *             1,000
     1985               1,064              19.13%
     1986               1,162               9.75%
     1987               1,151               1.36%
     1988               1,170               7.03%
     1989               1,205              11.74%
     1990               1,239               8.35%
     1991               1,324              13.31%
     1992               1,365               3.35%
     1993               1,372               4.99%
     1994               1,297              -2.83%
     1995               1,336              14.73%
     1996               1,348               3.77%
     1997 **            1,361               4.81%



NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                           9.17%
       5 Year                           4.97%
      10 Year                           6.99%
  Since Inception                       7.76%



  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                           3.17%
       5 Year                           4.31%
      10 Year                           6.99%
  Since Inception                       7.76%



                                    [GRAPH]



[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Mortgage Fund Sub-Account.]


* Fund inception was 12/84. Therefore, the Average Monthly Payment for December 1984.


** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997.


*** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

40                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                        HARTFORD STOCK FUND SUB-ACCOUNT



 AVERAGE MONTHLY PAYMENT FOR EACH YEAR OR PARTIAL
                    YEAR SHOWN
          $1,000 INITIAL PAYMENT: 5% AIR
--------------------------------------------------
                     AVERAGE              ANNUAL
 CALENDAR            MONTHLY            SUB-ACCOUNT
   YEAR              PAYMENT              RETURN
----------          ----------          ----------
     1977 *               999               1.72%
     1978                 992               3.55%
     1979               1,044              21.10%
     1980               1,228              29.61%
     1981               1,349              -0.64%
     1982               1,311              19.81%
     1983               1,652              12.50%
     1984               1,500              -0.70%
     1985               1,718              29.85%
     1986               2,052              10.93%
     1987               2,305               4.09%
     1988               2,172              17.51%
     1989               2,536              24.49%
     1990               2,450              -5.07%
     1991               2,701              23.07%
     1992               2,758               8.68%
     1993               2,982              12.92%
     1994               2,980              -3.11%
     1995               3,306              32.43%
     1996               3,937              22.83%
     1997 **            4,713              29.97%



NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          48.84%
       5 Year                          19.98%
      10 Year                          13.08%
  Since Inception                      14.23%



  STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS
     FOR THE PERIODS ENDED 7/31/1997***
---------------------------------------------
       1 Year                          42.84%
       5 Year                          19.59%
      10 Year                          13.08%
  Since Inception                      14.23%



                                    [GRAPH]



[Line graph with number of calendar years (1977-1997) as the horizontal axis and dollar amounts ($0 through $5000 in $1000 increments) as the vertical axis, depicting one line, representing the average monthly payments based on the historic performance of the Hartford Stock Fund Sub-Account.]


* Fund inception was 8/77. Therefore, the Average Monthly Payment represents the average monthly payment from August 1977 to December 1977. The Annual Sub-Account Return is based on the period from August 1977 to December 1977.


** Fund performance is through 7/97. Therefore, the 1997 Average Monthly Payment represents the average monthly payment from January 1997 to July 1997. The Annual Sub-Account Return is based on the period from January 1997 to July 1997.


*** Standardized Average Annual Total Returns differ from Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the Contingent Deferred Sales Charge where the latter do not.

HARTFORD LIFE INSURANCE COMPANY                                               41
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                                      FOR
                      STATEMENT OF ADDITIONAL INFORMATION


                                                                         PAGE
                                                                         ----
 DESCRIPTION OF HARTFORD LIFE INSURANCE COMPANY........................
 CALCULATION OF YIELD AND RETURN.......................................
   Yield of the HVA Money Market Fund Sub-Account......................
   Yield of the Hartford Bond Fund and Hartford Mortgage Securities
    Fund Sub-Accounts..................................................
   Calculation of Total Return.........................................
 PERFORMANCE COMPARISONS...............................................
   Yield and Total Return
 VARIABLE ANNUITY PAYMENTS.............................................
   Annuity Unit Value..................................................
   Illustration of Calculation of Annuity Unit Value...................
   Illustration of Variable Annuity Payments...........................
 OTHER INFORMATION.....................................................

                                    PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                     STATEMENT OF ADDITIONAL INFORMATION

      Individual Single Premium Payment Immediate Variable Annuity Contract

                                 Issued by

                      Hartford Life Insurance Company
                                    and
            Hartford Life Insurance Company Separate Account Two


THIS STATEMENT OF ADDITIONAL INFORMATION, DATED NOVEMBER 10, 1997, IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER 10, 1997 FOR HARTFORD LIFE INSURANCE COMPANY ("HARTFORD") SINGLE PURCHASE PAYMENT IMMEDIATE VARIABLE ANNUITY CONTRACT WHICH IS REFERRED TO HEREIN.


THE PROSPECTUS SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE PURCHASING A CONTRACT. FOR A COPY OF THE PROSPECTUS, SEND A WRITTEN REQUEST TO THE HOME OFFICE AT 200 HOPMEADOW STREET, SIMSBURY, CONNECTICUT 06070, OR TELEPHONE 1-800-862-6668.

                             TABLE OF CONTENTS


DESCRIPTION OF HARTFORD LIFE INSURANCE COMPANY.......................

CALCULATION OF YIELD AND RETURN......................................

     Yield of the HVA Money Market Fund Sub-Account..................

     Yield of the Hartford Bond Fund and Hartford Mortgage
       Securities Fund Sub-Accounts..................................

     Calculation of Total Return.....................................

PERFORMANCE COMPARISONS..............................................

     Yield and Total Return..........................................

VARIABLE ANNUITY PAYMENTS............................................

     Annuity Unit Value..............................................

     Illustration of Calculation of Annuity Unit Value...............

     Illustration of Variable Annuity Payments.......................

OTHER INFORMATION....................................................

                 DESCRIPTION OF HARTFORD LIFE INSURANCE COMPANY

Hartford Life Insurance Company ("Hartford") is a stock life insurance company engaged in the business of writing health and life insurance, both individual and group, in all states of the United States and the District of Columbia. Hartford was originally incorporated under the laws of Massachusetts on June 5, 1902, and was subsequently redomiciled to
Connecticut.   Its offices are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999. Hartford is a subsidiary of Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford is ultimately controlled by The Hartford Financial Services Group, Inc., a Delaware corporation.


Hartford is rated A+ (superior) by A.M. Best and Company, Inc., on the basis of its financial soundness and operating performance. Hartford is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Account. The ratings apply to Hartford's ability to meet its insurance obligations, including those described in this Prospectus.


                          CALCULATION OF YIELD AND RETURN

YIELD OF THE HVA MONEY MARKET FUND SUB-ACCOUNT

As summarized in the Prospectus under the heading "Performance Related Information," the yield of the HVA Money Market Fund Sub-Account for a seven day period (the "base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the underlying funds, less daily expense charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.


The effective yield is calculated by compounding the base period return by adding 1, raising the sum to a power equal to 365/7 and subtracting 1 from the result, according to the following formula:


                                            365/7
Effective Yield = [(Base Period Return + 1)      ] - 1


The HVA Money Market Fund Sub-Account's yield and effective yield will vary in response to fluctuations in interest rates and in the expenses of the Sub-Account.


THE CURRENT YIELD AND EFFECTIVE YIELD REFLECT RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL.


HVA MONEY MARKET FUND SUB-ACCOUNT


The yield and effective yield for the seven day period ending September 30, 1997 for the HVA Money Market Fund Sub-Account was as follows:


Yield                3.86%
Effective Yield      3.94%

YIELDS OF THE HARTFORD BOND FUND AND HARTFORD MORTGAGE SECURITIES FUND SUB-ACCOUNTS

As summarized in the Prospectus under the heading "Performance Related Information," yields of these two Sub-Accounts will be computed by annualizing a recent month's net investment income, divided by a Fund share's net asset value on the last trading day of that month. Net changes in the value of a hypothetical account will assume the change in the underlying mutual fund's "net asset value per share" for the same period in addition to the daily expense charge assessed, at the sub-account level for the respective period. The Hartford Bond Fund and Hartford Mortgage Securities Fund Sub-Accounts' yields will vary from time to time depending upon market conditions and, the composition of the underlying funds' portfolios. Yield should also be considered relative to changes in the value of the Sub-Accounts' shares and to the relative risks associated with the investment objectives and policies of the Hartford Bond Fund and Hartford Mortgage Securities Fund.


THE YIELD REFLECTS RECURRING CHARGES ON THE SEPARATE ACCOUNT LEVEL.


HARTFORD BOND FUND AND
HARTFORD MORTGAGE SECURITIES FUND SUB-ACCOUNTS

Yield calculations of the Sub-Accounts used for illustration purposes reflect the interest earned by the Sub-Accounts, less applicable asset charges assessed against a Contract Owner's account over the base period. Yield quotations based on a 30 day period ended September 30, 1997 were computed by dividing the dividends and interests earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:


Example:
                                                             6
Current Yield Formula for the Sub-Account  2[((A-B)/(CD) + 1)  - 1]


Where A = Dividends and interest earned during the period.
      B = Expenses accrued for the period (net of reimbursements).
      C = The average daily number of units outstanding during the period that were entitled to receive dividends.
      D = The maximum offering price per unit on the last day of the period.


Hartford Bond Fund
        Yield = 4.87%


Hartford Mortgage Securities Fund
        Yield = 5.21%


At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.


CALCULATION OF TOTAL RETURN

As summarized in the Prospectus under the heading "Performance Related Information," total return is a measure of the change in value of an investment in a Sub-Account over the period covered. The formula for total return used herein includes three steps: (1) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (2) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and (3) dividing this account value for the hypothetical investor by the initial $1,000 investment and annualizing the result for periods of less than one year. Total return will be calculated for one year, five years and ten years or some other relevant periods if a Sub-Account has not been in existence for at least ten years.


The following are the standardized average annual total return quotations for the Sub-Accounts for the period ended September 30, 1997.

  Sub-Accounts                     Since Inception   1 Year    5 Year   10 Year
-------------------------------------------------------------------------------
Hartford Advisers Fund                    10.01%     19.05%    11.34%     9.07%
Hartford Bond Fund                         5.65%      1.25%     1.77%     5.39%
Hartford Capital Appreciation Fund        15.73%     26.25%    20.50%    13.59%
Hartford Dividend and Growth Fund         19.13%     27.11%      n/a       n/a
Hartford Index Fund                       10.71%     28.90%    15.44%     9.92%
Hartford International Advisers Fund       8.45%      5.17%      n/a       n/a
Hartford International Opportunities Fund  3.69%      7.20%     8.26%      n/a
Hartford MidCap Fund                      (3.12)%      n/a       n/a       n/a
HVA Money Market Fund                      4.36%     (5.02)%   (0.57)%    1.77%
Hartford Mortgage Securities Fund          5.59%      (.59)%    1.35%     5.08%
Hartford Small Company Fund               20.40%     17.36%      n/a       n/a
Hartford Stock Fund                       12.63%     28.03%    16.89%    10.23%

In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the contingent deferred sales charge and the Annual Maintenance Fee are not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.


The following are the non-standardized annualized total return quotations for the Sub-Accounts for the period ended September 30, 1997.

  Sub-Accounts                     Since Inception   1 Year    5 Year   10 Year
-------------------------------------------------------------------------------
Hartford Advisers Fund                    11.92%     28.05%    14.49%    11.46%
Hartford Bond Fund                         7.68%     10.25%     5.44%     7.71%
Hartford Capital Appreciation Fund        17.25%     35.25%    23.02%    15.91%
Hartford Dividend and Growth Fund         22.87%     36.11%      n/a       n/a
Hartford Index Fund                       13.20%     37.90%    18.49%    12.57%
Hartford International Advisers Fund      13.32%     14.17%      n/a       n/a
Hartford International Opportunities Fund  6.96%     16.20%    11.39%      n/a
Hartford MidCap Fund                       5.88%      8.41%     5.06%     7.41%
HVA Money Market Fund                      6.35%      3.98%     3.21%     4.46%
Hartford Mortgage Securities Fund          7.72%      8.41%     5.06%     7.41%
Hartford Small Company Fund               30.60%     26.36%      n/a       n/a
Hartford Stock Fund                       14.02%     37.03%    19.78%    12.82%



                            PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN

Each Sub-Account may from time to time include its total return in advertisements or in information furnished to present or prospective shareholders. Each Sub-Account may from time to time include its yield and total return in advertisements or information furnished to present or prospective shareholders. Each Sub-Account may from time to time include in advertisements its total return (and yield in the case of certain Sub-Accounts) the ranking of those performance figures relative to such figures for groups of other annuities analyzed by Lipper Analytical Services and Morningstar, Inc. as having the same investment objectives.


The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 Stocks (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The
S&P 500
represents about 80% of the market value of all issues traded on the New York Stock Exchange.


The NASDAQ-OTC Composite Price Index (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of
100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded.


The Morgan Stanley Capital International EAFE Index (the "EAFE Index") is an unmanaged index, which includes over 1,000 companies representing the stock markets of Europe, Australia, New Zealand, and the Far East. The EAFE Index is weighted by market capitalization, and therefore, it has a heavy representation in countries with large stock markets, such as Japan.


The Shearson Lehman Government Bond Index (the "SL Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the SL Government Index.


The Shearson Lehman Government/Corporate Bond Index (the "SL Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the SL Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency.


The Composite Index for Hartford Advisers Fund is comprised of the S&P 500 (55%), the Lehman Government/Corporate Bond Index (35%), both mentioned above, and 90 Day U.S. Treasury Bills (10%).



                       VARIABLE ANNUITY PAYMENTS

ANNUITY UNIT VALUE

The value of an Annuity Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Annuity Payments" in the Prospectus.) The Annuity Unit Value for each Sub-Account's first Valuation Period was set at $10. The Annuity Unit Value of each Sub-Account for any subsequent Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

 (a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated;

 (b)     is the Annuity Unit Value for the preceding Valuation Period; and

 (c) is a daily Assumed Investment Return factor (for the 3%, 5% or 6% Assumed Investment Return) adjusted for the number of days in the Valuation Period.

The Assumed Investment Return factor is equal to one plus the applicable percentage. Therefore, for 3%, it is 1.03, for 4% it is 1.04 and for 6% it is 1.06. The annual factors can be translated into daily factor of 1.000080986, 1.00010746, and 1.000159654, respectively.

If a Contract Owner selects a 5% Assumed Investment Return rate and if the net investment return of the Sub-Account for an Annuity Payment period is equal to the pro-rated portion of the 5% Assumed Investment Return, the Variable Annuity Payment attributable to that Sub-Account for that period will equal the Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 5% for a Payment period, the Payment for that period will be greater than the Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 5%, the Payment for that period will be less than the Payment for the prior period.


The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of several Variable Annuity Payments based on one Sub-Account.


                 ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

1. Annuity Unit Value for immediately preceding
   Valuation Period                                                10.00000000
2. Net Investment Factor                                            1.00036164
3. Daily factor to compensate for Assumed Investment Return of 5%   1.00013368
4. Adjusted Net Investment Factor (2)/(3)                           1.00028063
5. Annuity Unit Value for current Valuation Period (4)x(1)         10.00280630


                   ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS
                    (assuming no premium tax is applicable)

 1. Number of Accumulation Units at Annuity Date                      1,000.00
 2. Accumulation Unit Value                                        12.55548000
 3. Adjusted Contract Value (1)x(2)                                 $12,555.48
 4. First monthly Annuity Payment per $1,000 of
    adjusted Contract Value                                              $9.63
 5. First monthly Annuity Payment (3)x(4)/1,000                        $120.91
 6. Annuity Unit Value                                             10.00280630
 7. Number of Annuity Units (5)/(6)                                12.08760785
 8. Assume Annuity Unit value for second month equal to            10.04000000
 9. Second Monthly Annuity Payment (7)X(8)                             $121.36
10. Assume Annuity Unit value for third month equal to             10.05000000
11. Third Monthly Annuity Payment (7)X(10)                             $121.48


                              OTHER INFORMATION

A registration statement has been filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                         PART I. FINANCIAL INFORMATION

ITEM 1.

                              FINANCIAL STATEMENTS

The following unaudited financial statements, reflect, in the opinion of management, all adjustments which are of normal recurring nature necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Certain reclassifications of prior year results were made to conform to current presentation. Interim results are not indicative of the results which may be expected for any other interim period or the full year. Statements contained in this discussion, other than statements of historical fact, are forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made based upon management's expectations and beliefs concerning future developments and their potential effect on Hartford Life Insurance Company ("the Company"). There can be no assurance that future developments will be in accordance with management's expectations or that the effect of these future developments on the Company will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including those described with the forward-looking statements. For a description of accounting policies, see
Note 1 to Consolidated Financial Statements in the 1996 Form 10-K. The
Company is an indirect subsidiary of Hartford Life, Inc. ("HLI"). Accordingly, the financial statements presented below are a partial disclosure of HLI's financials. For a full disclosure of HLI's operations, refer to the HLI 10Q, as filed with the Securities and Exchange Commission as of June 30, 1997.

                 HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                    CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                    (in millions)




                                                                                 QUARTER ENDED         SIX MONTHS ENDED
                                                                                    JUNE 30,               JUNE 30,
                                                                              --------------------  ----------------------
                                                                                1997       1996        1997        1996
                                                                              ---------  ---------  -----------  ---------
                                                                                   (UNAUDITED)            (UNAUDITED)
Revenues
Premiums and other considerations...........................................  $     323  $     299  $       633  $     943
Net investment income.......................................................        322        318          659        651
Net realized capital gains(losses)..........................................          0         (1)           4         (1)
                                                                              ---------  ---------  -----------  ---------
    Total revenues..........................................................        645        616        1,296      1,593
                                                                              ---------  ---------  -----------  ---------
Benefits, claims and expenses
Benefits, claims and claim adjustment expenses..............................        310        392          652        788
Amortization of deferred policy acquisition costs...........................         91         63          172        129
Dividends to policyholders..................................................         18         61           72        347
Other insurance expenses....................................................        117         34          190        198
                                                                              ---------  ---------  -----------  ---------
    Total benefits, claims and expenses.....................................        536        550        1,086      1,462
                                                                              ---------  ---------  -----------  ---------
Income before income tax expense............................................        109         66          210        131
Income tax expense..........................................................         35         23           73         45
                                                                              ---------  ---------  -----------  ---------
Net income..................................................................  $      74  $      43  $       137  $      86
                                                                              ---------  ---------  -----------  ---------
                                                                              ---------  ---------  -----------  ---------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                        (IN MILLIONS EXCEPT SHARE DATA)

                                                                                    JUNE 30,     DECEMBER 31,
                                                                                      1997         1996
                                                                                  -----------    ------------
                                                                                  (UNAUDITED)
ASSETS
Investments:
  Fixed maturities, available for sale, at fair value (amortized cost $13,797
    and $13,579)................................................................  $   13,844     $   13,624
  Equity securities, available for sale, at fair value..........................         137            119
  Mortgage loans, at outstanding balance........................................          --              2
  Policy loans, at outstanding balance..........................................       3,754          3,836
  Other investments, at cost....................................................          50             54
                                                                                  ----------     ----------
  Total investments.............................................................      17,785         17,635

Cash............................................................................          77             43
Premiums and amounts receivable.................................................          58            137
Reinsurance recoverable.........................................................       6,362          6,259
Accrued investment income.......................................................         359            407
Deferred policy acquisition costs...............................................       2,989          2,760
Deferred income tax.............................................................         466            474
Other assets....................................................................         308            357
Separate account assets.........................................................      58,970         49,690
                                                                                  ----------     ----------
  Total assets..................................................................  $   87,374     $   77,762
                                                                                  ----------     ----------
                                                                                  ----------     ----------
Liabilities and Stockholders' Equity
Future policy benefits..........................................................  $    2,889     $    2,474
Other policyholder funds........................................................      21,279         22,134
Other liabilities...............................................................       2,204          1,572
Separate account liabilities....................................................      58,970         49,690
                                                                                  ----------     ----------
  Total liabilities.............................................................      85,342         75,870
                                                                                  ----------     ----------
Common stock--authorized 1,000 shares, $5,690 par value, issued and outstanding
  1,000 shares..................................................................           6              6
Additional paid-in capital......................................................       1,045          1,045
Unrealized gain on investments, net of tax......................................          33             30
Retained earnings...............................................................         948            811
                                                                                  ----------     ----------
  Total stockholders' equity....................................................       2,032          1,892
                                                                                  ----------     ----------
    Total liabilities and stockholders' equity..................................  $   87,374     $   77,762
                                                                                  ----------     ----------
                                                                                  ----------     ----------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN MILLIONS)

                                                                                                      SIX MONTHS
                                                                                                    ENDED JUNE 30,
                                                                                                 --------------------
                                                                                                   1997       1996
                                                                                                 ---------  ---------
                                                                                                      (UNAUDITED)
Operating Activities:
Net income.....................................................................................  $     137  $      86
Adjustments to net income:
  Net realized capital (gains) losses on sale of investments...................................         (4)         1
  Net increase in deferred policy acquisition costs............................................       (229)      (300)
  Net amortization of premium on fixed maturities..............................................          0          7
  Decrease (increase) in deferred income tax benefit...........................................          9        (88)
  Decrease in premiums and amounts receivable..................................................         92         20
  Decrease in other assets.....................................................................         50         26
  Increase in reinsurance recoverable..........................................................       (251)      (264)
  Increase in liability for future policy benefits.............................................        415        304
  Increase in other liabilities................................................................        146        150
  Decrease (increase) in accrued investment income.............................................         48         (5)
                                                                                                 ---------  ---------
Cash provided by (used for) operating activities...............................................        413        (63)
                                                                                                 ---------  ---------
Investing Activities:
Purchases of fixed maturities investments......................................................     (3,801)    (2,717)
Sales of fixed maturities investments..........................................................      2,274      1,348
Maturities and principal paydowns of fixed maturities investments..............................      1,343      1,469
Net sales (purchases) of other investments.....................................................        110       (120)
Net sales of short-term investments............................................................        138        232
                                                                                                 ---------  ---------
Cash provided by investing activities..........................................................         64        212
                                                                                                 ---------  ---------
Financing Activities:
Net disbursements for investment and universal life-type contracts charged from policyholder
  accounts.....................................................................................       (443)      (187)
Capital Contribution...........................................................................         --         38
                                                                                                 ---------  ---------
Cash used for financing activities.............................................................       (443)      (149)
                                                                                                 ---------  ---------
Net increase in cash...........................................................................         34          0
Cash at beginning of period....................................................................         43         46
                                                                                                 ---------  ---------
Cash at end of period..........................................................................  $      77  $      46
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

                 Item 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                         RESULTS OF OPERATIONS
                            (in millions)

             Quarter and Six Months Ended June 30, 1997 and 1996

SEGMENT RESULTS


                                                                                                  SIX
                                                                               QUARTER          MONTHS
                                                                                ENDED            ENDED
                                                                               JUNE 30,         JUNE 30,
                                                                            -------------   ---------------
                                                                          1997      1996     1997      1996
                                                                          ----      ----     ----      ----
Annuity...........................................................     $    49    $   37   $    92     $ 70
Individual Life Insurance.........................................          12        10        23       19
Employee Benefits.................................................           9         6        15       14
Guaranteed Investment Contracts...................................          --       (15)       --      (30)
Corporate Operation...............................................           4         5         7       13
                                                                           ---       ---   -------     ----
Net Income........................................................     $    74    $   43   $   137     $ 86
                                                                           ---       ---   -------     ----
                                                                           ---       ---   -------     ----


    Net income increased $31, or 72%, and $51, or 59%, for the second quarter and six months ended June 30, 1997, respectively, over prior year. This increase is reflective of continued, solid growth in both the Annuity and Individual Life Insurance segments. Net income in the Annuity segment increased due to higher fee income on growing account values as well as strong new business sales. Net income in the Individual Life Insurance segment increased due to cost of insurance charges and other fee income on a growing block of life insurance in-force, as well as favorable mortality results. Guaranteed Investment Contracts reported no net income in the second quarter of 1997 consistent with management's expectations that net income subsequent to 1996 will be immaterial.

ANNUITY

                                                                                       QUARTER ENDED        SIX MONTHS ENDED
                                                                                          JUNE 30,              JUNE 30,
                                                                                    --------------------  --------------------
                                                                                      1997       1996       1997       1996
                                                                                    ---------  ---------  ---------  ---------
Revenues..........................................................................  $     308  $     232  $     588  $     466
Expenses..........................................................................        259        195        496        396
                                                                                    ---------  ---------  ---------  ---------
Net Income........................................................................  $      49  $      37  $      92  $      70
                                                                                    ---------  ---------  ---------  ---------
                                                                                    ---------  ---------  ---------  ---------

    Revenues, which are primarily comprised of investment income and management and maintenance fees, grew $76, or 33%, to $308 in the second quarter of 1997 and $122, or 26%, to $588 for the six months ended June 30, 1997. This growth resulted from an increase in the average account value, primarily driven by individual variable annuities, of $14.2 billion, or 35%, to $55.2 billion as of June 30, 1997 from $41.0 billion as of June 30, 1996. This is a result of approximately $10 billion in new sales of individual annuities over the last twelve months and market appreciation. Additionally, new individual annuity sales were approximately $2.5 billion and $5.1 billion for the second quarter and six months ended June 30, 1997, respectively, similar to sales of $2.7 billion and $4.9 billion, respectively, for the same periods of 1996. Growth in the assets under management by this segment also resulted in increased expenses related to other insurance expenses, amortization of deferred policy acquisition costs and taxes. Expenses increased $64, or 33%, to $259 in the second quarter of 1997 and $100, or 25%, to $496 for the six months ended June 30, 1997. Net income increased $12, or 32%, to $49 in the second quarter of 1997 and $22, or 31%, to $92 for the six months ended June 30, 1997.

INDIVIDUAL LIFE INSURANCE

                                                                                       QUARTER ENDED        SIX MONTHS ENDED
                                                                                          JUNE 30,              JUNE 30,
                                                                                    --------------------  --------------------
                                                                                      1997       1996       1997       1996
                                                                                    ---------  ---------  ---------  ---------
Revenues..........................................................................  $     125  $     101  $     236  $     216
Expenses..........................................................................        113         91        213        197
                                                                                    ---------  ---------  ---------  ---------
Net Income........................................................................  $      12  $      10  $      23  $      19
                                                                                    ---------  ---------  ---------  ---------
                                                                                    ---------  ---------  ---------  ---------

    Revenues increased $24, or 24%, to $125 in the second quarter of 1997 and $20, or 9%, to $236 for the six months ended June 30, 1997. In the first quarter of 1996, a block of business was assumed from Investors Equity which increased revenues by $9. Excluding this transaction, year to date revenues increased $29, or 14% over prior year. This growth was driven by increased cost of insurance charges and other fee income earned on this growing block of business. Life insurance in-force grew approximately $3.3 billion, or 6%, as of June 30, 1997 over the prior period, primarily due to sales of variable life products. Expenses in this segment increased $22, or 24%, to $113 and $16, or 8%, in the second quarter of 1997 and for the six months ended June 30, 1997, respectively, over the same period last year, consistent with a growing block of business. As a result, net income increased $2, or 20%, to $12 in the second quarter of 1997 and $4, or 21%, to $23 for the six months ended June 30, 1997.

EMPLOYEE BENEFITS

                                                                                       QUARTER ENDED        SIX MONTHS ENDED
                                                                                          JUNE 30,              JUNE 30,
                                                                                    --------------------  --------------------
                                                                                      1997       1996       1997       1996
                                                                                    ---------  ---------  ---------  ---------
Revenues..........................................................................  $     142  $     210  $     321  $     753
Expenses..........................................................................        133        204        306        739
                                                                                    ---------  ---------  ---------  ---------
Net Income........................................................................  $       9  $       6  $      15  $      14
                                                                                    ---------  ---------  ---------  ---------
                                                                                    ---------  ---------  ---------  ---------

    Revenues declined $68, or 32%, to $142 in the second quarter of 1997 and $432, or 57%, for the six months ended June 30, 1997 over the same period last year. This decline is mainly related to the passage of the Health Insurance Portability and Accountability Act of 1996, which effectively eliminated all future sales of leveraged COLI. Expenses declined $71, or 35%, in the second quarter of 1997 and $433, or 59%, for the six months ended June 30, 1997, over the same period last year. Significant declines in benefits, claims and claim adjustment expenses and policyholder dividends are the result of the decline of the block of COLI business. As a result, net income increased $3, or 50%, in the second quarter of 1997 and $1, or 7%, for the six months ended June 30, 1997.

GUARANTEED INVESTMENT CONTRACTS

                                                                                          QUARTER ENDED         SIX MONTHS ENDED
                                                                                             JUNE 30,               JUNE 30,
                                                                                      ----------------------  --------------------
                                                                                         1997        1996       1997       1996
                                                                                      ----------   ---------  ---------  ---------
Revenues............................................................................  $       62   $      67  $     134  $     140
Expenses............................................................................          62          82        134        170
                                                                                      ----------   ---------  ---------  ---------
Net Income..........................................................................  $       --   $     (15) $      --  $     (30)
                                                                                      ----------   ---------  ---------  ---------
                                                                                      ----------   ---------  ---------  ---------


    This segment had no net income for the three and six months ended June 30, 1997, as compared to losses of $15 and $30 for the same periods last year. These results are consistent with management's expectations that net income (loss) from Closed Book GRC in the years subsequent to 1996 will be immaterial based on the

Company's current projections for the performance of the assets and liabilities associated with Closed Book GRC due to actions taken in the third quarter of 1996.

               HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        NOTES TO FINANCIAL STATEMENTS

HARTFORD LIFE INC. INITIAL PUBLIC OFFERING

    On February 10, 1997, HLI, an indirect parent of the Company, filed a registration statement with the Securities and Exchange Commission, as amended, relating to an Initial Public Offering ("IPO") of up to 20% of HLI's Class A common stock. Pursuant to the IPO on May 22, 1997, HLI sold to the public 26 million shares at $28.25 per share and received net proceeds of $687. Of the proceeds, $527 was used to retire debt related to HLI's promissory notes outstanding and the line of credit discussed in the note below with the remaining $160 contributed to HLI's insurance subsidiaries to be used for working capital and other general corporate purposes.

    The 26 million shares sold from the IPO represent approximately 18.6% of the equity ownership in HLI and approximately 4.4% of the combined voting power of HLI's Class A and Class B Common Stock. The Hartford Financial Services Group, Inc. ("The Hartford"), an indirect parent of HLI, owns all of the 114 million outstanding shares of Class B Common Stock of HLI, representing 81.4% of the equity ownership in HLI and approximately 95.6% of the combined voting power of HLI's Class A and Class B Common Stock. Holders of Class A Common Stock generally have identical rights to the holders of Class B Common Stock except that the holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of the HLI stockholders.

HARTFORD LIFE INC. DEBT OFFERING

    On February 7, 1997, HLI declared a dividend of $1,184 payable to its direct parent, Hartford Accident and Indemnity Company ("HA&I"). As a result, HLI borrowed $1,084 on February 18, 1997, pursuant to a $1,300 line of credit, with interest payable at the two-month Eurodollar rate plus 15 basis points, which, together with a promissory note in the amount of $100, was paid as a dividend to HA&I on February 20, 1997. Of the $1,184 dividend, $893 constituted a repayment of the portion of HLI's third party indebtedness internally allocated, for financial reporting purposes, to HLI's insurance subsidiaries (the "Allocated Advances"). In addition, on April 4, 1997, HLI declared and paid a dividend of $25 to its parent in the form of a promissory note. Subsequently, $12 of this note was forgiven in the form of a capital contribution from HA&I.

    On February 14, 1997, HLI filed a shelf registration statement for the issuance and sale of up to $1.0 billion in the aggregate of senior debt securities, subordinated debt securities and preferred stock. On June 17, 1997, HLI issued $650 of unsecured redeemable long-term debt in the form of notes and debentures. Of this amount, $200 was in the form of 6.90% notes due June 15, 2004, $200 of 7.10% notes due June 15, 2007, and $250 of 7.65% debentures due June 15, 2027. Interest on each of the notes and debentures is payable semi-annually on June 15 and December 15, of each year, commencing December 15, 1997. HLI also issued $50 of short-term debt in the form of commercial paper. Of the proceeds from this issuance, $670 was used to retire the remaining balance on the $1,300 line of credit with the remainder being used for working capital and other general corporate purposes. Subsequently, HLI reduced the capacity of the line of credit from $1,300 to $250, which will be primarily used to support the commercial paper program.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Hartford Life Insurance Company and Subsidiaries:



We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company (a Connecticut corporation and wholly-owned subsidiary of Hartford Life and Accident Insurance Company) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements and the schedules referred to below are the responsibility of Hartford Life Insurance Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



As discussed in Note 2 of Notes to Consolidated Financial Statements, Hartford Life Insurance Company adopted a new accounting standard promulgated by the Financial Accounting Standards Board, changing its method of accounting, as of January 1, 1994, for debt and equity securities.



Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Schedules are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.



                                         ARTHUR ANDERSEN LLP



Hartford, Connecticut
February 10, 1997

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME


                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                      ------------------------
                                                       1996     1995     1994
                                                      ------   ------   ------
                                                           (IN MILLIONS)
 Revenues
   Premiums and other considerations...............   $1,705   $1,487   $1,100
   Net investment income...........................    1,397    1,328    1,292
   Net realized capital (losses) gains.............     (213)     (11)       7
                                                      ------   ------   ------
     Total Revenues................................    2,889    2,804    2,399
                                                      ------   ------   ------
 Benefits, Claims and Expenses
   Benefits, claims and claim adjustment
    expenses.......................................    1,535    1,422    1,405
   Amortization of deferred policy acquisition
    costs..........................................      234      199      145
   Dividends to policyholders......................      635      675      419
   Other insurance expenses........................      427      317      227
                                                      ------   ------   ------
     Total Benefits, Claims and Expenses...........    2,831    2,613    2,196
                                                      ------   ------   ------
   Income before income tax expense................       58      191      203
   Income tax expense..............................       20       62       65
                                                      ------   ------   ------
 Net income........................................   $   38   $  129   $  138
                                                      ------   ------   ------
                                                      ------   ------   ------



The accompanying notes to consolidated financial statements are an integral part of the above statements.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS


                                                       AS OF DECEMBER
                                                             31,
                                                      -----------------
                                                       1996      1995
                                                      -------   -------
                                                        (IN MILLIONS
                                                        EXCEPT SHARE
                                                            DATA)
 Assets
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost $13,579 and $14,440).....   $13,624   $14,400
   Equity securities, available for sale, at fair
    value..........................................       119        63
   Policy loans, at outstanding balance............     3,836     3,381
   Mortgage loans, at outstanding balance..........         2       265
   Other investments, at cost......................        54       156
                                                      -------   -------
     Total investments.............................    17,635    18,265
   Cash............................................        43        46
   Premiums and amounts receivable.................       137       165
   Accrued investment income.......................       407       394
   Reinsurance recoverable.........................     6,066     6,221
   Deferred policy acquisition costs...............     2,760     2,188
   Deferred income tax.............................       474       420
   Other assets....................................       357       234
   Separate account assets.........................    49,690    36,264
                                                      -------   -------
     Total assets..................................   $77,569   $64,197
                                                      -------   -------
                                                      -------   -------
 Liabilities
   Future policy benefits..........................   $ 2,281   $ 2,373
   Other policyholder funds........................    22,134    22,598
   Other liabilities...............................     1,572     1,233
   Separate account liabilities....................    49,690    36,264
                                                      -------   -------
     Total liabilities.............................    75,677    62,468
                                                      -------   -------
 Stockholder's Equity
   Common stock, $5,690 par value, 1,000 shares
    authorized, issued and outstanding.............         6         6
   Capital surplus.................................     1,045     1,007
   Net unrealized capital gain (loss) on
    investments, net of tax........................        30       (57)
   Retained earnings...............................       811       773
                                                      -------   -------
     Total stockholder's equity....................     1,892     1,729
                                                      -------   -------
   Total liabilities and stockholder's equity......   $77,569   $64,197
                                                      -------   -------
                                                      -------   -------



The accompanying notes to consolidated financial statements are an integral part of the above statements.

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY


                                                                       NET UNREALIZED
                                                                        CAPITAL GAIN
                                                                         (LOSS) ON                       TOTAL
                                            COMMON      CAPITAL         INVESTMENTS,     RETAINED    STOCKHOLDER'S
                                            STOCK       SURPLUS          NET OF TAX      EARNINGS       EQUITY
                                            ------   --------------    --------------    --------    -------------
                                                                        (IN MILLIONS)
 Balance, December 31, 1993..............     $6         $  676            $  (5)          $516         $1,193
   Net income............................     --             --               --            138            138
   Dividends declared on common stock....     --             --               --            (10)           (10)
   Capital contribution..................     --            150               --             --            150
   Change in net unrealized capital loss
    on investments, net of tax(1)........     --             --             (649)            --           (649)
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1994..............      6            826             (654)           644            822
   Net income............................     --             --               --            129            129
   Capital contribution..................     --            181               --             --            181
   Change in net unrealized capital gain
    on investments, net of tax...........     --             --              597             --            597
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1995..............      6          1,007              (57)           773          1,729
   Net income............................     --             --               --             38             38
   Capital contribution..................     --             38               --             --             38
   Change in net unrealized capital gain
    on investments, net of tax...........     --             --               87             --             87
                                              --
                                                         ------           ------         --------       ------
 Balance, December 31, 1996..............     $6         $1,045            $  30           $811         $1,892
                                              --
                                              --
                                                         ------           ------         --------       ------
                                                         ------           ------         --------       ------


------------------------

(1) The 1994 change in net unrealized capital loss on investments, net of tax, includes a gain of $91 due to the adoption of SFAS No. 115 as discussed in
    Note 2(b) of Notes to Consolidated Financial Statements.



The accompanying notes to consolidated financial statements are an integral part of the above statements.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                            FOR THE YEARS ENDED DECEMBER 31,
                                            --------------------------------
                                              1996        1995        1994
                                            --------    --------    --------
                                                     (IN MILLIONS)
 Operating Activities
   Net income............................   $     38    $    129    $    138
   Adjustments to net income:
   Net realized capital losses (gains) on
    sale of investments..................        213          11          (7)
   Net amortization of premium on fixed
    maturities...........................         14          21          41
   Increase in deferred income taxes.....       (102)       (172)       (128)
   Increase in deferred policy
    acquisition costs....................       (572)       (379)       (441)
   Decrease (increase) in premiums and
    amounts receivable...................         10         (81)         10
   Increase in accrued investment
    income...............................        (13)        (16)       (106)
   (Increase) decrease in other assets...       (132)       (177)        101
   Decrease (increase) in reinsurance
    recoverable..........................        179         (35)         75
   (Decrease) increase in liability for
    future policy benefits...............        (92)        483         224
   Increase in other liabilities.........        477         281         191
                                            --------    --------    --------
     Cash provided by operating
      activities.........................         20          65          98
                                            --------    --------    --------
 Investing Activities
   Purchases of fixed maturity
    investments..........................     (5,747)     (6,228)     (9,127)
   Sales of fixed maturity investments...      3,459       4,845       5,713
   Maturities and principal paydowns of
    fixed maturity investments...........      2,693       1,741       1,931
   Net purchase of other investments.....       (107)       (871)     (1,338)
   Net sales (purchases) of short-term
    investments..........................         84         (24)        135
                                            --------    --------    --------
     Cash provided by (used for)
      investing activities...............        382        (537)     (2,686)
                                            --------    --------    --------
 Financing Activities
   Capital contribution..................         38          --         150
   Dividends paid........................         --          --         (10)
   Net (disbursements for) receipts from
    investment and universal life-type
    contracts (charged from) credited to
    policyholder accounts................       (443)        498       2,467
                                            --------    --------    --------
     Cash (used for) provided by
      financing activities...............       (405)        498       2,607
                                            --------    --------    --------
   Net (decrease) increase in cash.......         (3)         26          19
   Cash--beginning of year...............         46          20           1
                                            --------    --------    --------
 Cash--end of year.......................   $     43    $     46    $     20
                                            --------    --------    --------
                                            --------    --------    --------



The accompanying notes to consolidated financial statements are an integral part of the above statements.

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                                 (IN MILLIONS)


---------------------------------------------------

 1. ORGANIZATION AND DESCRIPTION OF BUSINESS


    These consolidated financial statements include Hartford Life Insurance Company and its wholly-owned subsidiaries (the "Company"), ITT Hartford Life and Annuity Insurance Company ("ILA") and ITT Hartford International Life Reassurance Corporation ("HLRe"), formerly American Skandia Life Reinsurance Corporation. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"), a direct subsidiary of Hartford Accident and Indemnity Company, an indirect subsidiary of ITT Hartford Group, Inc. ("The Hartford"). Hartford Life was formed on December 13, 1996 and capitalized on December 16, 1996 with the contribution of all the outstanding common stock of HLA. On February 10, 1997, The Hartford, the ultimate parent of Hartford Life, announced its intention to sell up to 20% of Hartford Life during the second quarter of 1997. Management believes that this transaction will not have a material impact on the operations of the Company (See Note 11).



    On December 19, 1995, ITT Industries, Inc. (formerly ITT Corporation)("ITT") distributed all the outstanding shares of capital stock of The Hartford to ITT stockholders of record on such date (the transactions relating to such distribution are referred to herein as the "ITT Spin-off"). As a result of the ITT Spin-off, The Hartford became an independent, publicly traded company.



    The Company is a leading insurance and financial services company which provides: (a) investment products such as individual variable annuities and fixed market value adjusted annuities, deferred compensation plan services and mutual funds for savings and retirement needs; (b) life insurance for income protection and estate planning; and (c) employee benefits products such as corporate owned life insurance.



---------------------------------------------------

 2. SIGNIFICANT ACCOUNTING POLICIES


(A) BASIS OF PRESENTATION



    These financial statements present the financial position, results of operations and cash flows of the Company, and all material intercompany transactions and balances between Hartford Life Insurance Company and its subsidiaries have been eliminated. The consolidated financial statements are prepared on a basis of generally accepted accounting principles which differ materially from the statutory accounting prescribed by various insurance regulatory authorities.



    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



(B) CHANGES IN ACCOUNTING PRINCIPLES



    On November 14, 1996, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". This Issue requires companies to record income on certain structured securities on a retrospective interest method. The Company adopted EITF No. 96-12 for structured securities acquired after November 14, 1996. Adoption of EITF No. 96-12 did not have a material effect on the Company's financial condition or results of operations.



    In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". This statement established criteria for determining whether transferred assets should be accounted for as sales or secured borrowings. Subsequently, in December 1996, the FASB issued SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125", which defers the effective date of certain provisions of SFAS No. 125 for one year. Adoption of SFAS No. 125 is not expected to have a material effect on the Company's financial condition or results of operations.



    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which is effective in 1996. As permitted by SFAS No. 123, the Company continues to measure compensation costs of employee stock option plans (relating to options on common stock of The Hartford) using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25. As of February 10, 1997, the Company had not adopted an employee stock compensation plan. Certain officers of the Company participate in The Hartford's stock option plan.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    Compensation costs allocated by The Hartford to the Company, as well as pro forma compensation costs as determined under SFAS No. 123, were immaterial to the results of operations for 1996 and 1995.



    Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The new standard requires, among other things, that securities be classified as "held-to-maturity", "available-for-sale" or "trading" based on the Company's intentions with respect to the ultimate disposition of the security and its ability to effect those intentions. The classification determines the appropriate accounting carrying value (cost basis or fair value) and, in the case of fair value, whether the fair value difference from cost, net of tax, impacts stockholder's equity directly or is reflected in the Consolidated Statements of Income. Investments in equity securities had previously been and continue to be recorded at fair value with the corresponding after-tax impact included in stockholder's equity. Under SFAS No. 115, the Company's fixed maturity investments are classified as "available-for-sale" and, accordingly, these investments are reflected at fair value with the corresponding impact included as a component of stockholder's equity designated as "Net unrealized capital gain (loss) on investments, net of tax." As with the underlying investment security, unrealized capital gains and losses on derivative financial instruments are considered in determining the fair value of the portfolios. The impact of adoption was an increase to stockholder's equity of $91 million. The Company's cash flows were not impacted by this change in accounting principle.



(C) REVENUE RECOGNITION



    Revenues for universal life policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances and are recognized in the period in which services are provided. Premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders.



(D) FUTURE POLICY BENEFITS AND OTHER POLICYHOLDER FUNDS



    Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued. Liabilities for universal life-type and investment contracts are stated at policyholder account values before surrender charges.



(E) DEFERRED POLICY ACQUISITION COSTS



    Policy acquisition costs, including commissions and certain underwriting expenses associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, generally 20 years. Generally, acquisition costs are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of expected gross profits from surrender charges, investment, mortality and expense margins. Actual gross profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management periodically updates these estimates, when appropriate, and evaluates the recoverability of the deferred acquisition cost asset. When appropriate, management revises its assumptions on the estimated gross profits of these contracts and the cumulative amortization for the books of business are reestimated and readjusted by a cumulative charge or credit to income.



(F) POLICYHOLDER REALIZED CAPITAL GAINS AND LOSSES



    Realized capital gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are excluded from revenues and deferred, since under the terms of the contracts the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them.



(G) FOREIGN CURRENCY TRANSLATION



    Foreign currency translation gains and losses are reflected in stockholder's equity. Balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. The national currencies of international operations are generally their functional currencies.



(H) INVESTMENTS



    The Company's investments in fixed maturities include bonds, redeemable preferred stock and commercial paper which are classified as "available-for-sale" and accordingly are carried at fair value with the after-tax difference from cost reflected as a component of stockholder's equity designated as "Net unrealized capital gain (loss) on investments, net of tax". Equity securities, which include common and non-redeemable preferred stocks, are carried at fair value with the after-tax difference from cost reflected in stockholder's equity. Policy and mortgage loans are each carried at their outstanding balance which approximates fair value. Investments in partnerships and trusts are carried at cost. Net realized capital gains (losses), after deducting the policyholders' share, are reported as a component of revenue and are determined on a specific identification basis.



    The Company's accounting policy for impairment recognition requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, the Company has established specific criteria to be used in the

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


impairment evaluation of an individual portfolio of assets. Specifically, if the asset portfolio is supporting a runoff operation, is forced to be liquidated prior to maturity to meet liability commitments, and has fair value below amortized cost, which will not materially fluctuate as a result of future interest rate changes, then an other than temporary impairment condition has been determined to have occurred. Each individual security within that portfolio is evaluated to determine whether or not it is impaired. Once an impairment charge has been recorded, the Company then continues to review the individual impaired securities for appropriate valuation on an ongoing basis.



    During 1996, it was determined that certain individual securities within the investment portfolio supporting the Company's closed block of guaranteed rate contracts ("Closed Book GRC") were impaired. With the initiation of certain hedge transactions, which eliminated the possibility that the fair value of the Closed Book GRC investments would recover to their current amortized cost, an other than temporary impairment loss of $88 after tax was determined to have occurred and was recorded.



(I) DERIVATIVE FINANCIAL INSTRUMENTS



    The Company uses a variety of derivative financial instruments including swaps, caps, floors, forwards and exchange traded financial futures and options as part of an overall risk management strategy. These instruments are used as a means of hedging exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. The Company does not hold or issue derivative financial instruments for trading purposes. The Company's accounting for derivative financial instruments used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 52, "Foreign Currency Translation", American Institute of Certified Public Accountants Statement of Position 86-2, "Accounting for Options", and various EITF pronouncements. Written options are, in all cases, used in conjunction with other assets and derivatives as part of the Company's asset/liability management strategies. Derivative instruments are carried at values consistent with the asset or liability being hedged. Derivatives used to hedge fixed maturities or equities are carried at fair value with the after-tax difference from cost reflected in stockholder's equity. Derivatives used to hedge other invested assets or liabilities are carried at cost.



    Derivatives must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. The Company's minimum correlation threshold for hedge designation is 80%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls below 80%, hedge accounting will be terminated. Derivatives used to create a synthetic asset must meet synthetic accounting criteria including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Interest rate swaps are the primary type of derivatives used to convert London interbank offered quotations for U.S. dollar deposits ("LIBOR") based variable rate instruments to fixed rate instruments. Synthetic instrument accounting, consistent with industry practice, provides that the synthetic asset is accounted for like the financial instrument it is intended to replicate. Derivatives which fail to meet risk management criteria are marked to market with the impact reflected in the Consolidated Statements of Income.



    Gains or losses on financial futures contracts entered into in anticipation of the future receipt of product cash flows are deferred and, at the time of the ultimate purchase, reflected as an adjustment to the cost basis of the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the cost basis of the hedged asset when the futures contracts are closed, except for futures used in duration hedging which are deferred and are adjusted into the cost basis on a quarterly basis. The adjustments to the cost basis are amortized into investment income over the remaining asset life.



    Open forward commitment contracts are marked to market through stockholder's equity. Such contracts are recorded at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of the forward commitment contracts before the delivery of the securities are recognized immediately in the Consolidated Statements of Income as a component of net investment income.



    The cost of purchased options and/or premiums received on covered written options, entered into as part of an asset/liability management strategy, is/are adjusted into the cost basis of the underlying asset or liability and amortized over the remaining life of the hedge. Gains or losses on expiration or termination of the hedge are adjusted into the basis of the underlying asset or liability and amortized over the remaining asset life. The Company had no written options as of December 31, 1996 and 1995.



    Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to income. Should the swap be terminated, the gain or loss is adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in earnings. Interest rate swaps purchased in anticipation of an asset purchase (an "anticipatory transaction") are recognized consistent with the underlying asset components such that the settlement component is recognized in the Consolidated Statements of Income while the change in market value is recognized as an unrealized gain or loss.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    Premiums paid on purchased floor or cap agreements and the premium received on issued floor or cap agreements (used for risk management) are adjusted into the basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.


    Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52.



(J) RELATED PARTY TRANSACTIONS


    Transactions of the Company with HLA and its affiliates relate principally to tax settlements, reinsurance, insurance coverage, rental and service fees and payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims. Substantially all general insurance expenses related to the Company, including rent and employee benefit plan expenses, are initially paid by Hartford Fire Insurance Company, an indirect subsidiary of The Hartford ("Hartford Fire"). Direct expenses are allocated to the Company using specific identification, and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on the type, are allocated based on either a percentage of direct expenses or on utilization. Indirect expenses allocated to the Company by Hartford Fire were $40, $45 and $41 in 1996, 1995 and 1994, respectively. Management of the Company believes that the methods used are reasonable. In addition, the Company was charged its share of costs allocated to The Hartford by ITT prior to the ITT Spin-off, which were immaterial in 1995 and 1994. The Company had a receivable from The Hartford of $1 and a payable to The Hartford of $2 at December 31, 1996 and 1995, respectively.



    In 1996, the Company ceded approximately $33.3 billion of group life insurance in force and $318 million of disability premium to HLA and assumed $8.5 billion of individual life insurance in force from HLA.


    On June 30, 1995, the ownership of ITT Lyndon Insurance Company was transferred to the Company via a capital contribution of $181 million, representing the net assets of the company. Also, in 1996, the Company received a capital contribution of $37.5 million from its parent HLA.


(K) DIVIDENDS TO POLICYHOLDERS



    Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of the life insurance subsidiaries of the Company. The participating insurance in force accounted for 44%, 41%, and 43% in 1996, 1995, and 1994, respectively, of total life insurance in force.



---------------------------------------------------

 3. INVESTMENTS


(A) COMPONENTS OF NET INVESTMENT INCOME



                                     YEAR ENDED DECEMBER 31,
                                 -------------------------------
                                   1996       1995       1994
                                 ---------  ---------  ---------
Interest income................  $   1,452  $   1,338  $   1,247
(Losses) income from other
 investments...................        (42)         1         54
                                 ---------  ---------  ---------
Gross investment income........      1,410      1,339      1,301
Less: Investment expenses......         13         11          9
                                 ---------  ---------  ---------
Net investment income..........  $   1,397  $   1,328  $   1,292
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------



(B) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)



                                     YEAR ENDED DECEMBER 31,
                                 -------------------------------
                                   1996       1995       1994
                                 ---------  ---------  ---------
Fixed maturities...............  $    (201) $      23  $     (34)
Equity securities..............          2         (6)       (11)
Real estate and other..........         (4)       (25)        47
Less: (Increase) decrease in
 liability to policyholders for
 realized capital gains
 (losses)......................        (10)        (3)         5
                                 ---------  ---------  ---------
Net realized capital (losses)
 gains.........................  $    (213) $     (11) $       7
                                 ---------  ---------  ---------
                                 ---------  ---------  ---------



(C) NET UNREALIZED CAPITAL GAINS (LOSSES) ON EQUITY SECURITIES



                                         YEAR ENDED DECEMBER 31,
                                   -----------------------------------
                                      1996         1995        1994
                                      -----        -----     ---------
Gross unrealized gains...........   $      13    $       4   $       2
Gross unrealized losses..........          (1)          (2)        (11)
                                          ---          ---   ---------
Net unrealized capital gains
 (losses)........................          12            2          (9)
Deferred income tax liability
 (asset).........................           4            1          (3)
                                          ---          ---   ---------
Net unrealized capital gains
 (losses), after tax.............           8            1          (6)
Balance beginning of year........           1           (6)         (5)
                                          ---          ---   ---------
Change in net unrealized capital
 gains (losses) on investments...   $       7    $       7   $      (1)
                                          ---          ---   ---------
                                          ---          ---   ---------

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


(D) NET UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED MATURITIES


                                                                                                             YEAR ENDED DECEMBER
                                                                                                                     31,
                                                                                                             --------------------
                                                                                                               1996       1995
                                                                                                             ---------  ---------
Gross unrealized gains.....................................................................................  $     386  $     529
Gross unrealized losses....................................................................................       (341)      (569)
Unrealized (gains) losses credited to policyholders........................................................        (11)       (52)
                                                                                                             ---------  ---------
Net unrealized capital gains (losses)......................................................................         34        (92)
Deferred income tax liability (asset)......................................................................         12        (34)
                                                                                                             ---------  ---------
Net unrealized capital gains (losses), after tax...........................................................         22        (58)
Balance beginning of year..................................................................................        (58)      (648)
                                                                                                             ---------  ---------
Change in net unrealized capital gains (losses) on investments.............................................  $      80  $     590
                                                                                                             ---------  ---------
                                                                                                             ---------  ---------


                                                                                                               1994
                                                                                                             ---------
Gross unrealized gains.....................................................................................  $     150
Gross unrealized losses....................................................................................     (1,185)
Unrealized (gains) losses credited to policyholders........................................................         37
                                                                                                             ---------
Net unrealized capital gains (losses)......................................................................       (998)
Deferred income tax liability (asset)......................................................................       (350)
                                                                                                             ---------
Net unrealized capital gains (losses), after tax...........................................................       (648)
Balance beginning of year..................................................................................        161
                                                                                                             ---------
Change in net unrealized capital gains (losses) on investments.............................................  $    (809)
                                                                                                             ---------
                                                                                                             ---------



(E) COMPONENTS OF FIXED MATURITIES INVESTMENTS


                                                                                                     AS OF DECEMBER 31, 1996
                                                                                                ---------------------------------
                                                                                                               GROSS UNREALIZED
                                                                                                 AMORTIZED   --------------------
                                                                                                   COST        GAINS     LOSSES
                                                                                                -----------  ---------  ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............   $     166   $      12  $      (3)
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................       1,970         161       (128)
States, municipalities and political subdivisions.............................................         373           6        (11)
International governments.....................................................................         281          12         (4)
Public utilities..............................................................................         877          12         (8)
All other corporate including international...................................................       4,656         120       (107)
All other corporate--asset-backed.............................................................       3,601          49        (59)
Short-term investments........................................................................       1,655          14        (21)
                                                                                                -----------  ---------  ---------
    Total fixed maturities....................................................................   $  13,579   $     386  $    (341)
                                                                                                -----------  ---------  ---------
                                                                                                -----------  ---------  ---------


                                                                                                     AS OF DECEMBER 31, 1995
                                                                                                ---------------------------------
                                                                                                               GROSS UNREALIZED
                                                                                                 AMORTIZED   --------------------
                                                                                                   COST        GAINS     LOSSES
                                                                                                -----------  ---------  ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............   $     502   $       4  $      (9)
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................       3,568         210       (387)
States, municipalities and political subdivisions.............................................         201           4         (3)
International governments.....................................................................         291          19         (4)
Public utilities..............................................................................         949          29         (2)
All other corporate including international...................................................       3,065          76        (55)
All other corporate--asset-backed.............................................................       5,056         187       (109)
Short-term investments........................................................................         808          --         --
                                                                                                -----------  ---------  ---------
    Total fixed maturities....................................................................   $  14,440   $     529  $    (569)
                                                                                                -----------  ---------  ---------
                                                                                                -----------  ---------  ---------


                                                                                                  FAIR
                                                                                                  VALUE
                                                                                                ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............  $     175
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................      2,003
States, municipalities and political subdivisions.............................................        368
International governments.....................................................................        289
Public utilities..............................................................................        881
All other corporate including international...................................................      4,669
All other corporate--asset-backed.............................................................      3,591
Short-term investments........................................................................      1,648
                                                                                                ---------
    Total fixed maturities....................................................................  $  13,624
                                                                                                ---------
                                                                                                ---------

                                                                                                  FAIR
                                                                                                  VALUE
                                                                                                ---------
U.S. government and government agencies and authorities (guaranteed and sponsored)............  $     497
U.S. government and government agencies and authorities (guaranteed and
 sponsored)--asset-backed.....................................................................      3,391
States, municipalities and political subdivisions.............................................        202
International governments.....................................................................        306
Public utilities..............................................................................        976
All other corporate including international...................................................      3,086
All other corporate--asset-backed.............................................................      5,134
Short-term investments........................................................................        808
                                                                                                ---------
    Total fixed maturities....................................................................  $  14,400
                                                                                                ---------
                                                                                                ---------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    The amortized cost and fair value of fixed maturities at December 31, 1996, by maturity, are shown below. Asset-backed securities, including mortgage-backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of such securities. These estimates are developed using prepayment speeds reported in broker consensus data and can be expected to vary from actual experience. Expected maturities differ from contractual maturities due to call or prepayment provisions.



         MATURITY           AMORTIZED COST  FAIR VALUE
--------------------------  --------------  -----------
One year or less..........    $    2,632     $   2,642
Over one year through five
 years....................         5,871         5,928
Over five years through
 ten years................         3,320         3,311
Over ten years............         1,756         1,743
                                 -------    -----------
    Total.................    $   13,579     $  13,624
                                 -------    -----------
                                 -------    -----------



    Sales of fixed maturities excluding short-term fixed maturities for the years ended December 31, 1996, 1995 and 1994 resulted in proceeds of $3,459, $4,848 and $5,708, respectively, resulting in gross realized capital gains of $87, $91 and $71, respectively, and gross realized capital losses (including investment writedowns) of $298, $72 and $100, respectively, not including policyholder gains and losses. Sales of equity securities for the years ended December 31, 1996, 1995 and 1994 resulted in proceeds of $74, $64 and $159, respectively, resulting in gross realized capital gains of $2, $28 and $3, respectively, and gross realized capital losses of $0, $59 and $14, respectively, not including policyholder gains and losses.



(F) CONCENTRATION OF CREDIT RISK



    As of December 31, 1996, the Company had a reinsurance recoverable of $3.8 billion from Mutual Benefit Life Assurance Corporation ("Mutual Benefit"), supported by assets in a security trust of $3.8 billion (including policy loans of $3.3 billion). The risk of Mutual Benefit becoming insolvent is mitigated by the reinsurance agreement's requirement that the assets be kept in a security trust with the Company as sole beneficiary. Excluding investments in U.S. government and agencies, the Company has no other significant concentrations of credit risk in fixed maturities.



(G) DERIVATIVE INVESTMENTS



    Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to fund product obligations hedging against indexation risks that affect the value of certain liabilities and adjusting broad investment risk characteristics when dictated by significant changes in market risks. As an end user of derivatives, the Company uses a variety of derivative financial instruments, including swaps, caps, floors, forwards and exchange traded financial futures and options in order to hedge exposure to price, foreign currency and/or interest rate risk on anticipated investment purchases or existing assets and liabilities. The notional amounts of derivative contracts represent the basis upon which pay and receive amounts are calculated and are not reflective of credit risk for derivative contracts. Credit risk for derivative contracts is limited to the amounts calculated to be due to the Company on such contracts. The Company believes it maintains prudent policies regarding the financial stability and credit standing of its major counterparties and typically requires credit enhancement provisions to further limit its credit risk. Many of these derivative contracts are bilateral agreements that are not assignable without the consent of the relevant counterparty. Notional amounts pertaining to derivative financial instruments totaled $9.9 billion and $8.8 billion at December 31, 1996 and 1995, respectively ($7.4 billion and $7.1 billion related to life insurance investments and $2.5 billion and $1.7 billion related to life insurance liabilities at December 31, 1996 and 1995, respectively).

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    The following table summarizes the Company's derivatives, segregated by major categories, as of December 31, 1996 and 1995:


                                                                             AMOUNTS HEDGED (NOTIONAL AMOUNTS) (EXCLUDING
                                                                                          LIABILITY HEDGES)
                                                                          --------------------------------------------------
                                                                                                   PURCHASED
                                                                            TOTAL    ISSUED CAPS   OPTIONS,
                                                                          CARRYING        &         CAPS &
1996                                                                        VALUE     FLOORS(C)    FLOORS(D)    FUTURES(E)
------------------------------------------------------------------------  ---------  -----------  -----------  -------------
Asset-backed securities (excluding inverse floaters and anticipatory)...  $   5,242   $     500    $   2,454     $      --
Inverse floaters(a).....................................................        352          98          856            --
Anticipatory(g).........................................................         --          --           --           132
Other bonds and notes...................................................      7,369         425          440             5
Short-term investments..................................................        661          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total fixed maturities..............................................     13,624       1,023        3,750           137
Equity securities, policy loans and other investments...................      4,011          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total investments...................................................  $  17,635   $   1,023    $   3,750     $     137
                                                                          ---------  -----------  -----------        -----
                                                                          ---------  -----------  -----------        -----
    Total derivatives-fair value(b).....................................              $     (10)   $      35     $      --
                                                                                     -----------  -----------        -----
                                                                                     -----------  -----------        -----


                                                                             AMOUNTS HEDGED (NOTIONAL AMOUNTS) (EXCLUDING
                                                                                          LIABILITY HEDGES)
                                                                          --------------------------------------------------
                                                                                                   PURCHASED
                                                                            TOTAL    ISSUED CAPS   OPTIONS,
                                                                          CARRYING        &         CAPS &
1995                                                                        VALUE     FLOORS(C)    FLOORS(D)    FUTURES(E)
------------------------------------------------------------------------  ---------  -----------  -----------  -------------
Asset-backed securities (excluding inverse floaters and anticipatory)...  $   5,764   $     118    $   3,133     $     322
Inverse floaters(a).....................................................        711         560          354             6
Anticipatory(g).........................................................         --          --           --           213
Other bonds and notes...................................................      7,118          33           66           322
Short-term investments..................................................        807          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total fixed maturities..............................................     14,400         711        3,553           863
Equity securities, policy loans and other investments...................      3,865          --           --            --
                                                                          ---------  -----------  -----------        -----
    Total investments...................................................  $  18,265   $     711    $   3,553     $     863
                                                                          ---------  -----------  -----------        -----
                                                                          ---------  -----------  -----------        -----
    Total derivatives-fair value(b).....................................              $     (32)   $      46     $      --
                                                                                     -----------  -----------        -----
                                                                                     -----------  -----------        -----


                                                                           INTEREST      FOREIGN       TOTAL
                                                                             RATE       CURRENCY     NOTIONAL
1996                                                                       SWAPS(H)     SWAPS(F)      AMOUNT
------------------------------------------------------------------------  -----------  -----------  -----------
Asset-backed securities (excluding inverse floaters and anticipatory)...   $     941    $      --    $   3,895
Inverse floaters(a).....................................................         346           --        1,300
Anticipatory(g).........................................................          --           --          132
Other bonds and notes...................................................       1,079          125        2,074
Short-term investments..................................................          --           --           --
                                                                          -----------       -----   -----------
    Total fixed maturities..............................................       2,366          125        7,401
Equity securities, policy loans and other investments...................          19           --           19
                                                                          -----------       -----   -----------
    Total investments...................................................   $   2,385    $     125    $   7,420
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------
    Total derivatives-fair value(b).....................................   $     (25)   $      (9)   $      (9)
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------

                                                                           INTEREST      FOREIGN       TOTAL
                                                                             RATE       CURRENCY     NOTIONAL
1995                                                                       SWAPS(H)     SWAPS(F)      AMOUNT
------------------------------------------------------------------------  -----------  -----------  -----------
Asset-backed securities (excluding inverse floaters and anticipatory)...   $     290    $      --    $   3,863
Inverse floaters(a).....................................................         681           --        1,601
Anticipatory(g).........................................................          25           --          238
Other bonds and notes...................................................         757          187        1,365
Short-term investments..................................................          --           --           --
                                                                          -----------       -----   -----------
    Total fixed maturities..............................................       1,753          187        7,067
Equity securities, policy loans and other investments...................          18           --           18
                                                                          -----------       -----   -----------
    Total investments...................................................   $   1,771    $     187    $   7,085
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------
    Total derivatives-fair value(b).....................................   $    (108)   $     (24)   $    (118)
                                                                          -----------       -----   -----------
                                                                          -----------       -----   -----------


------------------------

(a) Inverse floaters are variations of collateralized mortgage obligations ("CMOs") for which the coupon rates move inversely with an index rate such as LIBOR. The risk to principal is considered negligible as the underlying collateral for the securities is guaranteed or sponsored by government agencies. To address the volatility risk created by the coupon variability, the Company uses a variety of derivative instruments, primarily interest rate swaps and purchased caps and floors.


(b) The fair value of derivative instruments including swaps, caps, floors, futures, options and forward commitments, was determined using a pricing model which is validated through quarterly comparison to dealer quoted market prices, for 1996 and dealer quoted prices for 1995.


(c) The 1996 data includes issued caps of $433 with a weighted average strike rate of 8.21% (ranging from 7.0% to 9.5%) and over 93% maturing in 2000 through 2005. In addition, issued floors totaled $590, had a weighted average strike rate of 5.17% (ranging from 5.00% to 7.85%) with all of them maturing by the end of 2005. The 1995 data includes issued caps of $475 with a weighted average strike rate of 8.5% (ranging from 7.0% to 10.4%) and over 85% maturing in 2000 through 2004. In addition, issued floors totaled $236, had a weighted average strike rate of 8.1% (ranging from 5.3% to 10.9%) and mature through 2007, with 76% maturing by 2004.


(d) The 1996 data includes purchased floors of $2.4 billion and purchased caps of $1.3 billion. The floors had a weighted average strike rate of 5.84% (ranging from 3.70% to 7.85%) and over 87% mature in 1997 through 1999. The options mature in 1997. The caps had a weighted average strike rate of 7.59% (ranging from 4.40% to 10.125%) and over 76% mature in 1997 through 2001. The 1995 data includes purchased floors of $1.8 billion and purchased caps of $1.7 billion. The floors had a weighted average strike price of 5.8% (ranging from 3.7% to 6.8%) and over 85% mature in 1997 through 1999. The caps had a weighted average strike price of 7.5% (ranging from 4.5% and 10.1%) and over 82% mature in 1997 through 1999.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


(e) As of December 31, 1996 and 1995, over 39% and 95%, respectively, of the notional futures contracts, expire within one year.


(f) As of December 31, 1996 and 1995, over 42% and 25%, respectively, of the Company's foreign currency swaps, expire within one year; the balance mature over the succeeding 4 to 5 years.


(g) Deferred gains and losses on anticipatory transactions are included in the carrying value of bond investments in the Consolidated Balance Sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. At December 31, 1996, the Company had $1 million in net deferred gains for futures, interest rate swaps and purchased options. The Company expects to basis adjust $1 million of the deferred gains in 1997. At December 31, 1995, the Company had $5.3 million in net deferred gains for futures, interest rate swaps and purchased options.


(h) The following table summarizes the maturities by notional value of interest rate swaps outstanding at December 31, 1996 and 1995, and the related weighted average interest pay rate or receive rate. The variable rates represent spot rates (primarily 90 day LIBOR), as of December 31, 1996 and 1995. Such variable rates have been calculated assuming that the spot rates remain unchanged throughout the life of the interest rate swaps.


1996                                                             1997         1998         1999         2000         2001
------------------------------------------------------------  -----------  -----------  -----------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $--         $50          $125          $35         $125
    Weighted Average Pay Rate                                         --          5.7 %        5.9 %        5.5 %        5.5%
    Weighted Average Receive Rate                                     --          3.2 %         --          6.5 %        6.4%
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $86          $25         $486          $74         $582
    Weighted Average Pay Rate                                        7.5 %         --          6.4 %        6.7 %        7.0%
    Weighted Average Receive Rate                                    5.6 %         --          5.6 %        5.7 %        6.2%
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $19          $15          $--         $200          $--
    Weighted Average Pay Rate                                        5.9 %        5.7 %         --          6.4 %         --
    Weighted Average Receive Rate                                    3.7 %        5.5 %         --          5.0 %         --
    Total Interest Rate Swaps                                       $105          $90         $611         $309         $707
    Total Weighted Average Pay Rate                                  7.2 %        5.7 %        6.3 %        6.4 %        6.7%
    Total Weighted Average Receive Rate                              5.2 %        3.8 %        4.3 %        5.4 %        6.3%


1995                                                             1996         1997         1998         1999         2000
------------------------------------------------------------  -----------  -----------  -----------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                  $15           $50          $--         $453          $31
    Weighted Average Pay Rate                                        5.0 %        7.2 %         --          8.1 %        7.1%
    Weighted Average Receive Rate                                    5.8 %        5.9 %         --          5.8 %        5.7%
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                  $100          $68          $25          $25          $35
    Weighted Average Pay Rate                                        5.9 %        8.6 %        5.9 %         --          5.9%
    Weighted Average Receive Rate                                    2.4 %        7.9 %        4.0 %         --          6.5%
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $50          $18          $36          $12         $200
    Weighted Average Pay Rate                                        5.8 %         --          3.7 %        3.5 %        4.5%
    Weighted Average Receive Rate                                    5.4 %         --          5.6 %        5.2 %        6.8%
    Total Interest Rate Swaps                                       $165         $136          $61         $490         $266
    Total Weighted Average Pay Rate                                  5.8 %        7.8 %        4.6 %        7.6 %        5.0%
    Total Weighted Average Receive Rate                              3.6 %        7.2 %        4.9 %        5.4 %        6.6%

                                                                                            LATEST
1996                                                           THEREAFTER       TOTAL      MATURITY
------------------------------------------------------------  -------------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $170          $505         2003
    Weighted Average Pay Rate                                         5.7  %        5.7 %
    Weighted Average Receive Rate                                     6.9  %        4.7 %
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $349        $1,602         2007
    Weighted Average Pay Rate                                         6.9  %        6.8 %
    Weighted Average Receive Rate                                     5.9  %        5.9 %
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                    $44          $278         2003
    Weighted Average Pay Rate                                        12.9  %        7.4 %
    Weighted Average Receive Rate                                     6.4  %        5.2 %
    Total Interest Rate Swaps                                        $563        $2,385         2007
    Total Weighted Average Pay Rate                                   7.0  %        6.6 %
    Total Weighted Average Receive Rate                               6.3  %        5.5 %
                                                                                            LATEST
1995                                                           THEREAFTER       TOTAL      MATURITY
------------------------------------------------------------  -------------  -----------  -----------
  PAY FIXED/RECEIVE VARIABLE
    Notional Value                                                   $229          $778         2004
    Weighted Average Pay Rate                                         7.8  %        7.8 %
    Weighted Average Receive Rate                                     5.9  %        5.9 %
  PAY VARIABLE/RECEIVE FIXED
    Notional Value                                                   $190          $443         2007
    Weighted Average Pay Rate                                         5.4  %        5.4 %
    Weighted Average Receive Rate                                     6.9  %        6.9 %
  PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
    Notional Value                                                   $234          $550         2004
    Weighted Average Pay Rate                                        16.3  %        5.7 %
    Weighted Average Receive Rate                                     5.9  %        6.4 %
    Total Interest Rate Swaps                                        $653        $1,771         2007
    Total Weighted Average Pay Rate                                   7.3  %        6.9 %
    Total Weighted Average Receive Rate                               6.3  %        5.8 %



    In addition, interest rate sensitivity related to certain Company insurance liabilities was altered primarily through interest rate swap agreements. The notional amount of the liability agreements in which the Company generally pays one variable rate in exchange for another was $2.4 billion and $1.7 billion at December 31, 1996 and 1995, respectively. As of December 31, 1996, the weighted average pay rate was 5.6% and the weighted average receive rate was 6.5%. These agreements mature at various times through 2001.

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    A reconciliation between notional amounts at December 31, 1995 and 1996 by derivative type and strategy is as follows:


                                                                                        BY DERIVATIVE TYPE
                                                                           ---------------------------------------------
                                                                               12/31/95                     MATURITIES/
                                                                            NOTIONAL AMOUNT    ADDITIONS   TERMINATIONS
                                                                           -----------------  -----------  -------------
Caps.....................................................................      $   2,184       $   1,286     $   1,715
Floors...................................................................          2,180           2,053         1,065
Options..................................................................             --              10            --
Swaps/Forwards...........................................................          3,566           3,989         2,694
Futures..................................................................            863           2,092         2,818
                                                                                  ------      -----------       ------
    Total................................................................      $   8,793       $   9,430     $   8,292
                                                                                  ------      -----------       ------
                                                                                  ------      -----------       ------


                                                                                            BY STRATEGY
                                                                           ---------------------------------------------
                                                                               12/31/95                     MATURITIES/
                                                                            NOTIONAL AMOUNT    ADDITIONS   TERMINATIONS
                                                                           -----------------  -----------  -------------
Liability................................................................      $   1,708       $   1,940     $   1,137
Anticipatory.............................................................            238             516           622
Asset....................................................................          2,984           1,265         2,137
Portfolio................................................................          3,863           5,709         4,396
                                                                                  ------      -----------       ------
    Total................................................................      $   8,793       $   9,430     $   8,292
                                                                                  ------      -----------       ------
                                                                                  ------      -----------       ------


                                                                               12/31/96
                                                                            NOTIONAL AMOUNT
                                                                           -----------------
Caps.....................................................................      $   1,755
Floors...................................................................          3,168
Options..................................................................             10
Swaps/Forwards...........................................................          4,861
Futures..................................................................            137
                                                                                  ------
    Total................................................................      $   9,931
                                                                                  ------
                                                                                  ------

                                                                               12/31/96
                                                                            NOTIONAL AMOUNT
                                                                           -----------------
Liability................................................................      $   2,511
Anticipatory.............................................................            132
Asset....................................................................          2,112
Portfolio................................................................          5,176
                                                                                  ------
    Total................................................................      $   9,931
                                                                                  ------
                                                                                  ------



(H) FAIR VALUE OF FINANCIAL INSTRUMENTS



                                                                                  AS OF DECEMBER 31,    AS OF DECEMBER 31,
                                                                                         1996                  1995
                                                                                 --------------------  --------------------
                                                                                 CARRYING     FAIR     CARRYING     FAIR
                                                                                  AMOUNT      VALUE     AMOUNT      VALUE
                                                                                 ---------  ---------  ---------  ---------
ASSETS
  Fixed maturities.............................................................  $  13,624  $  13,624  $  14,400  $  14,400
  Equity securities............................................................        119        119         63         63
  Policy loans.................................................................      3,836      3,836      3,381      3,381
  Mortgage loans...............................................................          2          2        265        265
  Investments in partnerships and trust........................................         48         48         94         97
  Other........................................................................          6         56         62         62
LIABILITIES
  Other policy benefits........................................................  $  11,707  $  11,469  $  12,727  $  12,767



    The following methods and assumptions were used to estimate the fair value of each class of financial instrument: fair value for fixed maturities and equity securities approximate those quotations published by applicable stock exchanges or received from other reliable sources; policy and mortgage loan carrying amounts approximate fair value; investments in partnerships and trusts are based on external market valuations from partnership and trust managements; fair value of derivative instruments, including swaps, caps, floors, futures, and forward commitments, is determined by using a pricing model which is validated through quarterly comparison to dealer quoted market prices; and other policy benefits payable for investment type contracts are determined by estimating future cash flows discounted at the year end market rate.



---------------------------------------------------

 4. INCOME TAX


    Hartford Life and The Hartford have entered into a tax sharing agreement under which each member, including the Company, in the consolidated U.S. federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by Hartford Life for the Company, subject to certain adjustments, generally will be determined as though the Company were to file separate federal, state and local income tax returns.



    As long as The Hartford continues to beneficially own, directly or indirectly, at least 80% of the combined voting power and 80% of the value of the outstanding capital stock of Hartford Life, the Company will be included for federal income tax purposes in the consolidated group of which The Hartford is the common parent. It is the current intention of The Hartford and its subsidiaries to continue to file a consolidated federal income tax return. The Company will continue to remit to (receive from) The Hartford a current income tax provision (benefit) computed in accordance with such tax sharing agreement. The Company's effective tax rate was 35%, 32% and 32% in 1996, 1995 and 1994, respectively.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


    Income tax expense was as follows:



                                        FOR THE YEARS ENDED DECEMBER
                                                     31,
                                       -------------------------------
                                         1996       1995       1994
                                       ---------  ---------  ---------
 Current.............................  $     122  $     211  $     185
  Deferred...........................       (102)      (149)      (120)
                                       ---------  ---------  ---------
    Total............................  $      20  $      62  $      65
                                       ---------  ---------  ---------
                                       ---------  ---------  ---------



    A reconciliation of the tax provision at the U.S. federal statutory rate to the provision for income taxes was as follows:



                                        FOR THE YEARS ENDED DECEMBER
                                                     31,
                                       -------------------------------
                                         1996       1995       1994
                                       ---------  ---------  ---------
 Tax provision at U.S. statutory
  rate...............................  $      20  $      67  $      71
  Tax-exempt income..................         --         (3)        (3)
  Foreign tax credit.................         --         (4)        (1)
  Other..............................         --          2         (2)
                                       ---------  ---------  ---------
    Total............................  $      20  $      62  $      65
                                       ---------  ---------  ---------
                                       ---------  ---------  ---------



    Income taxes paid were $189, $162 and $244 in 1996, 1995 and 1994, respectively. The current tax refund due from The Hartford to the Company was $72 and $8 as of December 31, 1996 and 1995, respectively.



    Deferred tax assets (liabilities) included the following:



                                                       AS OF
                                                    DECEMBER 31,
                                                --------------------
                                                  1996       1995
                                                ---------  ---------
Tax return deferred acquisition costs.........  $     514  $     410
Financial statement deferred acquisition costs
 and reserves.................................       (242)       138
Employee benefits.............................          8          8
Unrealized (gain) loss on investments.........        (16)        32
Investments and other.........................        210       (168)
                                                ---------  ---------
    Total.....................................  $     474  $     420
                                                ---------  ---------
                                                ---------  ---------



    Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In such circumstances, the deferred income was accumulated in a "Policyholders' Surplus Account" and will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on this deferred income. The balance for tax return purposes of the Policyholders' Surplus Account as of December 31, 1996 was $37.



---------------------------------------------------

 5. REINSURANCE


    The Company cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve the Company of its primary liability. The Company also assumes insurance from other insurers.



    Life insurance net retained premiums were comprised of the following:



                                         YEAR ENDED DECEMBER 31,
                                     -------------------------------
                                       1996       1995       1994
                                     ---------  ---------  ---------
Gross premiums.....................  $   1,834  $   1,545  $   1,316
Insurance assumed..................        173        591        299
Insurance ceded....................       (302)      (649)      (515)
                                     ---------  ---------  ---------
    Total..........................  $   1,705  $   1,487  $   1,100
                                     ---------  ---------  ---------
                                     ---------  ---------  ---------



    Life reinsurance recoveries, which reduced death and other benefits, for the years ended December 31, 1996, 1995 and 1994 approximated $140, $220 and $164, respectively.



    In December 1994, the Company ceded to a third party $1.0 billion in individual fixed and variable annuities on a modified coinsurance basis. In December 1995, the Company ceded approximately $1.2 billion in individual variable annuities on a modified coinsurance basis to a third party. These transactions did not have a material impact on consolidated net income.



    In May 1994, the Company assumed the life insurance policies and the individual annuities of Pacific Standard with reserves and account values of approximately $434 million. The Company received cash and investment grade assets to support the life insurance and individual annuity contract obligations assumed.



---------------------------------------------------

 6.PENSION PLANS AND OTHER POSTRETIREMENT
   BENEFITS


    The Company's employees are included in Hartford Fire's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of the Company's group pension contracts. The cost to the Company was approximately $5, $2 and $2 in 1996, 1995 and 1994, respectively.



    The Company also provides, through Hartford Fire, certain health care and life insurance benefits for eligible retired employees. A substantial portion of the Company's employees may become eligible for these benefits upon retirement. The Company's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average Company contributions. The Company has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis.

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


Postretirement health care and life insurance benefits expense, allocated by The Hartford, was immaterial for 1996, 1995 and 1994, respectively.



    The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 9.3% for 1996, decreasing ratably to 6.0% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of the covered employees.



---------------------------------------------------

 7. BUSINESS SEGMENT INFORMATION


    The Company sells financial products such as fixed and variable annuities, retirement plan services, and life insurance on both an individual and a group basis. The Company divides its core businesses into three segments: Investment Products, Individual Life Insurance and Employee Benefits. In addition, the Company also maintains a corporate operation and also classifies certain of its business as Runoff operations. The Investment Products segment offers individual variable annuities and fixed market value adjusted annuities, deferred compensation and retirement plan services, mutual funds, investment management services and other financial products. The Individual Life Insurance segment sells a variety of individual life insurance products, including variable life, universal life, and interest-sensitive whole life policies. The Employee Benefits segment sells corporate owned life insurance. Through its corporate operation, the Company reports net investment income on assets representing surplus not assigned to any of its business segments and certain other revenues and expenses not specifically allocable to any of its business segments. The Company's Runoff operations are comprised of Closed Book GRC. With the exception of Closed Book GRC, net realized capital gains and losses are recognized in the period of realization but are allocated to the segments utilizing durations of the segment portfolios.


                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
REVENUES
  Investment Products...............  $   1,013  $     759  $     594
  Individual Life Insurance.........        440        383        375
  Employee Benefits.................      1,366      1,273        919
  Corporate Operations..............         81         52         30
  Runoff Operations.................        (11)       337        481
                                      ---------  ---------  ---------
    Total Revenues..................  $   2,889  $   2,804  $   2,399
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------


                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
INCOME BEFORE INCOME TAX EXPENSE
  Investment Products...............  $     230  $     172  $     127
  Individual Life Insurance.........         68         56         39
  Employee Benefits.................         43         37         27
  Corporate Operations..............         65         16          8
  Runoff Operations.................       (348)       (90)         2
                                      ---------  ---------  ---------
    Income Before Income Tax
     Expense........................  $      58  $     191  $     203
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------

                                          YEAR ENDED DECEMBER 31,
                                      -------------------------------
                                        1996       1995       1994
                                      ---------  ---------  ---------
ASSETS
  Investment Products...............  $  53,743  $  40,624  $  29,115
  Individual Life Insurance.........      3,753      3,173      2,808
  Employee Benefits.................     14,515     13,494      7,847
  Corporate Operations..............      1,891      1,729        822
  Runoff Operations.................      3,667      5,177      7,257
                                      ---------  ---------  ---------
    Total Assets....................  $  77,569  $  64,197  $  47,849
                                      ---------  ---------  ---------
                                      ---------  ---------  ---------



---------------------------------------------------

 8. STATUTORY NET INCOME AND SURPLUS


    A significant percentage of the consolidated statutory surplus is permanently reinvested or is subject to various state regulatory restrictions which limit the payment of dividends without prior approval. The total amount of statutory dividends which may be paid by the insurance subsidiaries of the Company in 1997, without prior approval, is estimated to be $121 million. Statutory net income and surplus as of and for the years ended December 31 were:



                              1996       1995       1994
                            ---------  ---------  ---------
Statutory net income......  $     144  $     112  $      58
Statutory surplus.........  $   1,207  $   1,125  $     941



    The insurance subsidiaries of the Company prepare their statutory financial statements in accordance with accounting practices prescribed by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules.



---------------------------------------------------

 9. SEPARATE ACCOUNTS


    The Company maintained separate account assets and liabilities totaling $49.7 billion and $36.3 billion at December 31, 1996 and 1995, respectively, which are reported at fair value. Separate account assets are segregated from other investments, and investment income and gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $39.4 billion and $25.9 billion at December 31, 1996 and 1995, respectively, wherein the policyholder assumes the investment risk, and

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


guaranteed separate account assets totaling $10.3 billion at December 31, 1996 and 1995, wherein the Company contractually guarantees either a minimum return or account value to the policyholder. Included in the non-guaranteed category are policy loans totaling $2.0 billion and $1.7 billion at December 31, 1996 and 1995, respectively. Investment income (including investment gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income. Separate account management fees, net of minimum guarantees, were $538, $387 and $256 in 1996, 1995 and 1994, respectively.



    The guaranteed separate accounts include modified guaranteed individual annuity and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.53% at December 31, 1996. The assets that support these liabilities were comprised of $10.2 billion in fixed maturities at December 31, 1996. The portfolios are segregated from other investments and are managed so as to minimize liquidity and interest rate risk. To minimize the risk of disintermediation associated with early withdrawals, individual annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $0.1 billion in carrying value and $2.4 billion in notional amounts at December 31, 1996.



---------------------------------------------------

 10. COMMITMENTS AND CONTINGENCIES


    Under insurance guaranty fund laws existing in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. A large part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's insurance subsidiaries' premium taxes. The Company paid guaranty fund assessments of approximately $11, $10 and $8 in 1996, 1995 and 1994, respectively, of which $5, $6 and $4 were estimated to be creditable against premium taxes.



    The Company is a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management, the resolution of these matters is not expected to have a material adverse effect on the Company's business, financial position, or results of operations.



    The rent paid to Hartford Fire for the space occupied by the Company was $3 in 1996, 1995, and 1994. The Company expects to pay annual rent of $7 in 1997, 1998, and 1999, respectively, $12 in 2000 and 2001, and $96 thereafter, over the remaining term of the sublease, which expires on December 31, 2009. Rental expense is recognized on a level basis over the term of the sublease and amounted to approximately $8 in 1996, 1995 and 1994.



---------------------------------------------------

 11. SUBSEQUENT EVENTS


    On February 10, 1997, Hartford Life filed a registration statement with the Securities and Exchange Commission relating to the U.S. and international offerings of shares of Class A common stock (the "Equity Offerings") representing up to 20% ownership of Hartford Life. After completion of the Equity Offerings, The Hartford would own all of the shares of Class B Common Stock (after reclassification of Hartford Life's common stock into Class B Common Stock prior to March 31, 1997). Hartford Life intends to use the estimated net proceeds of the Equity Offerings to make a capital contribution to its insurance subsidiaries, to reduce its third-party indebtedness and for other general corporate purposes.



    The Hartford has advised the Company that its current intent is to continue to beneficially own at least 80% of Hartford Life, but it is under no contractual obligation to do so, except for a limited period. Provided that The Hartford continues to beneficially own at least 80% of the combined voting power or the value of the outstanding capital stock of Hartford Life, Hartford Life will be included for federal income tax purposes in the controlled group of which The Hartford is the common parent. Each member of a controlled group is jointly and severally liable for pension funding and pension termination liabilities of each other member of the controlled group, as well as certain benefit plan taxes. Accordingly, the Company could be liable for pension funding, pension termination liabilities and certain other pension related excise taxes as well as other taxes of another member of The Hartford controlled group in the event any such liability is incurred, and not discharged, by such other member.



    In connection with the proposed Equity Offerings, Hartford Life plans to enter into formal agreements, including a master intercompany agreement, investment management agreements and a new tax sharing agreement, with The Hartford covering such matters as corporate services, approval of certain corporate activities, registration rights, owned and leased space, allocation of expenses, taxes and liabilities, investment advisory services, use of trademarks and certain other corporate matters. As part of the master intercompany agreement, Hartford Life would agree to remit to The Hartford 30% of any shared liabilities for which The Hartford is responsible in respect of the ITT Spin-off, 30% of any taxes which may be assessed to The

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


Hartford relating to the ITT Spin-off and will indemnify The Hartford for certain other tax liabilities. As of December 31, 1996 there was no known liability associated with the ITT Spin-off. Such agreements are meant to maintain the relationship between Hartford Life and The Hartford in a manner consistent in all material respects with past practice. As a result, management believes these agreements should not have a material impact on the results of operations of the Company.



    In addition, under insurance company holding laws, agreements between Hartford Life's insurance subsidiaries and The Hartford must be fair and reasonable and may be subject to the approval of applicable insurance commissioners. The agreements will be intended to maintain the relationship between Hartford Life and The Hartford in a manner generally consistent with past practices. However, none of these arrangements will result from arm's-length negotiations and, therefore, the prices charged to Hartford Life and its subsidiaries for services provided under these arrangements may be higher or lower than prices that may be charged by third parties.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
  SCHEDULE I -- SUMMARY OF INVESTMENTS (OTHER THAN INVESTMENTS IN AFFILIATES)
                            AS OF DECEMBER 31, 1996
                                 (IN MILLIONS)

                                                                                                               ESTIMATED
                                                                                                                 FAIR
TYPE OF INVESTMENT                                                                                   COST        VALUE
-------------------------------------------------------------------------------------------------  ---------  -----------
Fixed Maturities
Bonds and Notes
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)........................................................................  $     166   $     175
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)--asset-backed..........................................................      1,970       2,003
States, municipalities and political subdivisions................................................        373         368
International governments........................................................................        281         289
Public utilities.................................................................................        877         881
All other corporate including international......................................................      4,656       4,669
All other corporate--asset-backed................................................................      3,601       3,591
Short-term investments...........................................................................      1,655       1,648
                                                                                                   ---------  -----------
Total Fixed Maturities...........................................................................  $  13,579   $  13,624
Equity Securities
Common Stocks--industrial, miscellaneous, and all other..........................................        110         119
Total Fixed Maturities and Equity Securities.....................................................  $  13,689   $  13,743
Other Investments
Policy Loans.....................................................................................      3,836       3,836
Mortgage Loans...................................................................................          2           2
Investments in partnerships and trusts...........................................................         48          48
Futures, options, and miscellaneous..............................................................          6          56
Total Other Investments..........................................................................      3,892       3,942
                                                                                                   ---------  -----------
Total Investments................................................................................  $  17,581   $  17,685
                                                                                                   ---------  -----------
                                                                                                   ---------  -----------

                                                                                                     AMOUNT AT
                                                                                                    WHICH SHOWN
                                                                                                        ON
TYPE OF INVESTMENT                                                                                 BALANCE SHEET
-------------------------------------------------------------------------------------------------  -------------
Fixed Maturities
Bonds and Notes
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)........................................................................   $       175
  U.S. Government and government agencies and authorities
   (guaranteed sponsored)--asset-backed..........................................................         2,003
States, municipalities and political subdivisions................................................           368
International governments........................................................................           289
Public utilities.................................................................................           881
All other corporate including international......................................................         4,669
All other corporate--asset-backed................................................................         3,591
Short-term investments...........................................................................         1,648
                                                                                                   -------------
Total Fixed Maturities...........................................................................   $    13,624
Equity Securities
Common Stocks--industrial, miscellaneous, and all other..........................................           119
Total Fixed Maturities and Equity Securities.....................................................   $    13,743
Other Investments
Policy Loans.....................................................................................         3,836
Mortgage Loans...................................................................................             2
Investments in partnerships and trusts...........................................................            48
Futures, options, and miscellaneous..............................................................             6
Total Other Investments..........................................................................         3,892
                                                                                                   -------------
Total Investments................................................................................   $    17,635
                                                                                                   -------------
                                                                                                   -------------



    Note: The fair values for short-term investments approximate cost.

                                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN MILLIONS)

                                                                                        FUTURE POLICY
                                                                                      BENEFITS, UNPAID     OTHER POLICY
                                                                                         CLAIMS AND         CLAIMS AND
                                                                   DEFERRED POLICY    CLAIM ADJUSTMENT       BENEFITS
SEGMENT                                                           ACQUISITION COSTS       EXPENSES            PAYABLE
----------------------------------------------------------------  -----------------  -------------------  ---------------
1996
Investment Products.............................................      $   2,030           $   1,554          $   6,599
Individual Life Insurance.......................................            730                 346              2,160
Employee Benefits...............................................             --                 381              9,834
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  --              3,541
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   2,760           $   2,281          $  22,134
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1995
Investment Products.............................................      $   1,561           $   1,314          $   6,204
Individual Life Insurance.......................................            615                 706              1,932
Employee Benefits...............................................             12                 325              9,285
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  28              5,177
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   2,188           $   2,373          $  22,598
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1994
Investment Products.............................................      $   1,244           $     895          $   4,617
Individual Life Insurance.......................................            565                 582              2,543
Employee Benefits...............................................             --                 369              6,911
Corporate Operations............................................             --                  --                 --
Runoff Operations...............................................             --                  44              7,257
                                                                         ------              ------            -------
Consolidated Operations.........................................      $   1,809           $   1,890          $  21,328
                                                                         ------              ------            -------
                                                                         ------              ------            -------


                                                                                      BENEFITS CLAIMS,    AMORTIZATION OF
                                                                    NET REALIZED          AND CLAIM       DEFERRED POLICY
                                                                  CAPITAL (LOSSES)       ADJUSTMENT         ACQUISITION
SEGMENT                                                                 GAINS             EXPENSES             COSTS
----------------------------------------------------------------  -----------------  -------------------  ---------------
1996
Investment Products.............................................      $      --           $     451          $     175
Individual Life Insurance.......................................             --                 245                 59
Employee Benefits...............................................             --                 546                 --
Corporate Operations............................................              6                  --                 --
Runoff Operations...............................................           (219)                293                 --
                                                                         ------              ------            -------
Consolidated Operations.........................................      $    (213)          $   1,535          $     234
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1995
Investment Products.............................................      $      --           $     349          $     117
Individual Life Insurance.......................................             --                 127                 70
Employee Benefits...............................................             --                 496                 --
Corporate Operations............................................            (11)                 33                 --
Runoff Operations...............................................             --                 417                 12
                                                                         ------              ------            -------
Consolidated Operations.........................................      $     (11)          $   1,422          $     199
                                                                         ------              ------            -------
                                                                         ------              ------            -------

1994
Investment Products.............................................      $      --           $     383          $      90
Individual Life Insurance.......................................             --                 179                 51
Employee Benefits...............................................             --                 376                 --
Corporate Operations............................................              7                  --                 --
Runoff Operations...............................................             --                 467                  4
                                                                         ------              ------            -------
Consolidated Operations.........................................      $       7           $   1,405          $     145
                                                                         ------              ------            -------
                                                                         ------              ------            -------


                                                                   PREMIUMS AND        NET
                                                                       OTHER       INVESTMENT
SEGMENT                                                           CONSIDERATIONS     INCOME
----------------------------------------------------------------  ---------------  -----------
1996
Investment Products.............................................     $     536      $     477
Individual Life Insurance.......................................           287            153
Employee Benefits...............................................           881            485
Corporate Operations............................................            --             75
Runoff Operations...............................................             1            207
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,705      $   1,397
                                                                        ------     -----------
                                                                        ------     -----------
1995
Investment Products.............................................     $     319      $     436
Individual Life Insurance.......................................           246            137
Employee Benefits...............................................           922            351
Corporate Operations............................................            --             67
Runoff Operations...............................................            --            337
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,487      $   1,328
                                                                        ------     -----------
                                                                        ------     -----------
1994
Investment Products.............................................     $     263      $     330
Individual Life Insurance.......................................           268            108
Employee Benefits...............................................           569            350
Corporate Operations............................................            --             23
Runoff Operations...............................................            --            481
                                                                        ------     -----------
Consolidated Operations.........................................     $   1,100      $   1,292
                                                                        ------     -----------
                                                                        ------     -----------

                                                                   DIVIDENDS TO       OTHER
SEGMENT                                                            POLICYHOLDERS    EXPENSES
----------------------------------------------------------------  ---------------  -----------
1996
Investment Products.............................................     $      --      $     156
Individual Life Insurance.......................................            --             68
Employee Benefits...............................................           635            143
Corporate Operations............................................            --             16
Runoff Operations...............................................            --             44
                                                                        ------     -----------
Consolidated Operations.........................................     $     635      $     427
                                                                        ------     -----------
                                                                        ------     -----------
1995
Investment Products.............................................     $      --      $     115
Individual Life Insurance.......................................            --             55
Employee Benefits...............................................           675            138
Corporate Operations............................................            --             11
Runoff Operations...............................................            --             (2)
                                                                        ------     -----------
Consolidated Operations.........................................     $     675      $     317
                                                                        ------     -----------
                                                                        ------     -----------
1994
Investment Products.............................................     $      --      $     (31)
Individual Life Insurance.......................................            --            107
Employee Benefits...............................................           419            100
Corporate Operations............................................            --             43
Runoff Operations...............................................            --              8
                                                                        ------     -----------
Consolidated Operations.........................................     $     419      $     227
                                                                        ------     -----------
                                                                        ------     -----------

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           SCHEDULE IV -- REINSURANCE
                                 (IN MILLIONS)

                                                          GROSS         CEDED TO        ASSUMED FROM       NET
                                                          AMOUNT    OTHER COMPANIES   OTHER COMPANIES     AMOUNT
                                                        ----------  ----------------  ----------------  ----------
Year Ended December 31, 1996
Life Insurance in Force...............................  $  177,094    $    106,146       $   31,957     $  102,905
                                                        ----------        --------          -------     ----------
Insurance Revenues
  Life Insurance and Annuities........................  $    1,801    $        298       $      169     $    1,672
  Accident and Health Insurance.......................          33               4                4             33
                                                        ----------        --------          -------     ----------
Total.................................................  $    1,834    $        302       $      173     $    1,705
                                                        ----------        --------          -------     ----------
                                                        ----------        --------          -------     ----------
For the Year Ended December 31, 1995
Life Insurance in Force...............................  $  182,716    $    112,774       $   26,996     $   96,938
                                                        ----------        --------          -------     ----------
Insurance Revenues
  Life Insurance and Annuities........................  $    1,232    $        325       $      574     $    1,481
  Accident and Health Insurance.......................         313             324               17              6
                                                        ----------        --------          -------     ----------
Total.................................................  $    1,545    $        649       $      591     $    1,487
                                                        ----------        --------          -------     ----------
                                                        ----------        --------          -------     ----------
For the Year Ended December 31, 1994
Life Insurance in Force...............................  $  136,929    $     87,553       $   35,016     $   84,392
                                                        ----------        --------          -------     ----------
Insurance Revenues
  Life Insurance and Annuities........................  $    1,008    $        211       $      294     $    1,091
  Accident and Health Insurance.......................         308             304                5              9
                                                        ----------        --------          -------     ----------
Total.................................................  $    1,316    $        515       $      299     $    1,100
                                                        ----------        --------          -------     ----------
                                                        ----------        --------          -------     ----------

                                                          PERCENTAGE OF
                                                         AMOUNT ASSUMED
                                                             TO NET
                                                        -----------------
Year Ended December 31, 1996
Life Insurance in Force...............................          31.1%
Insurance Revenues
  Life Insurance and Annuities........................          10.1%
  Accident and Health Insurance.......................          12.1%
Total.................................................          10.1%
For the Year Ended December 31, 1995
Life Insurance in Force...............................          27.8%
Insurance Revenues
  Life Insurance and Annuities........................          38.8%
  Accident and Health Insurance.......................         283.3%
Total.................................................          39.7%
For the Year Ended December 31, 1994
Life Insurance in Force...............................          41.5%
Insurance Revenues
  Life Insurance and Annuities........................          26.9%
  Accident and Health Insurance.......................          55.6%
Total.................................................          27.2%

   HARTFORD LIFE INSURANCE COMPANY
   SEPARATE ACCOUNT TWO

                   [STAG]

 SEPARATE ACCOUNT TWO
--------------------------------------------------------------------------------
 HARTFORD LIFE INSURANCE COMPANY
 STATEMENT OF ASSETS AND LIABILITIES
 JUNE 30, 1997 (UNAUDITED)

                                                            MONEY
                            BOND FUND      STOCK FUND    MARKET FUND   ADVISERS FUND
                           SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                           ------------  --------------  ------------  --------------
ASSETS:
Investments:
  Hartford Bond Fund,
    Inc.
    Shares                           217,428,760
    Cost                          $ 221,257,731
    Market Value.........  $220,277,511        --            --             --
  Hartford Stock Fund,
    Inc.
    Shares                           360,511,041
    Cost                          $1,095,089,340
    Market Value.........       --       $1,727,199,388      --             --
  HVA Money Market Fund,
    Inc.
    Shares                           280,864,766
    Cost                          $ 280,864,766
    Market Value.........       --             --        $280,864,766       --
  Hartford Advisers Fund,
    Inc.
    Shares                         1,439,652,483
    Cost                          $2,459,139,610
    Market Value.........       --             --            --        $3,438,998,662
  Hartford Capital
    Appreciation Fund,
    Inc.
    Shares                           397,889,201
    Cost                          $1,178,316,710
    Market Value.........       --             --            --             --
  Hartford Mortgage
    Securities Fund, Inc.
    Shares                           181,339,786
    Cost                          $ 195,501,188
    Market Value.........       --             --            --             --
  Hartford Index Fund,
    Inc.
    Shares                           138,137,660
    Cost                          $ 249,632,280
    Market Value.........       --             --            --             --
  Hartford International
    Opportunities Fund,
    Inc.
    Shares                           314,608,569
    Cost                          $ 366,204,454
    Market Value.........       --             --            --             --
  Hartford Dividend and
    Growth Fund, Inc.
    Shares                           286,270,239
    Cost                          $ 393,365,481
    Market Value.........       --             --            --             --
  Hartford International
    Advisers Fund, Inc.
    Shares                            38,845,852
    Cost                          $  44,310,166
    Market Value.........       --             --            --             --
  Hartford Small Company
    Fund, Inc.
    Shares                            29,408,756
    Cost                          $  31,218,685
    Market Value.........       --             --            --             --
  Due from Hartford Life
    Insurance Company....        50,337       1,115,575      231,455         727,173
  Receivable from fund
    shares sold..........       119,456         209,028    2,535,392         131,002
                           ------------  --------------  ------------  --------------
  Total Assets...........   220,447,304   1,728,523,991  283,631,613   3,439,856,837
                           ------------  --------------  ------------  --------------
LIABILITIES
  Due to Hartford Life
    Insurance Company....       119,428         208,724    2,530,346         130,886
  Payable for fund shares
    purchased............        50,138       1,113,974      231,370         726,479
                           ------------  --------------  ------------  --------------
  Total Liabilities......       169,566       1,322,698    2,761,716         857,365
                           ------------  --------------  ------------  --------------
  Net Assets (variable
    annuity contract
    liabilities).........  $220,277,738  $1,727,201,293  $280,869,897  $3,438,999,472
                           ------------  --------------  ------------  --------------
                           ------------  --------------  ------------  --------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                CAPITAL          MORTGAGE                     INTERNATIONAL     DIVIDEND AND  INTERNATIONAL
                           APPRECIATION FUND  SECURITIES FUND   INDEX FUND  OPPORTUNITIES FUND  GROWTH FUND   ADVISERS FUND
                              SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT
                           -----------------  ---------------  ------------ ------------------  ------------  -------------
ASSETS:
Investments:
  Hartford Bond Fund,
    Inc.
    Shares                           217,428,760
    Cost                          $ 221,257,731
    Market Value.........        --                --               --            --                --             --
  Hartford Stock Fund,
    Inc.
    Shares                           360,511,041
    Cost                          $1,095,089,340
    Market Value.........        --                --               --            --                --             --
  HVA Money Market Fund,
    Inc.
    Shares                           280,864,766
    Cost                          $ 280,864,766
    Market Value.........        --                --               --            --                --             --
  Hartford Advisers Fund,
    Inc.
    Shares                         1,439,652,483
    Cost                          $2,459,139,610
    Market Value.........        --                --               --            --                --             --
  Hartford Capital
    Appreciation Fund,
    Inc.
    Shares                           397,889,201
    Cost                          $1,178,316,710
    Market Value.........   $1,648,278,297         --               --            --                --             --
  Hartford Mortgage
    Securities Fund, Inc.
    Shares                           181,339,786
    Cost                          $ 195,501,188
    Market Value.........        --            $193,970,646         --            --                --             --
  Hartford Index Fund,
    Inc.
    Shares                           138,137,660
    Cost                          $ 249,632,280
    Market Value.........        --                --          $363,305,496       --                --             --
  Hartford International
    Opportunities Fund,
    Inc.
    Shares                           314,608,569
    Cost                          $ 366,204,454
    Market Value.........        --                --               --         $451,300,645         --             --
  Hartford Dividend and
    Growth Fund, Inc.
    Shares                           286,270,239
    Cost                          $ 393,365,481
    Market Value.........        --                --               --            --            $511,635,053       --
  Hartford International
    Advisers Fund, Inc.
    Shares                            38,845,852
    Cost                          $  44,310,166
    Market Value.........        --                --               --            --                --         $46,699,668
  Hartford Small Company
    Fund, Inc.
    Shares                            29,408,756
    Cost                          $  31,218,685
    Market Value.........        --                --               --            --                --             --
  Due from Hartford Life
    Insurance Company....        2,502,290            8,476         383,101             471       1,225,901        217,616
  Receivable from fund
    shares sold..........            1,715          141,113           3,680         163,361             173             17
                           -----------------  ---------------  ------------ ------------------  ------------  -------------
  Total Assets...........    1,650,782,302      194,120,235     363,692,277     451,464,477     512,861,127     46,917,301
                           -----------------  ---------------  ------------ ------------------  ------------  -------------
LIABILITIES
  Due to Hartford Life
    Insurance Company....            1,715          136,900           3,594         163,115             145             16
  Payable for fund shares
    purchased............        2,500,799            8,477         383,149             471       1,225,670        217,630
                           -----------------  ---------------  ------------ ------------------  ------------  -------------
  Total Liabilities......        2,502,514          145,377         386,743         163,586       1,225,815        217,646
                           -----------------  ---------------  ------------ ------------------  ------------  -------------
  Net Assets (variable
    annuity contract
    liabilities).........   $1,648,279,788     $193,974,858    $363,305,534    $451,300,891     $511,635,312   $46,699,655
                           -----------------  ---------------  ------------ ------------------  ------------  -------------
                           -----------------  ---------------  ------------ ------------------  ------------  -------------

                              SMALL
                           COMPANY FUND
                           SUB-ACCOUNT
                           ------------
ASSETS:
Investments:
  Hartford Bond Fund,
    Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Stock Fund,
    Inc.

    Shares

    Cost
    Market Value.........      --
  HVA Money Market Fund,
    Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Advisers Fund,
    Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Capital
    Appreciation Fund,
    Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Mortgage
    Securities Fund, Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Index Fund,
    Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford International
    Opportunities Fund,
    Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Dividend and
    Growth Fund, Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford International
    Advisers Fund, Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Small Company
    Fund, Inc.

    Shares

    Cost
    Market Value.........  $34,569,551
  Due from Hartford Life
    Insurance Company....      343,240
  Receivable from fund
    shares sold..........            8
                           ------------
  Total Assets...........   34,912,799
                           ------------
LIABILITIES
  Due to Hartford Life
    Insurance Company....           12
  Payable for fund shares
    purchased............      343,242
                           ------------
  Total Liabilities......      343,254
                           ------------
  Net Assets (variable
    annuity contract
    liabilities).........  $34,569,545
                           ------------
                           ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT TWO
--------------------------------------------------------------------------------
 HARTFORD LIFE INSURANCE COMPANY
 STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
 JUNE 30, 1997 (UNAUDITED)

                                 CALVERT           SMITH BARNEY                           SMITH BARNEY
                           RESPONSIBLY INVESTED   CASH PORTFOLIO    SMITH BARNEY      GOVERNMENT PORTFOLIO
                            BALANCED PORTFOLIO       CLASS A      APPRECIATION FUND         CLASS A
                               SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT          SUB-ACCOUNT
                           --------------------   --------------  -----------------   --------------------
ASSETS:
Investments:
  Calvert Responsibly
    Invested Balanced
    Portfolio
    Shares                         1,484,734
    Cost                          $2,367,631
    Market Value.........       $2,910,078            --               --                  --
  Smith Barney Cash
    Portfolio Class A
    Shares                           529,564
    Cost                          $ 529,564
    Market Value.........        --                  $529,565          --                  --
  Smith Barney
    Appreciation Fund,
    Inc.
    Shares                            10,725
    Cost                          $  66,329
    Market Value.........        --                   --              $160,824             --
  Smith Barney Government
    Portfolio Class A
    Shares                            40,588
    Cost                          $  40,588
    Market Value.........        --                   --               --                   $40,588
  TCI Advantage Fund
    Shares                            30,981
    Cost                          $ 189,042
    Market Value.........        --                   --               --                  --
  TCI Growth Fund
    Shares                           133,728
    Cost                          $1,497,887
    Market Value.........        --                   --               --                  --
  Fidelity VIP Overseas
    Fund
    Shares                            84,336
    Cost                          $1,487,983
    Market Value.........        --                   --               --                  --
  Fidelity VIP II Asset
    Manager Fund
    Shares                           144,420
    Cost                          $2,261,497
    Market Value.........        --                   --               --                  --
  Fidelity VIP II
    Contrafund Fund
    Shares                           526,916
    Cost                          $7,805,893
    Market Value.........        --                   --               --                  --
  Fidelity VIP Growth
    Fund
    Shares                           257,023
    Cost                          $7,645,599
    Market Value.........        --                   --               --                  --
  BB&T Growth and Income
    Fund
    Shares                            57,851
    Cost                          $ 604,979
    Market Value.........        --                   --               --                  --
  Dividends receivable...        --                    1,106           --                        91
  Due from Hartford Life
    Insurance Company....            1,036            --               --                  --
  Receivable from fund
    shares sold..........        --                   --                    14                    7
                               -----------        --------------      --------              -------
  Total Assets...........        2,911,114           530,671           160,838               40,686
                               -----------        --------------      --------              -------
LIABILITIES
  Due to Hartford Life
    Insurance Company....        --                      236               209                   68
  Payable for fund shares
    purchased............              457            27,259           --                  --
                               -----------        --------------      --------              -------
  Total Liabilities......              457            27,495               209                   68
                               -----------        --------------      --------              -------
  Net Assets (variable
    annuity contract
    liabilities).........       $2,910,657           $503,176         $160,629              $40,618
                               -----------        --------------      --------              -------
                               -----------        --------------      --------              -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                  TCI              TCI        FIDELITY VIP    FIDELITY VIP II    FIDELITY VIP II  FIDELITY VIP
                            ADVANTAGE FUND     GROWTH FUND    OVERSEAS FUND  ASSET MANAGER FUND  CONTRAFUND FUND  GROWTH FUND
                              SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT
                           -----------------  -------------  --------------- ------------------  ---------------  ------------
ASSETS:
Investments:
  Calvert Responsibly
    Invested Balanced
    Portfolio
    Shares                         1,484,734
    Cost                          $2,367,631
    Market Value.........       --                 --             --               --                 --              --
  Smith Barney Cash
    Portfolio Class A
    Shares                           529,564
    Cost                          $ 529,564
    Market Value.........       --                 --             --               --                 --              --
  Smith Barney
    Appreciation Fund,
    Inc.
    Shares                            10,725
    Cost                          $  66,329
    Market Value.........       --                 --             --               --                 --              --
  Smith Barney Government
    Portfolio Class A
    Shares                            40,588
    Cost                          $  40,588
    Market Value.........       --                 --             --               --                 --              --
  TCI Advantage Fund
    Shares                            30,981
    Cost                          $ 189,042
    Market Value.........      $193,320            --             --               --                 --              --
  TCI Growth Fund
    Shares                           133,728
    Cost                          $1,497,887
    Market Value.........       --              $1,291,815        --               --                 --              --
  Fidelity VIP Overseas
    Fund
    Shares                            84,336
    Cost                          $1,487,983
    Market Value.........       --                 --           $1,690,088         --                 --              --
  Fidelity VIP II Asset
    Manager Fund
    Shares                           144,420
    Cost                          $2,261,497
    Market Value.........       --                 --             --             $2,397,374           --              --
  Fidelity VIP II
    Contrafund Fund
    Shares                           526,916
    Cost                          $7,805,893
    Market Value.........       --                 --             --               --              $9,447,608         --
  Fidelity VIP Growth
    Fund
    Shares                           257,023
    Cost                          $7,645,599
    Market Value.........       --                 --             --               --                 --           $8,790,195
  BB&T Growth and Income
    Fund
    Shares                            57,851
    Cost                          $ 604,979
    Market Value.........       --                 --             --               --                 --              --
  Dividends receivable...       --                 --             --               --                 --              --
  Due from Hartford Life
    Insurance Company....            84                472           1,000            4,178             1,990             288
  Receivable from fund
    shares sold..........       --                 --             --               --                 --              --
                               --------       -------------  --------------- ------------------  ---------------  ------------
  Total Assets...........       193,404          1,292,287       1,691,088        2,401,552         9,449,598       8,790,483
                               --------       -------------  --------------- ------------------  ---------------  ------------
LIABILITIES
  Due to Hartford Life
    Insurance Company....       --                 --             --               --                 --              --
  Payable for fund shares
    purchased............            84                472           1,038            3,768             1,988             276
                               --------       -------------  --------------- ------------------  ---------------  ------------
  Total Liabilities......            84                472           1,038            3,768             1,988             276
                               --------       -------------  --------------- ------------------  ---------------  ------------
  Net Assets (variable
    annuity contract
    liabilities).........      $193,320         $1,291,815      $1,690,050       $2,397,784        $9,447,610      $8,790,207
                               --------       -------------  --------------- ------------------  ---------------  ------------
                               --------       -------------  --------------- ------------------  ---------------  ------------

                               BB&T
                            GROWTH AND
                           INCOME FUND
                           SUB-ACCOUNT
                           ------------
ASSETS:
Investments:
  Calvert Responsibly
    Invested Balanced
    Portfolio

    Shares

    Cost
    Market Value.........      --
  Smith Barney Cash
    Portfolio Class A

    Shares

    Cost
    Market Value.........      --
  Smith Barney
    Appreciation Fund,
    Inc.

    Shares

    Cost
    Market Value.........      --
  Smith Barney Government
    Portfolio Class A

    Shares

    Cost
    Market Value.........      --
  TCI Advantage Fund

    Shares

    Cost
    Market Value.........      --
  TCI Growth Fund

    Shares

    Cost
    Market Value.........      --
  Fidelity VIP Overseas
    Fund

    Shares

    Cost
    Market Value.........      --
  Fidelity VIP II Asset
    Manager Fund

    Shares

    Cost
    Market Value.........      --
  Fidelity VIP II
    Contrafund Fund

    Shares

    Cost
    Market Value.........      --
  Fidelity VIP Growth
    Fund

    Shares

    Cost
    Market Value.........      --
  BB&T Growth and Income
    Fund

    Shares

    Cost
    Market Value.........    $602,230
  Dividends receivable...      --
  Due from Hartford Life
    Insurance Company....      99,497
  Receivable from fund
    shares sold..........      --
                           ------------
  Total Assets...........     701,727
                           ------------
LIABILITIES
  Due to Hartford Life
    Insurance Company....      --
  Payable for fund shares
    purchased............      99,497
                           ------------
  Total Liabilities......      99,497
                           ------------
  Net Assets (variable
    annuity contract
    liabilities).........    $602,230
                           ------------
                           ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT TWO
--------------------------------------------------------------------------------
 HARTFORD LIFE INSURANCE COMPANY
 STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
 JUNE 30, 1997 (UNAUDITED)

                                                        UNITS
                                                       OWNED BY       UNIT        CONTRACT
                                                     PARTICIPANTS     PRICE      LIABILITY
                                                     ------------   ---------  --------------
 DEFERRED ANNUITY CONTRACTS IN THE ACCUMULATION
  PERIOD:
 INDIVIDUAL SUB-ACCOUNTS
   Bond Fund Qualified 1.00%.......................       282,016   $3.823736  $    1,078,353
   Bond Fund Non-Qualified 1.00%...................     1,962,165    3.765599       7,388,728
   Bond Fund 1.25%.................................    99,520,198    1.981198     197,169,218
   Bond Fund .25%..................................        57,355    1.325698          76,035
   Stock Fund Qualified 1.00%......................       849,258    8.293869       7,043,631
   Stock Fund Non-Qualified 1.00%..................     3,295,779    7.930835      26,138,276
   Stock Fund 1.25%................................   355,507,099    4.302210   1,529,466,197
   Stock Fund .25%.................................     1,059,065    2.271850       2,406,038
   Money Market Fund Qualified 1.00%...............     1,244,554    2.516081       3,131,399
   Money Market Fund Non-Qualified 1.00%...........    11,579,583    2.517273      29,148,972
   Money Market Fund 1.25%.........................   149,215,806    1.617289     241,325,081
   Money Market Fund .25%..........................       354,760    1.206801         428,125
   Advisers Fund Qualified 1.00%...................     3,437,846    5.010795      17,226,341
   Advisers Fund Non-Qualified 1.00%...............    11,749,222    5.010795      58,872,945
   Advisers Fund 1.25%.............................   984,615,801    3.349354   3,297,826,871
   Advisers Fund .25%..............................     1,055,878    1.877385       1,982,290
   Capital Appreciation Fund Qualified 1.00%.......       863,992    7.674485       6,630,696
   Capital Appreciation Fund Non-Qualified 1.00%...     2,603,742    7.670864      19,972,948
   Capital Appreciation Fund 1.25%.................   334,697,221    4.565863   1,528,181,657
   Capital Appreciation Fund .25%..................     2,331,449    2.207977       5,147,786
   Mortgage Securities Fund Qualified 1.00%........       713,776    2.571320       1,835,346
   Mortgage Securities Fund Non-Qualified 1.00%....     7,471,227    2.571320      19,210,917
   Mortgage Securities Fund 1.25%..................    84,418,872    2.005984     169,342,907
   Mortgage Securities Fund .25%...................        15,220    1.303519          19,840
   Index Fund Qualified 1.00%......................        54,922    1.341433          73,674
   Index Fund Non-Qualified 1.00%..................       440,438    1.341433         590,818
   Index Fund 1.25%................................   100,718,425    3.399356     342,377,781
   Index Fund .25%.................................       211,954    2.189301         464,032
   International Opportunities Fund Qualified
     1.00%.........................................       354,863    1.653239         586,673
   International Opportunities Fund Non-Qualified
     1.00%.........................................     1,885,546    1.653181       3,117,148
   International Opportunities Fund 1.25%..........   267,926,998    1.624565     435,264,823
   International Opportunities Fund .25%...........       746,247    1.826915       1,363,331
   Dividend and Growth Fund Qualified 1.00%........       332,050    1.976585         656,324
   Dividend and Growth Fund Non-Qualified 1.00%....     1,599,924    1.976585       3,162,385
   Dividend and Growth Fund 1.25%..................   253,696,757    1.960310     497,324,290
   Dividend and Growth Fund .25%...................       267,095    2.026162         541,178
   International Advisers Fund 1.00%...............        21,058    1.366085          28,767
   International Advisers Fund Non-Qualified
     1.00%.........................................       420,078    1.366085         573,863
   International Advisers Fund 1.25%...............    33,895,106    1.358144      46,034,434

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                        UNITS
                                                       OWNED BY       UNIT        CONTRACT
                                                     PARTICIPANTS     PRICE      LIABILITY
                                                     ------------   ---------  --------------
 INDIVIDUAL SUB-ACCOUNTS -- (CONTINUED)
   International Advisers Fund .25%................        39,807   $1.390172  $       55,339
   Hartford Small Company 1.00%....................        24,280    1.173269          28,486
   Hartford Small Company Non-Qualified 1.00%......       223,230    1.173269         261,909
   Hartford Small Company 1.25%....................    29,232,195    1.170679      34,221,517
   Hartford Small Company .25%.....................        48,797    1.181087          57,633
   Smith Barney Cash Portfolio Class A Qualified
     1.00%.........................................        55,174    2.721193         150,138
   Smith Barney Cash Portfolio Class A
     Non-Qualified 1.00%...........................       125,371    2.815956         353,038
   Smith Barney Appreciation Fund, Inc. Qualified
     1.00%.........................................        18,647    8.614250         160,629
   Smith Barney Government Portfolio Class A
     Qualified 1.00%...............................        16,556    2.453452          40,618
   BB&T Growth and Income Fund.....................       578,917    1.040270         602,230
                                                                               --------------
   Sub-total Individual Sub-Accounts...............                             8,539,141,655
                                                                               --------------
 GROUP SUB-ACCOUNTS:
   Bond Fund Qualified 1.00% QP....................     1,010,478    4.478533       4,525,460
   Bond Fund 1.25% DCII............................     1,539,128    4.315438       6,642,010
   Bond Fund .15% DCII.............................       262,875    4.133299       1,086,541
   Stock Fund Qualified 1.00% QP...................     3,263,756   13.869595      45,266,975
   Stock Fund Qualified .825% QP...................     1,192,908   11.168396      13,322,865
   Stock Fund Non-Qualified 1.00% NQ...............        87,765   10.882066         955,059
   Stock Fund Non-Qualified .825% NQ...............       789,550   11.188011       8,833,493
   Stock Fund 1.25% DCII...........................     4,821,873   13.364492      64,441,881
   Stock Fund .15% DCII............................       867,989   10.547521       9,155,127
   Money Market Fund Qualified .375% QP............         2,595    3.168032           8,221
   Money Market Fund 1.25% DCII....................     1,587,734    2.777708       4,410,263
   Money Market Fund .15% DCII.....................       335,745    2.746154         922,008
   Advisers Fund 1.25% DCII........................     9,600,641    4.844391      46,509,261
   Advisers Fund .15% DCII.........................       601,118    5.651353       3,397,129
   Capital Appreciation Fund 1.25% DCII............    10,312,433    7.439230      76,716,558
   Capital Appreciation Fund .15% DCII.............       777,582    8.587008       6,677,100
   Mortgage Securities Fund 1.25% DCII.............     1,015,955    2.492375       2,532,140
   Mortgage Securities Fund .15% DCII..............       104,151    2.858087         297,674
   Index Fund 1.25% DCII...........................     4,693,759    3.409650      16,004,076
   Index Fund .15% DCII............................       441,901    3.745710       1,655,232
   International Opportunities Fund 1.25% DCII.....     5,740,984    1.624795       9,327,922
   International Opportunities Fund .15% DCII......       461,592    1.754402         809,817
   Dividend and Growth Fund........................     5,053,208    1.763131       8,909,468
   Calvert Responsibly Invested Balanced Portfolio
     1.25% DCII....................................     1,197,410    2.218681       2,656,671
   TCI Advantage Fund..............................       153,021    1.202568         184,018
   TCI Growth Fund.................................     1,311,253    0.979806       1,284,774
   Fidelity VIP Overseas Fund......................     1,267,972    1.332876       1,690,050

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT TWO
--------------------------------------------------------------------------------
 HARTFORD LIFE INSURANCE COMPANY
 STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
 JUNE 30, 1997 (UNAUDITED)

                                                        UNITS
                                                       OWNED BY       UNIT        CONTRACT
                                                     PARTICIPANTS     PRICE      LIABILITY
                                                     ------------   ---------  --------------
 GROUP SUB-ACCOUNTS -- (CONTINUED)
   Fidelity VIP II Asset Manager Fund..............     1,763,898   $1.359367  $    2,397,784
   Fidelity VIP II Contrafund Fund.................     6,470,610    1.460006       9,447,129
   Fidelity VIP Growth Fund........................     6,392,047    1.374794       8,787,748
                                                                               --------------
   Sub-total Group Sub-Accounts....................                               358,854,454
                                                                               --------------
 TOTAL ACCUMULATION PERIOD.........................                             8,897,996,109
                                                                               --------------
 ANNUITY CONTRACTS IN THE ANNUITY PERIOD:
 INDIVIDUAL SUB-ACCOUNTS:
   Bond Fund Non-Qualified 1.00%...................        15,732    3.765599          59,240
   Bond Fund 1.25%.................................       334,625    1.981198         662,959
   Stock Fund Non-Qualified 1.00%..................        12,681    7.930835         100,569
   Stock Fund 1.25%................................       442,231    4.302210       1,902,570
   Money Market Fund Qualified 1.00%...............        10,589    2.516081          26,644
   Money Market Fund Non-Qualified 1.00%...........        84,262    2.517273         212,111
   Money Market Fund 1.25%.........................       313,546    1.617289         507,094
   Advisers Fund Qualified 1.00%...................         3,665    5.010795          18,366
   Advisers Fund Non-Qualified 1.00%...............        62,660    5.010795         313,974
   Advisers Fund 1.25%.............................       946,421    3.349354       3,169,899
   Capital Appreciation Fund Non-Qualified 1.00%...         3,004    7.670864          23,045
   Capital Appreciation Fund 1.25%.................       201,258    4.565863         918,915
   Mortgage Securities Fund Non-Qualified 1.00%....        79,761    2.571320         205,091
   Mortgage Securities Fund 1.25%..................        78,406    2.005984         157,281
   Index Fund 1.25%................................        78,209    3.399356         265,859
   International Opportunities Fund 1.25%..........       192,082    1.624565         312,050
   Dividend and Growth Fund 1.25%..................       246,744    1.960310         483,695
   International Advisers Fund 1.25%...............         5,339    1.358144           7,252
                                                                               --------------
   Sub-total Individual Sub-Accounts...............                                 9,346,614
                                                                               --------------
 GROUP SUB-ACCOUNTS:
   Bond Fund Qualified 1.00% QP....................        77,205    4.478533         345,765
   Bond Fund 1.25% DCII............................       272,608    4.315438       1,176,422
   Bond Fund 1.00% DCII............................        11,537    4.460860          51,465
   Bond Fund .15% DCII.............................         3,760    4.133299          15,542
   Stock Fund Qualified 1.00% QP...................       227,367   13.869595       3,153,489
   Stock Fund Qualified .825% QP...................        49,128   11.168396         548,679
   Stock Fund Non-Qualified 1.00% NQ...............         4,982   10.882066          54,218
   Stock Fund Non-Qualified .825% NQ...............        50,126   11.188011         560,815
   Stock Fund 1.25% DCII...........................     1,025,168   13.364492      13,700,854
   Stock Fund 1.00% DCII...........................         2,741   13.826485          37,893
   Stock Fund .15% DCII............................        10,681   10.547521         112,662

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                        UNITS
                                                       OWNED BY       UNIT        CONTRACT
                                                     PARTICIPANTS     PRICE      LIABILITY
                                                     ------------   ---------  --------------
 GROUP SUB-ACCOUNTS -- (CONTINUED)
   Money Market Fund 1.25% DCII....................       269,999   $2.777708  $      749,980
   Advisers Fund 1.25% DCII........................     1,971,182    4.844391       9,549,174
   Advisers Fund .15% DCII.........................        23,573    5.651353         133,222
   Capital Appreciation Fund 1.25% DCII............       529,931    7.439230       3,942,277
   Capital Appreciation Fund .15% DCII.............         8,013    8.587008          68,807
   Mortgage Securities Fund 1.25% DCII.............       149,923    2.492375         373,663
   Index Fund 1.25% DCII...........................       545,483    3.409650       1,859,905
   Index Fund .15% DCII............................         3,780    3.745710          14,157
   International Opportunities Fund 1.25% DCII.....       303,002    1.624795         492,315
   International Opportunities Fund .15% DCII......        15,282    1.754402          26,811
   Dividend and Growth Fund........................       316,466    1.763131         557,972
   Calvert Responsibly Invested Balanced Portfolio
     1.25% DCII....................................       114,476    2.218681         253,986
   TCI Advantage Fund..............................         7,735    1.202568           9,302
   TCI Growth Fund.................................         7,186    0.979806           7,041
   Fidelity VIP II Contrafund Fund.................           329    1.460006             481
   Fidelity VIP Growth Fund........................         1,789    1.374794           2,460
                                                                               --------------
   Sub-total Group Sub-Accounts....................                                37,799,357
                                                                               --------------
 TOTAL ANNUITY PERIOD..............................                                47,145,971
                                                                               --------------
 GRAND TOTAL.......................................                            $8,945,142,080
                                                                               --------------
                                                                               --------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT TWO
--------------------------------------------------------------------------------
 HARTFORD LIFE INSURANCE COMPANY
 STATEMENT OF OPERATIONS
 FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                                           MONEY
                            BOND FUND      STOCK FUND   MARKET FUND  ADVISERS FUND
                           SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                           ------------   ------------  -----------  -------------
INVESTMENT INCOME:
  Dividends..............   $ 4,733,036   $  5,097,873  $ 7,021,833  $  24,496,593
EXPENSES:
  Mortality and expense
    undertakings.........    (1,289,997)    (9,164,246)  (1,664,430)   (19,249,295)
                           ------------   ------------  -----------  -------------
    Net investment income
      (loss).............     3,443,039     (4,066,373)   5,357,403      5,247,298
                           ------------   ------------  -----------  -------------
CAPITAL GAINS INCOME.....       --          71,973,235      --         132,116,765
                           ------------   ------------  -----------  -------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
    (loss) on security
    transactions.........       (31,900)       607,278      --             628,567
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........     3,107,089    227,453,579      --         312,426,850
                           ------------   ------------  -----------  -------------
    Net gain (losses) on
      investments........     3,075,189    228,060,857      --         313,055,417
                           ------------   ------------  -----------  -------------
    Net increase
      (decrease) in net
      assets resulting
      from operations....   $ 6,518,228   $295,967,719  $ 5,357,403  $ 450,419,480
                           ------------   ------------  -----------  -------------
                           ------------   ------------  -----------  -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                CAPITAL           MORTGAGE                      INTERNATIONAL
                           APPRECIATION FUND   SECURITIES FUND   INDEX FUND   OPPORTUNITIES FUND
                              SUB-ACCOUNT        SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                           -----------------   ---------------   -----------  ------------------
INVESTMENT INCOME:
  Dividends..............    $  3,128,343        $ 4,303,677     $ 1,474,092     $   395,895
EXPENSES:
  Mortality and expense
    undertakings.........      (9,136,111)        (1,178,522)     (1,900,362)     (2,561,363)
                           -----------------   ---------------   -----------  ------------------
    Net investment income
      (loss).............      (6,007,768)         3,125,155        (426,270)     (2,165,468)
                           -----------------   ---------------   -----------  ------------------
CAPITAL GAINS INCOME.....     109,478,655           --            22,884,800      30,519,853
                           -----------------   ---------------   -----------  ------------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
    (loss) on security
    transactions.........      (1,005,233)          (112,444)       (164,015)          8,425
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........      96,267,429          2,638,602      33,535,096      10,861,580
                           -----------------   ---------------   -----------  ------------------
    Net gain (losses) on
      investments........      95,262,196          2,526,158      33,371,081      10,870,005
                           -----------------   ---------------   -----------  ------------------
    Net increase
      (decrease) in net
      assets resulting
      from operations....    $198,733,083        $ 5,651,313     $55,829,611     $39,224,390
                           -----------------   ---------------   -----------  ------------------
                           -----------------   ---------------   -----------  ------------------

                           DIVIDEND AND   INTERNATIONAL      SMALL
                           GROWTH FUND    ADVISERS FUND   COMPANY FUND
                           SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                           ------------   -------------   ------------
INVESTMENT INCOME:
  Dividends..............  $  2,857,912    $1,605,717      $      262
EXPENSES:
  Mortality and expense
    undertakings.........    (2,515,630)     (231,637)       (141,128)
                           ------------   -------------   ------------
    Net investment income
      (loss).............       342,282     1,374,080        (140,866)
                           ------------   -------------   ------------
CAPITAL GAINS INCOME.....    10,150,532       110,732          91,483
                           ------------   -------------   ------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
    (loss) on security
    transactions.........        (6,495)          690          (1,668)
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........    62,236,952     1,503,538       3,276,408
                           ------------   -------------   ------------
    Net gain (losses) on
      investments........    62,230,457     1,504,228       3,274,740
                           ------------   -------------   ------------
    Net increase
      (decrease) in net
      assets resulting
      from operations....  $ 72,723,271    $2,989,040      $3,225,357
                           ------------   -------------   ------------
                           ------------   -------------   ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT TWO
--------------------------------------------------------------------------------
 HARTFORD LIFE INSURANCE COMPANY
 STATEMENT OF OPERATIONS -- (CONTINUED)
 FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                 CALVERT           SMITH BARNEY                             SMITH BARNEY
                           RESPONSIBLY INVESTED   CASH PORTFOLIO      SMITH BARNEY      GOVERNMENT PORTFOLIO
                            BALANCED PORTFOLIO        CLASS A       APPRECIATION FUND         CLASS A
                               SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT
                           --------------------   ---------------   -----------------   --------------------
INVESTMENT INCOME:
  Dividends..............        $--                  $13,828            $--                   $ 976
EXPENSES:
  Mortality and expense
    undertakings.........         (16,825)             (2,810)              (862)               (199)
                                 --------             -------            -------               -----
    Net investment income
     (loss)..............         (16,825)             11,018               (862)                777
                                 --------             -------            -------               -----
CAPITAL GAINS INCOME.....        --                   --                 --                  --
                                 --------             -------            -------               -----
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
    (loss) on security
    transactions.........          (1,967)            --                   6,535             --
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........         272,543             --                  20,119             --
                                 --------             -------            -------               -----
    Net gain (losses) on
     investments.........         270,576             --                  26,654             --
                                 --------             -------            -------               -----
    Net increase
     (decrease) in net
     assets resulting
     from operations.....        $253,751             $11,018            $25,792               $ 777
                                 --------             -------            -------               -----
                                 --------             -------            -------               -----

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               TCI            TCI      FIDELITY VIP    FIDELITY VIP II    FIDELITY VIP II  FIDELITY VIP
                          ADVANTAGE FUND  GROWTH FUND  OVERSEAS FUND  ASSET MANAGER FUND  CONTRAFUND FUND  GROWTH FUND
                           SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT
                          --------------  -----------  -------------  ------------------  ---------------  ------------
INVESTMENT INCOME:
  Dividends..............    $ 2,818       $ --          $ 21,186          $ 65,855          $ 60,821        $ 48,646
EXPENSES:
  Mortality and expense
    undertakings.........     (1,136)        (6,761)       (8,464)          (12,831)          (49,399)        (48,202)
                             -------      -----------  -------------       --------       ---------------  ------------
    Net investment income
     (loss)..............      1,682         (6,761)       12,722            53,024            11,422             444
                             -------      -----------  -------------       --------       ---------------  ------------
CAPITAL GAINS INCOME.....     10,139         22,619        84,101           165,196           160,741         217,749
                             -------      -----------  -------------       --------       ---------------  ------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
    (loss) on security
    transactions.........         89         (3,791)          683               435               154           5,699
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........     (1,445)       (57,157)      120,729            (9,093)          713,593         758,779
                             -------      -----------  -------------       --------       ---------------  ------------
    Net gain (losses) on
     investments.........     (1,356)       (60,948)      121,412            (8,658)          713,747         764,478
                             -------      -----------  -------------       --------       ---------------  ------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $10,465       $(45,090)     $218,235          $209,562          $885,910        $982,671
                             -------      -----------  -------------       --------       ---------------  ------------
                             -------      -----------  -------------       --------       ---------------  ------------

                              BB&T
                           GROWTH AND
                           INCOME FUND
                           SUB-ACCOUNT
                           -----------
INVESTMENT INCOME:
  Dividends..............    $   579
EXPENSES:
  Mortality and expense
    undertakings.........       (118)
                           -----------
    Net investment income
     (loss)..............        461
                           -----------
CAPITAL GAINS INCOME.....     --
                           -----------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
    (loss) on security
    transactions.........     --
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........     (2,749)
                           -----------
    Net gain (losses) on
     investments.........     (2,749)
                           -----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....    $(2,288)
                           -----------
                           -----------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT TWO
--------------------------------------------------------------------------------
 HARTFORD LIFE INSURANCE COMPANY
 STATEMENT OF CHANGES IN NET ASSETS
 FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                                             MONEY
                            BOND FUND      STOCK FUND     MARKET FUND    ADVISERS FUND
                           SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                           ------------  --------------  -------------  ---------------
OPERATIONS:
  Net investment income
    (loss)...............  $  3,443,039  $   (4,066,373) $  5,357,403   $    5,247,298
  Capital gains income...       --           71,973,235       --           132,116,765
  Net realized gain
    (loss) on security
    transactions.........       (31,900)        607,278       --               628,567
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........     3,107,089     227,453,579       --           312,426,850
                           ------------  --------------  -------------  ---------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........     6,518,228     295,967,719     5,357,403      450,419,480
                           ------------  --------------  -------------  ---------------
UNIT TRANSACTIONS:
  Purchases..............    13,847,694     104,846,284    34,668,657      186,510,446
  Net transfers..........      (245,632)     27,946,859    (4,020,407)       3,559,095
  Surrenders.............    (9,879,067)    (49,109,143)  (38,289,911)    (102,806,646)
  Net annuity
    transactions.........       306,483         838,711       320,586          610,016
                           ------------  --------------  -------------  ---------------
  Total increase
    (decrease) in net
    assets resulting from
    unit transactions....     4,029,478      84,522,711    (7,321,075)      87,872,911
                           ------------  --------------  -------------  ---------------
  Total increase
    (decrease) in net
    assets...............    10,547,706     380,490,430    (1,963,672)     538,292,391
NET ASSETS:
  Beginning of period....   209,730,032   1,346,710,863   282,833,569    2,900,707,081
                           ------------  --------------  -------------  ---------------
  End of period..........  $220,277,738  $1,727,201,293  $280,869,897   $3,438,999,472
                           ------------  --------------  -------------  ---------------
                           ------------  --------------  -------------  ---------------

HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                             MONEY
                            BOND FUND      STOCK FUND     MARKET FUND    ADVISERS FUND
                           SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                           ------------  --------------  -------------  ---------------
OPERATIONS:
  Net investment income
    (loss)...............  $ 10,412,614  $    4,107,642  $  9,440,440   $   43,421,909
  Capital gains income...       --           41,100,004       --            53,115,059
  Net realized gain
    (loss) on security
    transactions.........      (262,277)      3,161,056       --             1,874,522
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........    (5,517,884)    189,613,138       --           276,364,776
                           ------------  --------------  -------------  ---------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........     4,632,453     237,981,840     9,440,440      374,776,266
                           ------------  --------------  -------------  ---------------
UNIT TRANSACTIONS:
  Purchases..............    27,446,873     174,128,189    70,557,174      322,583,889
  Net transfers..........   (16,819,459)     27,816,288    67,229,895       (3,947,049)
  Surrenders.............   (16,860,465)    (57,921,128)  (52,794,253)    (150,653,853)
  Net annuity
    transactions.........       (32,192)       (176,096)     (239,109)         730,038
                           ------------  --------------  -------------  ---------------
  Net increase (decrease)
    in net assets
    resulting from unit
    transactions.........    (6,265,243)    143,847,253    84,753,707      168,713,025
                           ------------  --------------  -------------  ---------------
  Total increase
    (decrease) in net
    assets...............    (1,632,790)    381,829,093    94,194,147      543,489,291
NET ASSETS:
  Beginning of period....   211,362,822     964,881,770   188,639,422    2,357,217,790
                           ------------  --------------  -------------  ---------------
  End of period..........  $209,730,032  $1,346,710,863  $282,833,569   $2,900,707,081
                           ------------  --------------  -------------  ---------------
                           ------------  --------------  -------------  ---------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               CAPITAL           MORTGAGE                          INTERNATIONAL        DIVIDEND AND
                          APPRECIATION FUND   SECURITIES FUND     INDEX FUND     OPPORTUNITIES FUND     GROWTH FUND
                             SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT
                          -----------------  -----------------  ---------------  ------------------  ------------------
OPERATIONS:
  Net investment income
    (loss)...............  $   (6,007,768)    $    3,125,155     $   (426,270)      $ (2,165,468)       $    342,282
  Capital gains income...     109,478,655          --              22,884,800         30,519,853          10,150,532
  Net realized gain
    (loss) on security
    transactions.........      (1,005,233)          (112,444)        (164,015)             8,425              (6,495)
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........      96,267,429          2,638,602       33,535,096         10,861,580          62,236,952
                          -----------------  -----------------  ---------------  ------------------  ------------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........     198,733,083          5,651,313       55,829,611         39,224,390          72,723,271
                          -----------------  -----------------  ---------------  ------------------  ------------------
UNIT TRANSACTIONS:
  Purchases..............      94,710,759          4,456,981       33,356,421         19,944,432          73,472,726
  Net transfers..........     (32,148,945)        (6,866,387)      17,734,047         (3,150,956)         50,011,728
  Surrenders.............     (48,963,567)        (9,023,857)      (8,818,246)       (15,631,474)         (9,343,116)
  Net annuity
    transactions.........         148,037            (34,598)         400,681            118,506             436,782
                          -----------------  -----------------  ---------------  ------------------  ------------------
  Total increase
    (decrease) in net
    assets resulting from
    unit transactions....      13,746,284        (11,467,861)      42,672,903          1,280,508         114,578,120
                          -----------------  -----------------  ---------------  ------------------  ------------------
  Total increase
    (decrease) in net
    assets...............     212,479,367         (5,816,548)      98,502,514         40,504,898         187,301,391
NET ASSETS:
  Beginning of period....   1,435,800,421        199,791,406      264,803,020        410,795,993         324,333,921
                          -----------------  -----------------  ---------------  ------------------  ------------------
  End of period..........  $1,648,279,788     $  193,974,858     $363,305,534       $451,300,891        $511,635,312
                          -----------------  -----------------  ---------------  ------------------  ------------------
                          -----------------  -----------------  ---------------  ------------------  ------------------

                           U.S. GOVERNMENT        CAPITAL          MORTGAGE                            INTERNATIONAL
                          MONEY MARKET FUND  APPRECIATION FUND  SECURITIES FUND      INDEX FUND      OPPORTUNITIES FUND
                             SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT
                          -----------------  -----------------  ---------------  ------------------  ------------------
OPERATIONS:
  Net investment income
    (loss)...............  $       55,409     $   (6,751,158)    $ 10,767,099       $  1,795,519        $  2,571,271
  Capital gains income...       --                70,324,118         --                3,292,866           9,589,596
  Net realized gain
    (loss) on security
    transactions.........       --                 2,065,427         (435,741)           140,503              91,466
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........       --               154,074,827       (2,844,443)        36,167,970          28,439,913
                          -----------------  -----------------  ---------------  ------------------  ------------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........          55,409        219,713,214        7,486,915         41,396,858          40,692,246
                          -----------------  -----------------  ---------------  ------------------  ------------------
UNIT TRANSACTIONS:
  Purchases..............         216,658        200,411,434        9,051,920         47,675,352          43,044,896
  Net transfers..........        (124,960)           495,679      (19,016,015)        21,152,822          20,223,935
  Surrenders.............         (77,729)       (60,449,676)     (19,091,976)       (10,892,469)        (21,614,763)
  Net annuity
    transactions.........         (18,734)           658,118          (55,176)            75,085             141,714
                          -----------------  -----------------  ---------------  ------------------  ------------------
  Net increase (decrease)
    in net assets
    resulting from unit
    transactions.........          (4,765)       141,115,555      (29,111,247)        58,010,790          41,795,782
                          -----------------  -----------------  ---------------  ------------------  ------------------
  Total increase
    (decrease) in net
    assets...............          50,644        360,828,769      (21,624,332)        99,407,648          82,488,028
NET ASSETS:
  Beginning of period....       1,541,876      1,074,971,652      221,415,738        165,395,372         328,307,965
                          -----------------  -----------------  ---------------  ------------------  ------------------
  End of period..........  $    1,592,520     $1,435,800,421     $199,791,406       $264,803,020        $410,795,993
                          -----------------  -----------------  ---------------  ------------------  ------------------
                          -----------------  -----------------  ---------------  ------------------  ------------------

                           INTERNATIONAL     SMALL
                           ADVISERS FUND  COMPANY FUND
                            SUB-ACCOUNT   SUB-ACCOUNT
                           -------------  ------------
OPERATIONS:
  Net investment income
    (loss)...............  $  1,374,080   $  (140,866)
  Capital gains income...       110,732        91,483
  Net realized gain
    (loss) on security
    transactions.........           690        (1,668)
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........     1,503,538     3,276,408
                           -------------  ------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........     2,989,040     3,225,357
                           -------------  ------------
UNIT TRANSACTIONS:
  Purchases..............     9,098,402     9,385,772
  Net transfers..........     5,883,485     8,744,488
  Surrenders.............    (1,087,154)     (332,164)
  Net annuity
    transactions.........         6,708       --
                           -------------  ------------
  Total increase
    (decrease) in net
    assets resulting from
    unit transactions....    13,901,441    17,798,096
                           -------------  ------------
  Total increase
    (decrease) in net
    assets...............    16,890,481    21,023,453
NET ASSETS:
  Beginning of period....    29,809,174    13,546,092
                           -------------  ------------
  End of period..........  $ 46,699,655   $34,569,545
                           -------------  ------------
                           -------------  ------------
                           DIVIDEND AND
                            GROWTH FUND
                            SUB-ACCOUNT
                           -------------
OPERATIONS:
  Net investment income
    (loss)...............  $  2,667,791
  Capital gains income...     2,810,352
  Net realized gain
    (loss) on security
    transactions.........        (3,931)
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........    38,471,770
                           -------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........    43,945,982
                           -------------
UNIT TRANSACTIONS:
  Purchases..............    99,649,393
  Net transfers..........    73,409,821
  Surrenders.............    (8,580,693)
  Net annuity
    transactions.........       330,214
                           -------------
  Net increase (decrease)
    in net assets
    resulting from unit
    transactions.........   164,808,735
                           -------------
  Total increase
    (decrease) in net
    assets...............   208,754,717
NET ASSETS:
  Beginning of period....   115,579,204
                           -------------
  End of period..........  $324,333,921
                           -------------
                           -------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT TWO
--------------------------------------------------------------------------------
 HARTFORD LIFE INSURANCE COMPANY
 STATEMENT OF CHANGES IN NET ASSETS -- (CONTINUED)
 FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                 CALVERT           SMITH BARNEY                            SMITH BARNEY
                           RESPONSIBLY INVESTED   CASH PORTFOLIO     SMITH BARNEY      GOVERNMENT PORTFOLIO
                            BALANCED PORTFOLIO       CLASS A       APPRECIATION FUND         CLASS A
                               SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT
                           --------------------   --------------   -----------------   --------------------
OPERATIONS:
  Net investment income
    (loss)...............       $  (16,825)        $    11,018        $      (862)          $      777
  Capital gains income...        --                    --                --                  --
  Net realized gain
    (loss) on security
    transactions.........           (1,967)            --                   6,535            --
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........          272,543             --                  20,119            --
                               -----------        --------------   -----------------       -----------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........          253,751              11,018             25,792                  777
                               -----------        --------------   -----------------       -----------
UNIT TRANSACTIONS:
  Purchases..............          213,063             --                --                  --
  Net transfers..........            8,344             --                --                  --
  Surrenders.............         (205,358)            (88,773)           (38,024)                  (1)
  Net annuity
    transactions.........          (20,372)            --                --                  --
                               -----------        --------------   -----------------       -----------
  Total increase
    (decrease) in net
    assets resulting from
    unit transactions....           (4,323)            (88,773)           (38,024)                  (1)
                               -----------        --------------   -----------------       -----------
  Total increase
    (decrease) in net
    assets...............          249,428             (77,755)           (12,232)                 776
NET ASSETS:
  Beginning of period....        2,661,229             580,931            172,861               39,842
                               -----------        --------------   -----------------       -----------
  End of period..........       $2,910,657         $   503,176        $   160,629           $   40,618
                               -----------        --------------   -----------------       -----------
                               -----------        --------------   -----------------       -----------

HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1996

                                 CALVERT
                           RESPONSIBLY INVESTED   INTERNATIONAL          SMALL             SMITH BARNEY
                            BALANCED PORTFOLIO    ADVISERS FUND      COMPANY FUND      DAILY DIVIDEND FUND
                               SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT*          SUB-ACCOUNT
                           --------------------   --------------   -----------------   --------------------
OPERATIONS:
  Net investment income
    (loss)...............       $   29,407         $   644,546        $   (17,678)          $   22,053
  Capital gains income...          140,994             595,787           --                  --
  Net realized gain
    (loss) on security
    transactions.........            6,518              (3,562)               922            --
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........           78,661             708,119             74,459            --
                               -----------        --------------   -----------------       -----------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........          255,580           1,944,890             57,703               22,053
                               -----------        --------------   -----------------       -----------
UNIT TRANSACTIONS:
  Purchases..............          501,957          10,618,419          4,333,960                   25
  Net transfers..........           86,346          10,257,798          9,203,248            --
  Surrenders.............          (81,242)           (609,471)           (48,819)             (10,494)
  Net annuity
    transactions.........          135,085             --                --                  --
                               -----------        --------------   -----------------       -----------
  Net increase (decrease)
    in net assets
    resulting from unit
    transactions.........          642,146          20,266,746         13,488,389              (10,469)
                               -----------        --------------   -----------------       -----------
  Total increase
    (decrease) in net
    assets...............          897,726          22,211,636         13,546,092               11,584
NET ASSETS:
  Beginning of period....        1,763,503           7,597,538           --                    569,347
                               -----------        --------------   -----------------       -----------
  End of period..........       $2,661,229         $29,809,174        $13,546,092           $  580,931
                               -----------        --------------   -----------------       -----------
                               -----------        --------------   -----------------       -----------

* From inception, August 9, 1996, to December 31, 1996.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 TCI                  TCI             FIDELITY VIP    FIDELITY VIP II    FIDELITY VIP II
                           ADVANTAGE FUND         GROWTH FUND        OVERSEAS FUND   ASSET MANAGER FUND  CONTRAFUND FUND
                             SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
                          -----------------   --------------------   --------------  ------------------  ---------------
OPERATIONS:
  Net investment income
    (loss)...............     $  1,682             $   (6,761)         $   12,722        $   53,024        $   11,422
  Capital gains income...       10,139                 22,619              84,101           165,196           160,741
  Net realized gain
    (loss) on security
    transactions.........           89                 (3,791)                683               435               154
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........       (1,445)               (57,157)            120,729            (9,093)          713,593
                              --------            -----------        --------------  ------------------  ---------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........       10,465                (45,090)            218,235           209,562           885,910
                              --------            -----------        --------------  ------------------  ---------------
UNIT TRANSACTIONS:
  Purchases..............       29,516                144,253             113,306           196,494           711,643
  Net transfers..........       (7,598)                76,466             308,695           221,417         1,313,568
  Surrenders.............      (11,350)               (22,569)            (10,775)          (63,704)         (135,559)
  Net annuity
    transactions.........         (308)                  (235)            --               --                     453
                              --------            -----------        --------------  ------------------  ---------------
  Total increase
    (decrease) in net
    assets resulting from
    unit transactions....       10,260                197,915             411,226           354,207         1,890,105
                              --------            -----------        --------------  ------------------  ---------------
  Total increase
    (decrease) in net
    assets...............       20,725                152,825             629,461           563,769         2,776,015
NET ASSETS:
  Beginning of period....      172,595              1,138,990           1,060,589         1,834,015         6,671,595
                              --------            -----------        --------------  ------------------  ---------------
  End of period..........     $193,320             $1,291,815          $1,690,050        $2,397,784        $9,447,610
                              --------            -----------        --------------  ------------------  ---------------
                              --------            -----------        --------------  ------------------  ---------------

                                                  SMITH BARNEY
                            SMITH BARNEY      GOVERNMENT PORTFOLIO        TCI               TCI           FIDELITY VIP
                          APPRECIATION FUND         CLASS A          ADVANTAGE FUND     GROWTH FUND       OVERSEAS FUND
                             SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
                          -----------------   --------------------   --------------  ------------------  ---------------
OPERATIONS:
  Net investment income
    (loss)...............     $ 15,035             $    1,646          $    5,374        $   86,878        $   (4,777)
  Capital gains income...      --                   --                    --               --                   4,080
  Net realized gain
    (loss) on security
    transactions.........          174              --                       (110)              527               985
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........       11,776              --                      4,528          (155,560)           77,918
                              --------            -----------        --------------  ------------------  ---------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........       26,985                  1,646               9,792           (68,155)           78,206
                              --------            -----------        --------------  ------------------  ---------------
UNIT TRANSACTIONS:
  Purchases..............      --                   --                     52,991           278,606           196,292
  Net transfers..........      --                   --                     63,519           248,714           626,400
  Surrenders.............       (2,558)                (4,273)               (218)          (13,223)          (27,202)
  Net annuity
    transactions.........      --                   --                       (410)             (374)          --
                              --------            -----------        --------------  ------------------  ---------------
  Net increase (decrease)
    in net assets
    resulting from unit
    transactions.........       (2,558)                (4,273)            115,882           513,723           795,490
                              --------            -----------        --------------  ------------------  ---------------
  Total increase
    (decrease) in net
    assets...............       24,427                 (2,627)            125,674           445,568           873,696
NET ASSETS:
  Beginning of period....      148,434                 42,469              46,921           693,422           186,893
                              --------            -----------        --------------  ------------------  ---------------
  End of period..........     $172,861             $   39,842          $  172,595        $1,138,990        $1,060,589
                              --------            -----------        --------------  ------------------  ---------------
                              --------            -----------        --------------  ------------------  ---------------

                                                    BB&T
                              FIDELITY VIP       GROWTH AND
                              GROWTH FUND        INCOME FUND
                              SUB-ACCOUNT        SUB-ACCOUNT
                           ------------------  ---------------
OPERATIONS:
  Net investment income
    (loss)...............      $      444        $      461
  Capital gains income...         217,749           --
  Net realized gain
    (loss) on security
    transactions.........           5,699           --
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........         758,779            (2,749)
                           ------------------  ---------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........         982,671            (2,288)
                           ------------------  ---------------
UNIT TRANSACTIONS:
  Purchases..............         759,175           604,518
  Net transfers..........         299,499           --
  Surrenders.............        (269,298)          --
  Net annuity
    transactions.........           2,295           --
                           ------------------  ---------------
  Total increase
    (decrease) in net
    assets resulting from
    unit transactions....         791,671           604,518
                           ------------------  ---------------
  Total increase
    (decrease) in net
    assets...............       1,774,342           602,230
NET ASSETS:
  Beginning of period....       7,015,865           --
                           ------------------  ---------------
  End of period..........      $8,790,207        $  602,230
                           ------------------  ---------------
                           ------------------  ---------------

                            FIDELITY VIP II    FIDELITY VIP II  FIDELITY VIP
                           ASSET MANAGER FUND  CONTRAFUND FUND  GROWTH FUND
                              SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT
                           ------------------  ---------------  ------------
OPERATIONS:
  Net investment income
    (loss)...............      $   14,241        $  (35,654)     $   10,178
  Capital gains income...        --                 --              115,329
  Net realized gain
    (loss) on security
    transactions.........             (71)             (377)         (6,795)
  Net unrealized
    appreciation
    (depreciation) of
    investments during
    the period...........         126,112           910,896         420,263
                           ------------------  ---------------  ------------
  Net increase (decrease)
    in net assets
    resulting from
    operations...........         140,282           874,865         538,975
                           ------------------  ---------------  ------------
UNIT TRANSACTIONS:
  Purchases..............         268,755           928,554       1,249,738
  Net transfers..........       1,181,511         3,162,455       3,357,091
  Surrenders.............         (95,811)         (279,972)       (334,425)
  Net annuity
    transactions.........        --                 --              --
                           ------------------  ---------------  ------------
  Net increase (decrease)
    in net assets
    resulting from unit
    transactions.........       1,354,455         3,811,037       4,272,404
                           ------------------  ---------------  ------------
  Total increase
    (decrease) in net
    assets...............       1,494,737         4,685,902       4,811,379
NET ASSETS:
  Beginning of period....         339,278         1,985,693       2,204,486
                           ------------------  ---------------  ------------
  End of period..........      $1,834,015        $6,671,595      $7,015,865
                           ------------------  ---------------  ------------
                           ------------------  ---------------  ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT TWO
--------------------------------------------------------------------------------

 HARTFORD LIFE INSURANCE COMPANY
 NOTES TO FINANCIAL STATEMENTS
 JUNE 30, 1997 (UNAUDITED)

 1.  ORGANIZATION:

    Separate Account Two (the Account) is a separate investment account with Hartford Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable annuity contract owners of the Company in various mutual funds (the Funds) as directed by the contract owners.

 2.  SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:

    a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income are accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.

    b) SECURITY VALUATION--The investment in shares of the Hartford, Smith Barney, TCI, Fidelity and Calvert Responsibily Invested Series mutual funds are valued at the closing net asset value per share as determined by the appropriate Fund as of June 30, 1997.

    c) FEDERAL INCOME TAXES--The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

    d) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

 3.  ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    a) MORTALITY AND EXPENSE UNDERTAKINGS--The Company, as issuer of variable annuity contracts, provides the mortality and expense undertakings and, with respect to the Account, receives a maximum annual fee of up to 1.25% of the Account's average daily net assets.

    b) DEDUCTION OF ANNUAL MAINTENANCE FEE--Annual maintenance fees are deducted through termination of units of interest from applicable contract owners' accounts, in accordance with the terms of the contracts.

 4.  HARTFORD U.S. GOVERNMENT MONEY MARKET FUND:

    On June 27, 1997, the Hartford U.S. Government Money Market Fund was merged with the HVA Money Market Fund. Accordingly, all contract owner account values held in the Hartford U.S. Government Money Market Fund were exchanged for equivalent account values of HVA Money Market Fund on June 27, 1997.

                                                 HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Hartford Life Insurance Company
Separate Account Two and to the
Owners of Units of Interest Therein:



We have audited the accompanying statement of assets and liabilities of Hartford Life Insurance Company Separate Account Two (the Account) as of December 31, 1996, and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Life Insurance Company Separate Account Two as of December 31, 1996, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended in conformity with generally accepted accounting principles.



                                         ARTHUR ANDERSEN LLP


Hartford, Connecticut
February 14, 1997

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 Separate Account Two


STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1996



                                                            MONEY
                            BOND FUND      STOCK FUND    MARKET FUND
                           SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                           ------------  --------------  ------------
ASSETS:
Investments:
  Hartford Bond Fund,
   Inc.
    Shares                           209,901,213
    Cost                            $213,818,503
    Market Value.........  $209,731,192        --             --
  Hartford Stock Fund,
   Inc.
    Shares                           325,077,171
    Cost                            $942,043,980
    Market Value.........       --       $1,346,700,441       --
  HVA Money Market Fund,
   Inc.
    Shares                           282,828,485
    Cost                            $282,828,485
    Market Value.........       --             --        $282,828,485
  Hartford Advisers Fund,
   Inc.
    Shares                         1,337,021,547
    Cost                          $2,233,276,156
    Market Value.........       --             --             --
  Hartford U.S.
   Government Money
   Market Fund, Inc.
    Shares                             1,592,137
    Cost                              $1,592,137
    Market Value.........       --             --             --
  Hartford Capital
   Appreciation Fund,
   Inc.
    Shares                           366,806,192
    Cost                          $1,062,106,327
    Market Value.........       --             --             --
  Hartford Mortgage
   Securities Fund, Inc.
    Shares                           189,233,708
    Cost                            $203,956,416
    Market Value.........       --             --             --
  Hartford Index Fund,
   Inc.
    Shares                           111,179,449
    Cost                            $184,665,755
    Market Value.........       --             --             --
  Hartford International
   Opportunities Fund,
   Inc.
    Shares                           291,990,802
    Cost                            $336,561,408
    Market Value.........       --             --             --
  Hartford Dividend and
   Growth Fund, Inc.
    Shares                           209,596,491
    Cost                            $268,301,179
    Market Value.........       --             --             --
  Due from Hartford Life
   Insurance Company.....       389,971        --           1,275,023
  Receivable from fund
   shares sold...........       --            1,214,364       --
                           ------------  --------------  ------------
  Total Assets...........   210,121,163   1,347,914,805   284,103,508
                           ------------  --------------  ------------
LIABILITIES:
  Due to Hartford Life
   Insurance Company.....       --            1,203,942       --
  Payable for fund shares
   purchased.............       391,131        --           1,269,939
                           ------------  --------------  ------------
  Total Liabilities......       391,131       1,203,942     1,269,939
                           ------------  --------------  ------------
  Net Assets (variable
   annuity contract
   liabilities)..........  $209,730,032  $1,346,710,863  $282,833,569
                           ------------  --------------  ------------
                           ------------  --------------  ------------


   The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                                                                      MORTGAGE                    INTERNATIONAL
                                             U.S. GOVERNMENT          CAPITAL        SECURITIES                   OPPORTUNITIES
                           ADVISERS FUND    MONEY MARKET FUND    APPRECIATION FUND      FUND        INDEX FUND        FUND
                            SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT     SUB-ACCOUNT
                          ---------------  -------------------   -----------------  -------------  ------------ -----------------
ASSETS:
Investments:
  Hartford Bond Fund,
   Inc.
    Shares                           209,901,213
    Cost                            $213,818,503
    Market Value.........       --               --                    --                --             --            --
  Hartford Stock Fund,
   Inc.
    Shares                           325,077,171
    Cost                            $942,043,980
    Market Value.........       --               --                    --                --             --            --
  HVA Money Market Fund,
   Inc.
    Shares                           282,828,485
    Cost                            $282,828,485
    Market Value.........       --               --                    --                --             --            --
  Hartford Advisers Fund,
   Inc.
    Shares                         1,337,021,547
    Cost                          $2,233,276,156
    Market Value.........  $2,900,708,354        --                    --                --             --            --
  Hartford U.S.
   Government Money
   Market Fund, Inc.
    Shares                             1,592,137
    Cost                              $1,592,137
    Market Value.........       --             $1,592,137              --                --             --            --
  Hartford Capital
   Appreciation Fund,
   Inc.
    Shares                           366,806,192
    Cost                          $1,062,106,327
    Market Value.........       --               --               $1,435,800,482         --             --            --
  Hartford Mortgage
   Securities Fund, Inc.
    Shares                           189,233,708
    Cost                            $203,956,416
    Market Value.........       --               --                    --           $199,787,272        --            --
  Hartford Index Fund,
   Inc.
    Shares                           111,179,449
    Cost                            $184,665,755
    Market Value.........       --               --                    --                --        $264,803,879       --
  Hartford International
   Opportunities Fund,
   Inc.
    Shares                           291,990,802
    Cost                            $336,561,408
    Market Value.........       --               --                    --                --             --        $410,796,017
  Hartford Dividend and
   Growth Fund, Inc.
    Shares                           209,596,491
    Cost                            $268,301,179
    Market Value.........       --               --                    --                --             --            --
  Due from Hartford Life
   Insurance Company.....       --               --                    --                --             --            --
  Receivable from fund
   shares sold...........           7,791           3,686                505,615           6,461        195,459        294,275
                          ---------------  -------------------   -----------------  -------------  ------------ -----------------
  Total Assets...........   2,900,716,145       1,595,823          1,436,306,097     199,793,733    264,999,338    411,090,292
                          ---------------  -------------------   -----------------  -------------  ------------ -----------------
LIABILITIES:
  Due to Hartford Life
   Insurance Company.....           9,064           3,303                505,676           2,327        196,318        294,299
  Payable for fund shares
   purchased.............       --               --                    --                --             --            --
                          ---------------  -------------------   -----------------  -------------  ------------ -----------------
  Total Liabilities......           9,064           3,303                505,676           2,327        196,318        294,299
                          ---------------  -------------------   -----------------  -------------  ------------ -----------------
  Net Assets (variable
   annuity contract
   liabilities)..........  $2,900,707,081      $1,592,520         $1,435,800,421    $199,791,406   $264,803,020   $410,795,993
                          ---------------  -------------------   -----------------  -------------  ------------ -----------------
                          ---------------  -------------------   -----------------  -------------  ------------ -----------------


                           DIVIDEND AND
                           GROWTH FUND
                           SUB-ACCOUNT
                           ------------
ASSETS:
Investments:
  Hartford Bond Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Stock Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --
  HVA Money Market Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Advisers Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford U.S.
   Government Money
   Market Fund, Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Capital
   Appreciation Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Mortgage
   Securities Fund, Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Index Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford International
   Opportunities Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --
  Hartford Dividend and
   Growth Fund, Inc.

    Shares

    Cost
    Market Value.........  $324,333,800
  Due from Hartford Life
   Insurance Company.....      278,410
  Receivable from fund
   shares sold...........      --
                           ------------
  Total Assets...........  324,612,210
                           ------------
LIABILITIES:
  Due to Hartford Life
   Insurance Company.....      --
  Payable for fund shares
   purchased.............      278,289
                           ------------
  Total Liabilities......      278,289
                           ------------
  Net Assets (variable
   annuity contract
   liabilities)..........  $324,333,921
                           ------------
                           ------------

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 SEPARATE ACCOUNT TWO


STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 1996



                               CALVERT
                             RESPONSIBLY
                              INVESTED
                              BALANCED       INTERNATIONAL       SMALL            SMITH BARNEY
                              PORTFOLIO      ADVISERS FUND   COMPANY FUND    CASH PORTFOLIO CLASS A
                             SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT
                           ---------------   -------------   -------------   ----------------------
ASSETS:
Investments:
  Calvert Responsibly
   Invested Balanced
   Portfolio
    Shares                          1,499,952
    Cost                          $ 2,391,011
    Market Value.........    $2,660,914           --              --               --
  Hartford International
   Advisers Fund, Inc.
    Shares                         25,549,431
    Cost                          $28,919,492
    Market Value.........       --            $29,805,457         --               --
  Hartford Small Company
   Fund, Inc.
    Shares                         12,669,842
    Cost                          $13,471,629
    Market Value.........       --                --          $13,546,087          --
  Smith Barney Cash
   Portfolio Class A
    Shares                            580,242
    Cost                          $  580,242
    Market Value.........       --                --              --               $580,243
  Smith Barney
   Appreciation Fund,
   Inc.
    Shares                             13,454
    Cost                          $   98,474
    Market Value.........       --                --              --               --
  Smith Barney Government
   Portfolio Class A
    Shares                             39,801
    Cost                          $   39,801
    Market Value.........       --                --              --               --
  TCI Advantage Fund
    Shares                             27,440
    Cost                          $  166,872
    Market Value.........       --                --              --               --
  TCI Growth Fund
    Shares                            111,230
    Cost                          $ 1,287,905
    Market Value.........       --                --              --               --
  Fidelity VIP Overseas
   Portfolio
    Shares                             56,298
    Cost                          $  979,269
    Market Value.........       --                --              --               --
  Fidelity VIP II Asset
   Manager Portfolio
    Shares                            108,305
    Cost                          $ 1,688,636
    Market Value.........       --                --              --               --
  Fidelity VIP II
   Contrafund Portfolio
    Shares                            402,873
    Cost                          $ 5,743,454
    Market Value.........       --                --              --               --
  Fidelity VIP Growth
   Portfolio
    Shares                            225,301
    Cost                          $ 6,630,047
    Market Value.........       --                --              --               --
  Dividends receivable...       --                --              --                    689
  Due from Hartford Life
   Insurance Company.....        20,342           233,723         306,594          --
  Receivable from fund
   shares sold...........       --                --              --                  1,097
                           ---------------   -------------   -------------         --------
  Total Assets...........     2,681,256        30,039,180      13,852,681           582,029
                           ---------------   -------------   -------------         --------
LIABILITIES:
  Due to Hartford Life
   Insurance Company.....       --                --              --                  1,098
  Payable for fund shares
   purchased.............        20,027           230,006         306,589          --
                           ---------------   -------------   -------------         --------
  Total Liabilities......        20,027           230,006         306,589             1,098
                           ---------------   -------------   -------------         --------
  Net Assets (variable
   annuity contract
   liabilities)..........    $2,661,229       $29,809,174     $13,546,092          $580,931
                           ---------------   -------------   -------------         --------
                           ---------------   -------------   -------------         --------


   The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                           SMITH BARNEY        SMITH BARNEY                                            FIDELITY VIP
                           APPRECIATION    GOVERNMENT PORTFOLIO          TCI                TCI          OVERSEAS
                               FUND              CLASS A            ADVANTAGE FUND      GROWTH FUND     PORTFOLIO
                            SUB-ACCOUNT        SUB-ACCOUNT           SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT
                          ---------------  --------------------   ------------------  ---------------  ------------
ASSETS:
Investments:
  Calvert Responsibly
   Invested Balanced
   Portfolio
    Shares                          1,499,952
    Cost                          $ 2,391,011
    Market Value.........     --                 --                     --                  --            --
  Hartford International
   Advisers Fund, Inc.
    Shares                         25,549,431
    Cost                          $28,919,492
    Market Value.........     --                 --                     --                  --            --
  Hartford Small Company
   Fund, Inc.
    Shares                         12,669,842
    Cost                          $13,471,629
    Market Value.........     --                 --                     --                  --            --
  Smith Barney Cash
   Portfolio Class A
    Shares                            580,242
    Cost                          $  580,242
    Market Value.........     --                 --                     --                  --            --
  Smith Barney
   Appreciation Fund,
   Inc.
    Shares                             13,454
    Cost                          $   98,474
    Market Value.........  $  172,850            --                     --                  --            --
  Smith Barney Government
   Portfolio Class A
    Shares                             39,801
    Cost                          $   39,801
    Market Value.........     --                $   39,801              --                  --            --
  TCI Advantage Fund
    Shares                             27,440
    Cost                          $  166,872
    Market Value.........     --                 --                  $    172,596           --            --
  TCI Growth Fund
    Shares                            111,230
    Cost                          $ 1,287,905
    Market Value.........     --                 --                     --              $  1,138,990      --
  Fidelity VIP Overseas
   Portfolio
    Shares                             56,298
    Cost                          $  979,269
    Market Value.........     --                 --                     --                  --         $1,060,645
  Fidelity VIP II Asset
   Manager Portfolio
    Shares                            108,305
    Cost                          $ 1,688,636
    Market Value.........     --                 --                     --                  --            --
  Fidelity VIP II
   Contrafund Portfolio
    Shares                            402,873
    Cost                          $ 5,743,454
    Market Value.........     --                 --                     --                  --            --
  Fidelity VIP Growth
   Portfolio
    Shares                            225,301
    Cost                          $ 6,630,047
    Market Value.........     --                 --                     --                  --            --
  Dividends receivable...     --                        56              --                  --            --
  Due from Hartford Life
   Insurance Company.....     --                 --                           113              1,084         318
  Receivable from fund
   shares sold...........         123                   17              --                  --            --
                          ---------------          -------               --------     ---------------  ------------
  Total Assets...........     172,973               39,874                172,709          1,140,074   1,060,963
                          ---------------          -------               --------     ---------------  ------------
LIABILITIES:
  Due to Hartford Life
   Insurance Company.....         112                   32              --                  --            --
  Payable for fund shares
   purchased.............     --                 --                           114              1,084         374
                          ---------------          -------               --------     ---------------  ------------
  Total Liabilities......         112                   32                    114              1,084         374
                          ---------------          -------               --------     ---------------  ------------
  Net Assets (variable
   annuity contract
   liabilities)..........  $  172,861           $   39,842           $    172,595       $  1,138,990   $1,060,589
                          ---------------          -------               --------     ---------------  ------------
                          ---------------          -------               --------     ---------------  ------------

                                              FIDELITY VIP
                            FIDELITY VIP II        II        FIDELITY VIP
                             ASSET MANAGER     CONTRAFUND       GROWTH
                               PORTFOLIO        PORTFOLIO      PORTFOLIO
                              SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT
                           -----------------  -------------  -------------
ASSETS:
Investments:
  Calvert Responsibly
   Invested Balanced
   Portfolio

    Shares

    Cost
    Market Value.........        --                --             --
  Hartford International
   Advisers Fund, Inc.

    Shares

    Cost
    Market Value.........        --                --             --
  Hartford Small Company
   Fund, Inc.

    Shares

    Cost
    Market Value.........        --                --             --
  Smith Barney Cash
   Portfolio Class A

    Shares

    Cost
    Market Value.........        --                --             --
  Smith Barney
   Appreciation Fund,
   Inc.

    Shares

    Cost
    Market Value.........        --                --             --
  Smith Barney Government
   Portfolio Class A

    Shares

    Cost
    Market Value.........        --                --             --
  TCI Advantage Fund

    Shares

    Cost
    Market Value.........        --                --             --
  TCI Growth Fund

    Shares

    Cost
    Market Value.........        --                --             --
  Fidelity VIP Overseas
   Portfolio

    Shares

    Cost
    Market Value.........        --                --             --
  Fidelity VIP II Asset
   Manager Portfolio

    Shares

    Cost
    Market Value.........    $  1,833,607          --             --
  Fidelity VIP II
   Contrafund Portfolio

    Shares

    Cost
    Market Value.........        --           $  6,671,576        --
  Fidelity VIP Growth
   Portfolio

    Shares

    Cost
    Market Value.........        --                --        $  7,015,865
  Dividends receivable...        --                --             --
  Due from Hartford Life
   Insurance Company.....           1,331            7,363          5,867
  Receivable from fund
   shares sold...........        --                --             --
                           -----------------  -------------  -------------
  Total Assets...........       1,834,938        6,678,939      7,021,732
                           -----------------  -------------  -------------
LIABILITIES:
  Due to Hartford Life
   Insurance Company.....        --                --             --
  Payable for fund shares
   purchased.............             923            7,344          5,867
                           -----------------  -------------  -------------
  Total Liabilities......             923            7,344          5,867
                           -----------------  -------------  -------------
  Net Assets (variable
   annuity contract
   liabilities)..........    $  1,834,015     $  6,671,595   $  7,015,865
                           -----------------  -------------  -------------
                           -----------------  -------------  -------------

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 Separate Account Two


STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 1996



                                                        UNITS
                                                       OWNED BY       UNIT        CONTRACT
                                                     PARTICIPANTS     PRICE      LIABILITY
                                                     ------------   ---------  --------------
 DEFERRED ANNUITY CONTRACTS IN THE ACCUMULATION
  PERIOD:
 INDIVIDUAL SUB-ACCOUNTS:
   Bond Fund Qualified 1.00%.......................       286,137   $3.705223  $    1,060,201
   Bond Fund Non-Qualified 1.00%...................     2,004,675    3.648889       7,314,837
   Bond Fund 1.25%.................................    96,857,176    1.922173     186,176,248
   Bond Fund .25%..................................        58,462    1.279841          74,822
   Stock Fund Qualified 1.00%......................       829,845    6.828860       5,666,897
   Stock Fund Non-Qualified 1.00%..................     3,406,617    6.529899      22,244,866
   Stock Fund 1.25%................................   333,175,709    3.546656   1,181,659,627
   Stock Fund .25%.................................     1,094,565    1.863616       2,039,847
   Money Market Fund Qualified 1.00%...............     1,361,999    2.465145       3,357,527
   Money Market Fund Non-Qualified 1.00%...........    13,210,943    2.466312      32,582,307
   Money Market Fund 1.25%.........................   151,978,017    1.586516     241,115,556
   Money Market Fund .25%..........................       107,272    1.177980         126,364
   Advisers Fund Qualified 1.00%...................     3,530,743    4.341094      15,327,287
   Advisers Fund Non-Qualified 1.00%...............    12,468,636    4.341094      54,127,522
   Advisers Fund 1.25%.............................   953,997,531    2.905301   2,771,649,980
   Advisers Fund .25%..............................     1,035,316    1.620437       1,677,664
   U.S. Government Money Market Fund Qualified
    1.00%..........................................        13,096    1.964748          25,730
   U.S. Government Money Market Fund 1.25%.........        46,108    1.520714          70,117
   Capital Appreciation Fund Qualified 1.00%.......       887,736    6.732095       5,976,324
   Capital Appreciation Fund Non-Qualified 1.00%...     2,634,097    6.728893      17,724,557
   Capital Appreciation Fund 1.25%.................   330,579,796    4.010163   1,325,678,867
   Capital Appreciation Growth Fund .25%...........     2,393,968    1.929665       4,619,555
   Mortgage Securities Fund Qualified 1.00%........       754,527    2.494635       1,882,270
   Mortgage Securities Fund Non-Qualified 1.00%....     8,165,242    2.494635      20,369,299
   Mortgage Securities Fund 1.25%..................    89,097,727    1.948580     173,614,049
   Mortgage Securities Fund .25%...................        16,088    1.259955          20,270
   Index Fund 1.00%................................        38,885    1.121353          43,604
   Index Fund Non-Qualified 1.00%..................       105,698    1.121353         118,525
   Index Fund 1.25%................................    87,611,122    2.845170     249,268,537
   Index Fund .25%.................................       208,930    1.823336         380,949
   International Opportunities Fund Qualified
    1.00%..........................................       374,127    1.506694         563,694
   International Opportunities Fund Non-Qualified
    1.00%..........................................     1,951,162    1.506641       2,939,701
   International Opportunities Fund 1.25%..........   266,961,904    1.482397     395,743,525
   International Opportunities Fund .25%...........       796,396    1.658799       1,321,061
   Dividend and Growth Fund Qualified 1.00%........       291,489    1.661695         484,366
   Dividend and Growth Fund Non-Qualified 1.00%....     1,241,381    1.661695       2,062,797
   Dividend and Growth Fund 1.25%..................   190,957,704    1.650056     315,090,906
   Dividend and Growth Fund .25%...................       278,866    1.697062         473,253
   International Advisers Fund 1.00%...............        18,539    1.271482          23,572


   The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                                        UNITS
                                                       OWNED BY       UNIT        CONTRACT
                                                     PARTICIPANTS     PRICE      LIABILITY
                                                     ------------   ---------  --------------
 INDIVIDUAL SUB-ACCOUNTS -- (CONTINUED)
   International Advisers Fund Non-Qualified
    1.00%..........................................       347,573   $1.271482  $      441,933
   International Advisers Fund 1.25%...............    23,174,203    1.265665      29,330,778
   International Advisers Fund .25%................        10,000    1.289112          12,891
   Hartford Small Company Fund 1.00%...............        10,000    1.067381          10,674
   Hartford Small Company Fund Non-Qualified
    1.00%..........................................       109,746    1.067381         117,140
   Hartford Small Company Fund 1.25%...............    12,562,718    1.066345      13,396,192
   Hartford Small Company Fund .25%................        20,632    1.070487          22,086
   Smith Barney Cash Portfolio Class A Qualified
    1.00%..........................................        78,105    2.668734         208,440
   Smith Barney Cash Portfolio Class A
    Non-Qualified 1.00%............................       134,883    2.761578         372,491
   Smith Barney Appreciation Fund, Inc. Qualified
    1.00%..........................................        23,313    7.414916         172,861
   Smith Barney Government Portfolio Class A
    Qualified 1.00%................................        16,556    2.406571          39,842
                                                                               --------------
   Sub-total Individual Sub-Accounts...............                             7,088,822,408
                                                                               --------------
 GROUP SUB-ACCOUNTS:
   Bond Fund Qualified 1.00% QP....................     1,156,525    4.339730       5,019,007
   Bond Fund 1.25% DCII............................     1,655,052    4.186875       6,929,497
   Bond Fund .15% DCII.............................       305,789    3.988350       1,219,594
   Stock Fund Qualified 1.00% QP...................     3,371,997   11.419696      38,507,182
   Stock Fund Qualified .825% QP...................     1,236,665    9.187655      11,362,056
   Stock Fund Non-Qualified 1.00% NQ...............        84,854    8.960086         760,298
   Stock Fund Non-Qualified .825% NQ...............       789,689    9.203794       7,268,133
   Stock Fund 1.25% DCII...........................     4,885,027   11.016763      53,817,180
   Stock Fund .15% DCII............................       873,948    8.647926       7,557,838
   Money Market Fund Qualified .375% QP............         2,493    3.094168           7,714
   Money Market Fund 1.25% DCII....................     1,332,772    2.724852       3,631,605
   Money Market Fund .15% DCII.....................       321,329    2.679247         860,920
   Advisers Fund 1.25% DCII........................    10,504,581    4.201072      44,130,500
   Advisers Fund .15% DCII.........................       603,382    4.875465       2,941,770
   U.S. Government Money Market Fund 1.25% DCII....       586,557    1.898594       1,113,633
   U.S. Government Money Market Fund .15% DCII.....        54,540    2.211389         120,609
   Capital Appreciation Fund 1.25% DCII............    10,979,149    6.532522      71,721,533
   Capital Appreciation Fund .15% DCII.............       783,105    7.500897       5,873,989
   Mortgage Securities Fund 1.25% DCII.............     1,140,765    2.421049       2,761,848
   Mortgage Securities Fund .15% DCII..............       143,045    2.761199         394,976
   Index Fund 1.25% DCII...........................     4,377,886    2.848016      12,468,289
   Index Fund .15% DCII............................       354,223    3.118020       1,104,474
   International Opportunities Fund 1.25% DCII.....     5,995,783    1.482607       8,889,390
   International Opportunities Fund .15% DCII......       437,734    1.592168         696,947
   Dividend and Growth Fund........................     3,874,337    1.484086       5,749,849
   Calvert Responsibly Invested Balanced Portfolio
    1.25% DCII.....................................     1,192,706    2.020652       2,410,043

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 SEPARATE ACCOUNT TWO


STATEMENT OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 1996


                                                        UNITS
                                                       OWNED BY       UNIT        CONTRACT
                                                     PARTICIPANTS     PRICE      LIABILITY
                                                     ------------   ---------  --------------
 GROUP SUB-ACCOUNTS -- (CONTINUED)
   TCI Advantage Portfolio.........................       144,148   $1.134354  $      163,515
   TCI Growth Fund Portfolio.......................     1,107,888    1.021217       1,131,394
   Fidelity VIP Overseas Portfolio.................       920,778    1.151840       1,060,589
   Fidelity VIP II Asset Manager Portfolio.........     1,491,046    1.230019       1,834,015
   Fidelity VIP II Contrafund Portfolio............     5,069,393    1.316054       6,671,595
   Fidelity VIP II Growth Portfolio................     5,773,053    1.215278       7,015,865
                                                                               --------------
   Sub-total Group Sub-Accounts....................                               315,195,847
                                                                               --------------
 TOTAL ACCUMULATION PERIOD.........................                             7,404,018,255
                                                                               --------------
 ANNUITY CONTRACTS IN THE ANNUITY PERIOD:
 INDIVIDUAL SUB-ACCOUNTS:
   Bond Fund Non-Qualified 1.00%...................            27    3.648889              99
   Bond Fund 1.25%.................................       183,085    1.922173         351,921
   Stock Fund Non-Qualified 1.00%..................         9,504    6.529899          62,059
   Stock Fund 1.25%................................       305,133    3.546656       1,082,200
   Money Market Fund Qualified 1.00%...............        12,037    2.465145          29,672
   Money Market Fund Non-Qualified 1.00%...........        90,874    2.466312         224,124
   Money Market Fund 1.25%.........................       293,556    1.586516         465,731
   Advisers Fund Qualified 1.00%...................         4,038    4.341094          17,529
   Advisers Fund Non-Qualified 1.00%...............        61,575    4.341094         267,305
   Advisers Fund 1.25%.............................       863,489    2.905301       2,508,695
   U.S. Government Money Market Fund Qualified
    1.00%..........................................        10,951    1.964748          21,515
   Capital Appreciation Fund Non-Qualified 1.00%...         3,442    6.728893          23,158
   Capital Appreciation Fund 1.25%.................       150,348    4.010163         602,921
   Mortgage Securities Fund Non-Qualified 1.00%....        80,072    2.494635         199,751
   Mortgage Securities Fund 1.25%..................        81,728    1.948580         159,253
   Index Fund 1.25%................................        53,288    2.845170         151,614
   International Opportunities Fund 1.25%..........       184,639    1.482397         273,708
   Dividend and Growth Fund 1.25%..................       120,079    1.650056         198,136
                                                                               --------------
   Sub-total Individual Sub-Accounts...............                                 6,639,391
                                                                               --------------
 GROUP SUB-ACCOUNTS:
   Bond Fund Qualified 1.00% QP....................        68,667    4.339730         297,996
   Bond Fund 1.25% DCII............................       290,717    4.186875       1,217,195
   Bond Fund 1.00% DCII............................        11,681    4.322597          50,493
   Bond Fund .15% DCII.............................         4,544    3.988350          18,122
   Stock Fund Qualified 1.00% QP...................       228,666   11.419696       2,611,302
   Stock Fund Qualified .825% QP...................        50,529    9.187655         464,243
   Stock Fund Non-Qualified 1.00% NQ...............           569    8.960086           5,099
   Stock Fund Non-Qualified .825% NQ...............        50,740    9.203794         467,004


   The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                                        UNITS
                                                       OWNED BY       UNIT        CONTRACT
                                                     PARTICIPANTS     PRICE      LIABILITY
                                                     ------------   ---------  --------------
 GROUP SUB-ACCOUNTS -- (CONTINUED)
   Stock Fund 1.25% DCII...........................       997,034   $11.016763 $   10,984,089
   Stock Fund 1.00% DCII...........................         3,994   11.383947          45,472
   Stock Fund .15% DCII............................        12,196    8.647926         105,471
   Money Market Fund 1.25% DCII....................       158,559    2.724852         432,049
   Advisers Fund 1.25% DCII........................     1,889,915    4.201072       7,939,668
   Advisers Fund .15% DCII.........................        24,441    4.875465         119,161
   U.S. Government Money Market Fund 1.25% DCII....       126,892    1.898594         240,916
   Capital Appreciation Fund 1.25% DCII............       537,157    6.532522       3,508,989
   Capital Appreciation Fund .15% DCII.............         9,403    7.500897          70,528
   Mortgage Securities Fund 1.25% DCII.............       160,959    2.421049         389,689
   Index Fund 1.25% DCII...........................       440,396    2.848016       1,254,255
   Index Fund .15% DCII............................         4,097    3.118020          12,773
   International Opportunities Fund 1.25% DCII.....       227,628    1.482607         337,483
   International Opportunities Fund .15% DCII......        19,146    1.592168          30,484
   Dividend and Growth Fund........................       185,039    1.484086         274,614
   Calvert Responsibly Invested Balanced Portfolio
    1.25% DCII.....................................       124,309    2.020652         251,186
   TCI Advantage Fund..............................         8,005    1.134354           9,080
   TCI Growth Fund.................................         7,438    1.021217           7,596
                                                                               --------------
   Sub-total Group Sub-Accounts....................                                31,144,957
                                                                               --------------
 TOTAL ANNUITY PERIOD..............................                                37,784,348
                                                                               --------------
 GRAND TOTAL.......................................                            $7,441,802,603
                                                                               --------------
                                                                               --------------

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 Separate Account Two


STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1996



                                                           MONEY
                            BOND FUND      STOCK FUND   MARKET FUND
                           SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT
                           ------------   ------------  -----------
INVESTMENT INCOME:
  Dividends..............  $ 12,893,843   $ 18,086,005  $12,430,899
EXPENSES:
  Mortality and expense
   undertakings..........    (2,481,229)   (13,978,363)  (2,990,459)
                           ------------   ------------  -----------
    Net investment income
     (loss)..............    10,412,614      4,107,642    9,440,440
                           ------------   ------------  -----------
CAPITAL GAINS INCOME.....       --          41,100,004      --
                           ------------   ------------  -----------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........      (262,277)     3,161,056      --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    (5,517,884)   189,613,138      --
                           ------------   ------------  -----------
    Net realized and
     unrealized gain
     (loss) on
     investments.........    (5,780,161)   192,774,194      --
                           ------------   ------------  -----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....  $  4,632,453   $237,981,840  $ 9,440,440
                           ------------   ------------  -----------
                           ------------   ------------  -----------


   The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                             U.S. GOVERNMENT           CAPITAL           MORTGAGE
                           ADVISERS FUND    MONEY MARKET FUND     APPRECIATION FUND   SECURITIES FUND
                            SUB-ACCOUNT        SUB-ACCOUNT           SUB-ACCOUNT        SUB-ACCOUNT
                           -------------   --------------------   -----------------   ---------------
INVESTMENT INCOME:
  Dividends..............  $  75,797,664         $ 73,159           $  8,578,529        $13,309,238
EXPENSES:
  Mortality and expense
   undertakings..........    (32,375,755)         (17,750)           (15,329,687)        (2,542,139)
                           -------------         --------         -----------------   ---------------
    Net investment income
     (loss)..............     43,421,909           55,409             (6,751,158)        10,767,099
                           -------------         --------         -----------------   ---------------
CAPITAL GAINS INCOME.....     53,115,059         --                   70,324,118           --
                           -------------         --------         -----------------   ---------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........      1,874,522         --                    2,065,427           (435,741)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    276,364,776         --                  154,074,827         (2,844,443)
                           -------------         --------         -----------------   ---------------
    Net realized and
     unrealized gain
     (loss) on
     investments.........    278,239,298         --                  156,140,254         (3,280,184)
                           -------------         --------         -----------------   ---------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....  $ 374,776,266         $ 55,409           $219,713,214        $ 7,486,915
                           -------------         --------         -----------------   ---------------
                           -------------         --------         -----------------   ---------------

                                           INTERNATIONAL      DIVIDEND AND
                            INDEX FUND   OPPORTUNITIES FUND   GROWTH FUND
                           SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                           ------------  ------------------   ------------
INVESTMENT INCOME:
  Dividends..............  $  4,491,244     $ 7,252,292       $  5,391,238
EXPENSES:
  Mortality and expense
   undertakings..........    (2,695,725)     (4,681,021)        (2,723,447)
                           ------------  ------------------   ------------
    Net investment income
     (loss)..............     1,795,519       2,571,271          2,667,791
                           ------------  ------------------   ------------
CAPITAL GAINS INCOME.....     3,292,866       9,589,596          2,810,352
                           ------------  ------------------   ------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........       140,503          91,466             (3,931)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    36,167,970      28,439,913         38,471,770
                           ------------  ------------------   ------------
    Net realized and
     unrealized gain
     (loss) on
     investments.........    36,308,473      28,531,379         38,467,839
                           ------------  ------------------   ------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....  $ 41,396,858     $40,692,246       $ 43,945,982
                           ------------  ------------------   ------------
                           ------------  ------------------   ------------

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 SEPARATE ACCOUNT TWO


STATEMENT OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1996



                                 CALVERT                                                  SMITH BARNEY
                           RESPONSIBLY INVESTED   INTERNATIONAL         SMALL            CASH PORTFOLIO
                            BALANCED PORTFOLIO    ADVISERS FUND      COMPANY FUND            CLASS A
                               SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT*          SUB-ACCOUNT
                           --------------------   -------------   ------------------   -------------------
INVESTMENT INCOME:
  Dividends..............        $ 57,279          $  879,182          $ 9,954               $27,809
EXPENSES:
  Mortality and expense
   undertakings..........         (27,872)           (234,636)         (27,632)               (5,756)
                                 --------         -------------        -------               -------
    Net investment income
     (loss)..............          29,407             644,546          (17,678)               22,053
                                 --------         -------------        -------               -------
CAPITAL GAINS INCOME.....         140,994             595,787          --                   --
                                 --------         -------------        -------               -------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........           6,518              (3,562)             922              --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................          78,661             708,119           74,459              --
                                 --------         -------------        -------               -------
    Net realized and
     unrealized gain
     (loss) on
     investments.........          85,179             704,557           75,381              --
                                 --------         -------------        -------               -------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....        $255,580          $1,944,890          $57,703               $22,053
                                 --------         -------------        -------               -------
                                 --------         -------------        -------               -------



* From inception, August 9, 1996, to December 31, 1996.


   The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                               SMITH BARNEY
                                                GOVERNMENT                                  FIDELITY VIP    FIDELITY VIP II
                            SMITH BARNEY        PORTFOLIO           TCI            TCI        OVERSEAS       ASSET MANAGER
                          APPRECIATION FUND      CLASS A       ADVANTAGE FUND  GROWTH FUND    PORTFOLIO        PORTFOLIO
                             SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT      SUB-ACCOUNT
                          -----------------   --------------   --------------  -----------  -------------  ------------------
INVESTMENT INCOME:
  Dividends..............      $16,634            $2,077           $6,903       $ 100,570      $ 3,709          $ 27,849
EXPENSES:
  Mortality and expense
   undertakings..........       (1,599)             (431)          (1,529)        (13,692)      (8,486)          (13,608)
                               -------            ------           ------      -----------  -------------       --------
    Net investment income
     (loss)..............       15,035             1,646            5,374          86,878       (4,777)           14,241
                               -------            ------           ------      -----------  -------------       --------
CAPITAL GAINS INCOME.....      --                 --               --              --            4,080          --
                               -------            ------           ------      -----------  -------------       --------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........          174            --                 (110)            527          985               (71)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       11,776            --                4,528        (155,560)      77,918           126,112
                               -------            ------           ------      -----------  -------------       --------
    Net realized and
     unrealized gain
     (loss) on
     investments.........       11,950            --                4,418        (155,033)      78,903           126,041
                               -------            ------           ------      -----------  -------------       --------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....      $26,985            $1,646           $9,792       $ (68,155)     $78,206          $140,282
                               -------            ------           ------      -----------  -------------       --------
                               -------            ------           ------      -----------  -------------       --------

                                             FIDELITY
                           FIDELITY VIP II      VIP
                             CONTRAFUND       GROWTH
                              PORTFOLIO      PORTFOLIO
                             SUB-ACCOUNT    SUB-ACCOUNT
                           ---------------  -----------
INVESTMENT INCOME:
  Dividends..............     $ 21,249       $ 73,883
EXPENSES:
  Mortality and expense
   undertakings..........      (56,903)       (63,705)
                           ---------------  -----------
    Net investment income
     (loss)..............      (35,654)        10,178
                           ---------------  -----------
CAPITAL GAINS INCOME.....      --             115,329
                           ---------------  -----------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........         (377)        (6,795)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      910,896        420,263
                           ---------------  -----------
    Net realized and
     unrealized gain
     (loss) on
     investments.........      910,519        413,468
                           ---------------  -----------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....     $874,865       $538,975
                           ---------------  -----------
                           ---------------  -----------

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 Separate Account Two


STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1996



                                                             MONEY
                            BOND FUND      STOCK FUND     MARKET FUND
                           SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                           ------------  --------------  -------------
OPERATIONS:
  Net investment income
   (loss)................  $ 10,412,614  $    4,107,642  $   9,440,440
  Capital gains income...       --           41,100,004       --
  Net realized gain
   (loss) on security
   transactions..........      (262,277)      3,161,056       --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    (5,517,884)    189,613,138       --
                           ------------  --------------  -------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     4,632,453     237,981,840      9,440,440
                           ------------  --------------  -------------
UNIT TRANSACTIONS:
  Purchases..............    27,446,873     174,128,189     70,557,174
  Net transfers..........   (16,819,459)     27,816,288     67,229,895
  Surrenders.............   (16,860,465)    (57,921,128)   (52,794,253)
  Net annuity
   transactions..........       (32,192)       (176,096)      (239,109)
                           ------------  --------------  -------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    (6,265,243)    143,847,253     84,753,707
                           ------------  --------------  -------------
  Total increase
   (decrease) in net
   assets................    (1,632,790)    381,829,093     94,194,147
NET ASSETS:
  Beginning of period....   211,362,822     964,881,770    188,639,422
                           ------------  --------------  -------------
  End of period..........  $209,730,032  $1,346,710,863  $ 282,833,569
                           ------------  --------------  -------------
                           ------------  --------------  -------------

STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995

                                                             MONEY
                            BOND FUND      STOCK FUND     MARKET FUND
                           SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                           ------------  --------------  -------------
OPERATIONS:
  Net investment income
   (loss)................  $  9,356,706  $    8,102,133  $   9,540,693
  Capital gains income...       --           26,305,598       --
  Net realized gain
   (loss) on security
   transactions..........       117,877       2,168,121       --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    18,122,724     184,154,644       --
                           ------------  --------------  -------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    27,597,307     220,730,496      9,540,693
                           ------------  --------------  -------------
UNIT TRANSACTIONS:
  Purchases..............    18,860,293     101,236,958     48,515,026
  Net transfers..........    17,461,966      34,337,542    (83,703,644)
  Surrenders.............   (12,010,919)    (38,089,217)   (27,263,647)
  Net annuity
   transactions..........       (33,972)        563,526       (138,249)
                           ------------  --------------  -------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    24,277,368      98,048,809    (62,590,514)
                           ------------  --------------  -------------
  Total increase
   (decrease) in net
   assets................    51,874,675     318,779,305    (53,049,821)
NET ASSETS:
  Beginning of period....   159,488,147     646,102,465    241,689,243
                           ------------  --------------  -------------
  End of period..........  $211,362,822  $  964,881,770  $ 188,639,422
                           ------------  --------------  -------------
                           ------------  --------------  -------------


   The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                            U.S. GOVERNMENT         CAPITAL         MORTGAGE                     INTERNATIONAL
                           ADVISERS FUND   MONEY MARKET FUND   APPRECIATION FUND SECURITIES FUND  INDEX FUND   OPPORTUNITIES FUND
                            SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                          --------------- -------------------- ----------------- --------------- ------------- ------------------
OPERATIONS:
  Net investment income
   (loss)................ $    43,421,909      $   55,409       $   (6,751,158)   $ 10,767,099   $   1,795,519    $  2,571,271
  Capital gains income...      53,115,059       --                  70,324,118        --             3,292,866       9,589,596
  Net realized gain
   (loss) on security
   transactions..........       1,874,522       --                   2,065,427        (435,741)        140,503          91,466
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     276,364,776       --                 154,074,827      (2,844,443)     36,167,970      28,439,913
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     374,776,266          55,409          219,713,214       7,486,915      41,396,858      40,692,246
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
UNIT TRANSACTIONS:
  Purchases..............     322,583,889         216,658          200,411,434       9,051,920      47,675,352      43,044,896
  Net transfers..........      (3,947,049)        (124,960)            495,679     (19,016,015)     21,152,822      20,223,935
  Surrenders.............    (150,653,853)         (77,729)        (60,449,676)    (19,091,976)    (10,892,469)     (21,614,763)
  Net annuity
   transactions..........         730,038         (18,734)             658,118         (55,176)         75,085         141,714
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     168,713,025          (4,765)         141,115,555     (29,111,247)     58,010,790      41,795,782
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
  Total increase
   (decrease) in net
   assets................     543,489,291          50,644          360,828,769     (21,624,332)     99,407,648      82,488,028
NET ASSETS:
  Beginning of period....   2,357,217,790       1,541,876        1,074,971,652     221,415,738     165,395,372     328,307,965
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
  End of period.......... $ 2,900,707,081      $1,592,520       $1,435,800,421    $199,791,406   $ 264,803,020    $410,795,993
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
                          ---------------     -----------      ----------------- --------------- ------------- ------------------

                                            U.S. GOVERNMENT         CAPITAL         MORTGAGE                     INTERNATIONAL
                           ADVISERS FUND   MONEY MARKET FUND   APPRECIATION FUND SECURITIES FUND  INDEX FUND   OPPORTUNITIES FUND
                            SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                          --------------- -------------------- ----------------- --------------- ------------- ------------------
OPERATIONS:
  Net investment income
   (loss)................ $    47,996,996      $   56,945       $   (2,372,963)   $ 11,548,045   $   1,542,554    $  1,106,594
  Capital gains income...      21,614,744       --                  34,687,769        --                38,706       2,695,768
  Net realized gain
   (loss) on security
   transactions..........       1,643,658       --                   2,276,572        (490,628)        969,630        (488,089)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................     410,209,012       --                 168,562,628      18,815,991      34,721,169      32,521,726
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     481,464,410          56,945          203,154,006      29,873,408      37,272,059      35,835,999
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
UNIT TRANSACTIONS:
  Purchases..............     189,985,618         247,760          164,142,420       9,787,879      22,856,837      27,669,493
  Net transfers..........      (5,608,414)          17,612         104,275,366     (15,085,789)     14,885,934     (24,115,834)
  Surrenders.............    (110,192,361)         (76,250)        (29,551,158)    (16,689,694)     (4,088,509)     (12,086,298)
  Net annuity
   transactions..........         487,625          84,208              482,089          13,331          84,999         124,982
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      74,672,468         273,330          239,348,717     (21,974,273)     33,739,261      (8,407,657)
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
  Total increase
   (decrease) in net
   assets................     556,136,878         330,275          442,502,723       7,899,135      71,011,320      27,428,342
NET ASSETS:
  Beginning of period....   1,801,080,912       1,211,601          632,468,929     213,516,603      94,384,052     300,879,623
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
  End of period.......... $ 2,357,217,790      $1,541,876       $1,074,971,652    $221,415,738   $ 165,395,372    $328,307,965
                          ---------------     -----------      ----------------- --------------- ------------- ------------------
                          ---------------     -----------      ----------------- --------------- ------------- ------------------

                           DIVIDEND AND
                            GROWTH FUND
                            SUB-ACCOUNT
                           -------------
OPERATIONS:
  Net investment income
   (loss)................  $  2,667,791
  Capital gains income...     2,810,352
  Net realized gain
   (loss) on security
   transactions..........        (3,931)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    38,471,770
                           -------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    43,945,982
                           -------------
UNIT TRANSACTIONS:
  Purchases..............    99,649,393
  Net transfers..........    73,409,821
  Surrenders.............    (8,580,693)
  Net annuity
   transactions..........       330,214
                           -------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........   164,808,735
                           -------------
  Total increase
   (decrease) in net
   assets................   208,754,717
NET ASSETS:
  Beginning of period....   115,579,204
                           -------------
  End of period..........  $324,333,921
                           -------------
                           -------------
                           DIVIDEND AND
                            GROWTH FUND
                            SUB-ACCOUNT
                           -------------
OPERATIONS:
  Net investment income
   (loss)................  $  1,044,698
  Capital gains income...       --
  Net realized gain
   (loss) on security
   transactions..........         4,933
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................    18,047,295
                           -------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............    19,096,926
                           -------------
UNIT TRANSACTIONS:
  Purchases..............    37,005,986
  Net transfers..........    31,702,670
  Surrenders.............    (2,159,189)
  Net annuity
   transactions..........        77,507
                           -------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........    66,626,974
                           -------------
  Total increase
   (decrease) in net
   assets................    85,723,900
NET ASSETS:
  Beginning of period....    29,855,304
                           -------------
  End of period..........  $115,579,204
                           -------------
                           -------------

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 SEPARATE ACCOUNT TWO


STATEMENT OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1996



                               CALVERT
                             RESPONSIBLY
                              INVESTED
                              BALANCED       INTERNATIONAL         SMALL             SMITH BARNEY
                              PORTFOLIO      ADVISERS FUND      COMPANY FUND      DAILY DIVIDEND FUND
                             SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT***         SUB-ACCOUNT
                           ---------------   -------------   ------------------   -------------------
OPERATIONS:
  Net investment income
   (loss)................    $     29,407    $    644,546       $   (17,678)           $ 22,053
  Capital gains income...         140,994         595,787          --                  --
  Net realized gain
   (loss) on security
   transactions..........           6,518          (3,562)              922            --
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................          78,661         708,119            74,459            --
                           ---------------   -------------   ------------------        --------
  Net increase (decrease)
   in net assets
   resulting from
   operations............         255,580       1,944,890            57,703              22,053
                           ---------------   -------------   ------------------        --------
UNIT TRANSACTIONS:
  Purchases..............         501,957      10,618,419         4,333,960                  25
  Net transfers..........          86,346      10,257,798         9,203,248            --
  Surrenders.............         (81,242)       (609,471)          (48,819)            (10,494)
  Net annuity
   transactions..........         135,085         --               --                  --
                           ---------------   -------------   ------------------        --------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........         642,146      20,266,746        13,488,389             (10,469)
                           ---------------   -------------   ------------------        --------
  Total increase
   (decrease) in net
   assets................         897,726      22,211,636        13,546,092              11,584
NET ASSETS:
  Beginning of period....       1,763,503       7,597,538          --                   569,347
                           ---------------   -------------   ------------------        --------
  End of period..........    $  2,661,229    $ 29,809,174       $13,546,092            $580,931
                           ---------------   -------------   ------------------        --------
                           ---------------   -------------   ------------------        --------

STATEMENT OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1995

                               CALVERT
                             RESPONSIBLY
                              INVESTED                          SMITH BARNEY
                              BALANCED       INTERNATIONAL     CASH PORTFOLIO        SMITH BARNEY
                              PORTFOLIO      ADVISERS FUND        CLASS A          APPRECIATION FUND
                             SUB-ACCOUNT     SUB-ACCOUNT*       SUB-ACCOUNT           SUB-ACCOUNT
                           ---------------   -------------   ------------------   -------------------
OPERATIONS:
  Net investment income
   (loss)................    $     87,446    $    164,074       $    26,340            $  1,041
  Capital gains income...          50,438         --               --                    11,468
  Net realized gain
   (loss) on security
   transactions..........           1,044           6,279          --                       148
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................         184,034         177,844          --                    20,104
                           ---------------   -------------   ------------------        --------
  Net increase (decrease)
   in net assets
   resulting from
   operations............         322,962         348,197            26,340              32,761
                           ---------------   -------------   ------------------        --------
UNIT TRANSACTIONS:
  Purchases..............         394,157       2,632,312          --                        50
  Net transfers..........          19,199       4,663,681           (10,709)           --
  Surrenders.............         (28,010)        (46,652)          (92,200)             (1,598)
  Net annuity
   transactions..........          30,857         --               --                  --
                           ---------------   -------------   ------------------        --------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........         416,203       7,249,341          (102,909)             (1,548)
                           ---------------   -------------   ------------------        --------
  Total increase
   (decrease) in net
   assets................         739,165       7,597,538           (76,569)             31,213
NET ASSETS:
  Beginning of period....       1,024,338         --                645,916             117,221
                           ---------------   -------------   ------------------        --------
  End of period..........    $  1,763,503    $  7,597,538       $   569,347            $148,434
                           ---------------   -------------   ------------------        --------
                           ---------------   -------------   ------------------        --------



  * From inception, March 31, 1995, to December 31, 1995.


 ** From inception, July 1, 1995, to December 31, 1995.


*** From inception, August 9, 1996, to December 31, 1996.


   The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                               SMITH BARNEY
                                                GOVERNMENT          TCI                        FIDELITY VIP      FIDELITY VIP II
                            SMITH BARNEY        PORTFOLIO        ADVANTAGE         TCI           OVERSEAS         ASSET MANAGER
                          APPRECIATION FUND      CLASS A            FUND       GROWTH FUND      PORTFOLIO           PORTFOLIO
                             SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT
                          -----------------   --------------   --------------  -----------  ------------------  ------------------
OPERATIONS:
  Net investment income
   (loss)................     $ 15,035           $ 1,646          $  5,374     $   86,878       $   (4,777)         $   14,241
  Capital gains income...      --                 --               --              --                4,080            --
  Net realized gain
   (loss) on security
   transactions..........          174            --                  (110)           527              985                 (71)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       11,776            --                 4,528       (155,560)          77,918             126,112
                              --------           -------       --------------  -----------  ------------------  ------------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       26,985             1,646             9,792        (68,155)          78,206             140,282
                              --------           -------       --------------  -----------  ------------------  ------------------
UNIT TRANSACTIONS:
  Purchases..............      --                 --                52,991        278,606          196,292             268,755
  Net transfers..........      --                 --                63,519        248,714          626,400           1,181,511
  Surrenders.............       (2,558)           (4,273)             (218)       (13,223)         (27,202)            (95,811)
  Net annuity
   transactions..........      --                 --                  (410)          (374)        --                  --
                              --------           -------       --------------  -----------  ------------------  ------------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........       (2,558)           (4,273)          115,882        513,723          795,490           1,354,455
                              --------           -------       --------------  -----------  ------------------  ------------------
  Total increase
   (decrease) in net
   assets................       24,427            (2,627)          125,674        445,568          873,696           1,494,737
NET ASSETS:
  Beginning of period....      148,434            42,469            46,921        693,422          186,893             339,278
                              --------           -------       --------------  -----------  ------------------  ------------------
  End of period..........     $172,861           $39,842          $172,595     $1,138,990       $1,060,589          $1,834,015
                              --------           -------       --------------  -----------  ------------------  ------------------
                              --------           -------       --------------  -----------  ------------------  ------------------

                            SMITH BARNEY                                        FIDELITY
                             GOVERNMENT                                            VIP       FIDELITY VIP II     FIDELITY VIP II
                              PORTFOLIO            TCI              TCI         OVERSEAS      ASSET MANAGER         CONTRAFUND
                               CLASS A        ADVANTAGE FUND    GROWTH FUND     PORTFOLIO       PORTFOLIO           PORTFOLIO
                             SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT**   SUB-ACCOUNT**   SUB- ACCOUNT**     SUB- ACCOUNT**
                          -----------------   --------------   --------------  -----------  ------------------  ------------------
OPERATIONS:
  Net investment income
   (loss)................     $  1,938           $   549          $ (2,133)    $     (491)      $   (1,491)         $   19,233
  Capital gains income...      --                 --               --              --             --                  --
  Net realized gain
   (loss) on security
   transactions..........      --                    (90)              938           (240)             456                (577)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      --                  1,195             6,645          3,459           18,860              17,225
                              --------           -------       --------------  -----------  ------------------  ------------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............        1,938             1,654             5,450          2,728           17,825              35,881
                              --------           -------       --------------  -----------  ------------------  ------------------
UNIT TRANSACTIONS:
  Purchases..............      --                 15,135            30,024         21,829           32,160              89,641
  Net transfers..........      --                 40,646           669,352        172,761          300,031           1,871,915
  Surrenders.............       (7,562)          (19,236)          (20,127)       (10,425)         (10,738)            (11,744)
  Net annuity
   transactions..........      --                  8,722             8,723         --             --                  --
                              --------           -------       --------------  -----------  ------------------  ------------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........       (7,562)           45,267           687,972        184,165          321,453           1,949,812
                              --------           -------       --------------  -----------  ------------------  ------------------
  Total increase
   (decrease) in net
   assets................       (5,624)           46,921           693,422        186,893          339,278           1,985,693
NET ASSETS:
  Beginning of period....       48,093            --               --              --             --                  --
                              --------           -------       --------------  -----------  ------------------  ------------------
  End of period..........     $ 42,469           $46,921          $693,422     $  186,893       $  339,278          $1,985,693
                              --------           -------       --------------  -----------  ------------------  ------------------
                              --------           -------       --------------  -----------  ------------------  ------------------

                                             FIDELITY
                           FIDELITY VIP II      VIP
                             CONTRAFUND       GROWTH
                              PORTFOLIO      PORTFOLIO
                             SUB-ACCOUNT    SUB-ACCOUNT
                           ---------------  -----------
OPERATIONS:
  Net investment income
   (loss)................    $  (35,654)    $   10,178
  Capital gains income...       --             115,329
  Net realized gain
   (loss) on security
   transactions..........          (377)        (6,795)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       910,896        420,263
                           ---------------  -----------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       874,865        538,975
                           ---------------  -----------
UNIT TRANSACTIONS:
  Purchases..............       928,554      1,249,738
  Net transfers..........     3,162,455      3,357,091
  Surrenders.............      (279,972)      (334,425)
  Net annuity
   transactions..........       --              --
                           ---------------  -----------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     3,811,037      4,272,404
                           ---------------  -----------
  Total increase
   (decrease) in net
   assets................     4,685,902      4,811,379
NET ASSETS:
  Beginning of period....     1,985,693      2,204,486
                           ---------------  -----------
  End of period..........    $6,671,595     $7,015,865
                           ---------------  -----------
                           ---------------  -----------

                            FIDELITY VIP
                               GROWTH
                              PORTFOLIO
                            SUB-ACCOUNT**
                           ---------------
OPERATIONS:
  Net investment income
   (loss)................    $   (6,603)
  Capital gains income...       --
  Net realized gain
   (loss) on security
   transactions..........        (2,056)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       (34,445)
                           ---------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       (43,104)
                           ---------------
UNIT TRANSACTIONS:
  Purchases..............       120,267
  Net transfers..........     2,148,417
  Surrenders.............       (21,094)
  Net annuity
   transactions..........       --
                           ---------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     2,247,590
                           ---------------
  Total increase
   (decrease) in net
   assets................     2,204,486
NET ASSETS:
  Beginning of period....       --
                           ---------------
  End of period..........    $2,204,486
                           ---------------
                           ---------------

                                                 HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                              SEPARATE ACCOUNT TWO
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996


---------------------------------------------------

 1. ORGANIZATION:


Separate Account Two (the Account) is a separate investment account within Hartford Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable annuity contractholders of the Company in various mutual funds (the Funds) as directed by the contractholders.



---------------------------------------------------

 2. SIGNIFICANT ACCOUNTING POLICIES:


    The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:



    a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividends and capital gains income are accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.



    b) SECURITY VALUATION--The investment in shares of the Hartford, Smith Barney, TCI, Fidelity and Calvert Responsibily Invested Series mutual funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1996.



    c) FEDERAL INCOME TAXES--The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.



    d) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.



---------------------------------------------------

 3.ADMINISTRATION OF THE ACCOUNT AND
   RELATED CHARGES:


    a) MORTALITY AND EXPENSE UNDERTAKINGS--The Company, as issuer of variable annuity contracts, provides the mortality and expense undertakings and, with respect to the Account, receives a maximum annual fee of up to 1.25% of the Account's average daily net assets.



    b) DEDUCTION OF ANNUAL MAINTENANCE FEE--Annual maintenance fees are deducted through termination of units of interest from applicable contract owners' accounts, in accordance with the terms of the contracts.

                                        PART C


                                  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

    (a) All financial statements are included in Part A and Part B of the Registration Statement.

    (b) (1) Resolution of the Board of Directors of Hartford Life Insurance Company ("Hartford") authorizing the establishment of the Separate Account.(1)

         (2)  Not applicable.

         (3)  (a)  Principal Underwriter Agreement.(2)

         (3)  (b)  Form of Dealer Agreement.(2)

         (4) Form of Individual Single Premium Immediate Variable Annuity Contract.(3)

         (5)  Form of Application.(3)

         (6)  (a)  Articles of Incorporation of Hartford.(3)

         (6)  (b)  Bylaws of Hartford.(2)

         (7)  Not applicable.

         (8)  Not applicable.

         (9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel, and Corporate Secretary.

         (10) Consent of Arthur Andersen LLP, Independent Public Accountants.

         (11) No financial statements are omitted.

______________________

(1) Incorporated by reference to Post-Effective Amendment No. 2, to the Registration Statement File No. 33-73570, dated May 1, 1995.

(2) Incorporated by reference to Post-Effective Amendment No. 3, to the Registration Statement File No. 33-73570, dated April 29,
    1996.

(3) Incorporated by reference to Pre-Effective Amendment No.1, to the Registration Statement File No. 333-19605, filed May 9, 1997.

         (12) Not applicable.

         (13) Not applicable.

         (14) Not applicable.

         (15) Copy of Power of Attorney.

         (16) Organizational Chart.

Item 25. Directors and Officers of the Depositor

NAME                              POSITION WITH HARTFORD
----                              ----------------------
Wendell J. Bossen                 Vice President
Gregory A. Boyko                  Senior Vice President, Chief Financial Officer, and Treasurer, Director*
Peter W. Cummins                  Senior Vice President
Ann M. de Raismes                 Senior Vice President
Timothy M. Fitch                  Vice President and Actuary
Bruce D. Gardner                  Vice President
J. Richard Garrett                Vice President and Assistant Treasurer
John P. Ginnetti                  Executive Vice President & Director of Asset
                                  Management Services, Director*
William A. Godfrey, III           Senior Vice President
Lynda Godkin                      Senior Vice President, General Counsel and  Corporate
                                  Secretary, Director*
Lois W. Grady                     Vice President
Christopher Graham                Vice President
David A. Hall                     Vice President and Actuary
Stephen T. Joyce                  Vice President
Robert A. Kerzner                 Vice President
Steven M. Maher                   Vice President and Actuary
William B. Malchodi, Jr.          Vice President and Director of Taxes



NAME                              POSITION WITH HARTFORD
----                              ----------------------
Thomas M. Marra                   Executive Vice President and Director, Individual Life and
                                  Annuity Division, Director*
Robert F. Nolan                   Senior Vice President
Joseph J. Noto                    Vice President
Michael C. O'Halloran             Vice President
Craig R. Raymond                  Senior Vice President and Chief Actuary
Donald A. Salama                  Vice President
Timothy P. Schiltz                Vice President
Lowndes A. Smith                  President and Chief Executive Officer, Director*
Edward A. Sweeney                 Vice President
Raymond P. Welnicki               Senior Vice President and Director, Employee Benefit
                                  Division, Director*
Walter C. Welsh                   Senior Vice President
Lizabeth H. Zlatkus               Senior Vice President, Director*
David M. Znamierowski             Senior Vice President

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 26.  Persons Controlled By or Under Common Control with the
          Depositor or Registrant

          Filed herewith as Exhibit 16.

Item 27.  Number of Contract Owners

          As of October 29, 1997, there were no Contract Owners.

Item 28.  Indemnification

          Under Section 33-772 of the Connecticut General Statutes, unless limited by its certificate of incorporation, the Registrant must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

          The Registrant may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. Conn. Gen. Stat. Section 33-771(a). Additionally, pursuant to Conn. Gen. Stat. Section 33-776, the Registrant may indemnify officers and employees or agents for liability incurred and for any expenses to which they becomes subject by reason of being or having been an employees or officers of the Registrant. Connecticut law does not prescribe standards for the indemnification of officers, employees and agents and expressly states that their indemnification may be broader than the right of indemnification granted to directors.


          The foregoing statements are specifically made subject to the detailed provisions of Section 33-770 et seq.


          Notwithstanding the fact that Connecticut law obligates the Registrant to indemnify a only a director that was successful on the merits in a suit, under Article III,
          Section 1 of the Registrant's bylaws, the Registrant must indemnify both directors and officers of the Registrant for
          (1) any claims and liabilities to which they become subject by reason of being or having been a directors or officers of the company and legal and (2) other expenses incurred in defending against such claims, in each case, to the extent such is consistent with statutory provisions.


          Additionally, the directors and officers of Hartford and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy issued to The Hartford Financial Services Group, Inc. and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable.


          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

          (a) HSD acts as principal underwriter for the following investment companies:

              Hartford Life Insurance Company - Separate Account One
              Hartford Life Insurance Company - Separate Account Two
              Hartford Life Insurance Company - Separate Account Two (DC Variable Account I)
              Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)
              Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
              Hartford Life Insurance Company - Separate Account Two
              (Variable Account "A")
              Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)
              Hartford Life Insurance Company - Putnam Capital Manager Trust Separate Account
              Hartford Life Insurance Company - Separate Account Three
              Hartford Life Insurance Company - Separate Account Five
              ITT Hartford Life and Annuity Insurance Company - Separate Account One
              ITT Hartford Life and Annuity Insurance Company - Putnam
              Capital Manager Trust Separate Account Two
              ITT Hartford Life and Annuity Insurance Company - Separate Account Three
              ITT Hartford Life and Annuity Insurance Company - Separate Account Five
              ITT Hartford Life and Annuity Insurance Company - Separate Account Six
              American Maturity Life Insurance Company - Separate Account AMLVA

          (b) Directors and Officers of HSD

              NAME AND PRINCIPAL       POSITIONS AND OFFICES
              BUSINESS ADDRESS         WITH UNDERWRITER
              ----------------         ----------------
              Lowndes A. Smith         President and Chief Executive Officer, Director
              John P. Ginnetti         Executive Vice President, Director
              Thomas M. Marra          Executive Vice President, Director
              Peter W. Cummins         Senior Vice President
              Lynda Godkin             Senior Vice President, General Counsel and
                                       Corporate Secretary
              Donald E. Waggaman, Jr.  Treasurer
              George R. Jay            Controller
              Paul E. Olson            Supervising Registered Principal
              James Cubanski           Assistant Secretary
              Stephen T. Joyce         Assistant Secretary
              Glen J. Kvadus           Assistant Secretary
              Edward M. Ryan, Jr.      Assistant Secretary

          Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 30.  Location of Accounts and Records

          All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31.  Management Services

          All management contracts are discussed in Part A and Part B of this Registration Statement.

Item 32.  Undertakings

          (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

          (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

          The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with conditions one through four of the no-action letter.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 30th day of October, 1997.


HARTFORD LIFE INSURANCE COMPANY -
SEPARATE ACCOUNT TWO
   (Registrant)


*By: /s/ Thomas M. Marra                         *By: /s/ Leslie T. Soler
     ----------------------------------------        --------------------
    Thomas M. Marra, Executive Vice President         Leslie T.Soler
     and Director, Individual Life and Annuity        Attorney-in-Fact
     Division, Director


HARTFORD LIFE INSURANCE COMPANY
    (Depositor)


*By:  /s/ Thomas M. Marra
    -----------------------------------------
     Thomas M. Marra, Executive Vice President
     and Director, Individual Life and Annuity
     Division, Director


Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.


Gregory A. Boyko, Senior Vice President,
    Chief Financial Officer, and Treasurer,
    Director *                                   *By:  /s/Leslie T. Soler
                                                       -------------------
John P. Ginnetti, Executive Vice                        Leslie T. Soler
   President and Director, Asset Management             Attorney-in-Fact
   Services, Director *                          Dated: October 30, 1997
Lynda Godkin, Senior Vice President, General
   Counsel and Corporate Secretary, Director*
Thomas M. Marra, Executive Vice
   President and Director, Individual Life and
   Annuity Division, Director *
Lowndes A. Smith, President and
   Chief Executive Officer, Director*
Raymond P. Welnicki, Senior Vice
   President and Director, Employee Benefit
   Division, Director *
Lizabeth H. Zlatkus, Senior Vice President,
   Director *

                          EXHIBIT INDEX





(9) Opinion and Consent of Lynda Godkin, Senior Vice President, General Counsel and Corporate Secretary.


(10) Consent of Arthur Andersen, LLP, Independent Public Accountants.




(15) Copy of Power of Attorney.

(16) Organizational Chart.